                                          Filed pursuant to Rule 424(b) under
                                          the Securities Act of 1933
                                          Registration No. 333-87497


                                4,600,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


                                $14.00 PER SHARE


--------------------------------------------------------------------------------

This is an initial public offering of common stock of GRIC Communications, Inc. This is a firm commitment underwriting.


The common stock will be listed on the Nasdaq National Market under the symbol "GRIC."


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                                                 PER SHARE      TOTAL
                                                 ---------   -----------
Price to the public............................   $14.00     $64,400,000
Underwriting discount..........................     0.98       4,508,000
Proceeds to GRIC...............................    13.02      59,892,000


GRIC has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 690,000 additional shares from GRIC within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
             U.S. BANCORP PIPER JAFFRAY
                                                     PRUDENTIAL VOLPE TECHNOLOGY

                                             A UNIT OF PRUDENTIAL SECURITIES


               The date of this prospectus is December 14, 1999.

INSIDE FRONT COVER:

[GRIC logo]

Headline: GRIC Alliance Network

[picture of our network footprint for Internet roaming and telephony showing countries covered by Internet roaming points of presence, and Internet telephony gateway locations]

INSIDE FRONT SPREAD:

[GRIC logo]

Headline: Multiple Internet Services. One Global Solution.

[picture shows how we operate our network and GRIC CSP to manage the GRIC Alliance, and how service providers in the GRIC Alliance provide Internet services to their end users]

Text:

WE CREATE software and technology known as GRIC Convergent Services Platform, to facilitate delivery of multiple Internet-based services by our customers.

WE MANAGE the GRIC Alliance, our global network of relationships that allow our customers to share their communications networks, expand their global presence and sell our products to their end users.

INSIDE BACK COVER:

[GRIC logo]
[picture of a globe]

Text:  Multiple Internet services
     One global solution

                               TABLE OF CONTENTS

                                                                PAGE
                                                              ---------
Prospectus Summary..........................................          4
Risk Factors................................................          7
Forward-Looking Statements..................................         16
Use of Proceeds.............................................         16
Dividend Policy.............................................         16
Capitalization..............................................         17
Dilution....................................................         18
Selected Consolidated Financial Data........................         19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................         21
Business....................................................         32
Management..................................................         50
Related Party Transactions..................................         60
Principal Stockholders......................................         61
Description of Capital Stock................................         63
Shares Eligible for Future Sale.............................         66
Underwriting................................................         68
Legal Matters...............................................         70
Experts.....................................................         70
Where You Can Find Additional Information...................         70
Index to Consolidated Financial Statements..................        F-1

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                           GRIC COMMUNICATIONS, INC.

OVERVIEW

GRIC Communications is a start-up company with a history of losses, an accumulated deficit of approximately $40.5 million as of September 30, 1999, and an expectation of continued losses.

We provide services and software that enable our customers to offer Internet-based products and services, such as Internet telephony and Internet roaming, to their end users worldwide. In addition, our billing and collection services facilitate access by our customers end users to the facilities and services of our other customers. We generate a majority of our revenues from these services, which are known as settlement services. Our customers include telecommunications companies, Internet service providers and newly-emerging communications service providers. We provide our services and software through a global network of our customers that we call the GRIC Alliance. We created this alliance by forming contractual relationships with our customers that allow them to share their communications networks. We use our internally-developed software platform, which we call GRIC Convergent Services Platform or GRIC CSP, to manage this shared network and to provide settlement services. As a settlement services clearinghouse we have established common technical, service and payment standards to settle charges that our customers incur when their end users access the networks of other GRIC Alliance members. End users of our customers incur these charges when they initiate Internet access outside their home territory, which is known as Internet roaming, or when they place a telephone call through the Internet, which is known as Internet telephony.

As of September 30, 1999, the GRIC Alliance included the communications networks of over 300 GRIC Alliance members and more than 4,000 Internet access points located in over 140 countries.

We created the GRIC Convergent Services Platform to facilitate the introduction, deployment and management of new Internet-based services across the disparate networks that form the GRIC Alliance. GRIC CSP operates on numerous different combinations of software and computer and network hardware. We use GRIC CSP to deliver services to our customers. Those services make it possible for our customers to manage and settle Internet-based transactions, identify and authorize end users to conduct those transactions, and determine preferred routing for Internet-based communications.

Our Internet telephony service enables our customers to offer their end users the opportunity to make low-cost, high quality, Internet-based phone calls. Our Internet roaming solution, which includes GRICtraveler and GRICdial software, allows our customers to provide their end users with low cost access to the Internet throughout the world by dialing a local number, eliminating the need for costly international calls to their "home" Internet service provider. We generate settlement revenues when we provide settlement services to customers whose end users initiate Internet roaming services or place Internet telephone calls. We intend to make significant investments to enhance GRIC CSP and to develop and market additional Internet-based products and services.

A number of factors have combined to create new opportunities for providers of Internet-based services. These factors include improvements in technology, greater efficiency of Internet-based communications, global deregulation of the communications industry and the convergence of Internet-based communications and traditional telecommunications markets. For example, according to International Data Corporation, voice minutes transmitted over Internet-based networks are expected to increase from 300 million minutes in 1998 to 135 billion minutes in 2004. In addition, the Yankee

Group estimates that the worldwide market for remote access services, including Internet roaming, will increase from approximately $460 million in 1998 to approximately $1.98 billion in 2002.

STRATEGY

Our goal is to become the preferred global provider of Internet-based communications infrastructure and clearinghouse services. In order to achieve this goal, we intend to:

  - continue to add members to the GRIC Alliance;

  - cross-sell products and services to GRIC Alliance members;

  - enhance our technology leadership;

  - promote the adoption of GRIC CSP;

  - leverage strategic relationships; and

  - increase transaction-based revenue.

                          ----------------------------

Our principal executive offices are located at 1421 McCarthy Blvd., Milpitas, California 95035 and our telephone number is (408) 955-1920.

UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS
ASSUMES:

  - OUR REINCORPORATION IN DELAWARE, WHICH WAS EFFECTIVE DECEMBER 8, 1999, AND THE ASSOCIATED EXCHANGE OF SHARES OF COMMON STOCK AND PREFERRED STOCK IN THE CALIFORNIA PREDECESSOR FOR SHARES OF COMMON STOCK AND PREFERRED STOCK IN THE DELAWARE CORPORATION THAT HAS THE EFFECT OF A 1-FOR-2.8 REVERSE STOCK SPLIT;

  - THE CONVERSION OF EACH OUTSTANDING SHARE OF PREFERRED STOCK INTO ONE SHARE OF COMMON STOCK;

  - THE ADOPTION OF A 1999 EQUITY INCENTIVE PLAN AND A 1999 EMPLOYEE STOCK PURCHASE PLAN;

  - THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION;

  - EXERCISE OF WARRANTS TO PURCHASE 223,206 SHARES OF COMMON STOCK, WHICH WOULD OTHERWISE EXPIRE UPON THE COMPLETION OF THIS OFFERING; AND

  - NO EXERCISE OF WARRANTS TO PURCHASE 132,208 SHARES OF COMMON STOCK WHICH SURVIVE THE COMPLETION OF THIS OFFERING.

                                  THE OFFERING


Common stock offered.....................................  4,600,000 shares

Common stock to be outstanding after the offering........  17,723,311 shares

Use of proceeds..........................................  For general corporate purposes, capital expenditures and working capital. See
                                                           "Use of Proceeds."

Nasdaq National Market symbol............................  GRIC


The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 1999. This number does not include 600,240 shares of our Series E Preferred Stock (convertible into 600,240 shares of common stock) that were issued on November 12, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (in thousands, except share and per share data)

                                                                                                    NINE MONTHS
                                            FISCAL YEAR ENDED DECEMBER 31,                      ENDED SEPTEMBER 30,
                            --------------------------------------------------------------   -------------------------
                               1994         1995         1996         1997         1998         1998          1999
                            ----------   ----------   ----------   ----------   ----------   -----------   -----------
STATEMENTS OF OPERATIONS
  DATA:
Total revenues............  $       --   $       --   $      403   $    1,534   $    2,549   $    1,713    $     5,437
Operating loss............          --           --       (1,035)      (8,206)     (17,487)     (11,105)       (14,255)
Loss from discontinued
  operations..............         (93)        (726)      (1,683)        (774)          --           --             --
Net loss..................  $      (93)  $     (726)  $   (2,614)  $   (3,842)  $  (17,902)  $  (11,013)   $   (15,287)

  Basic and diluted net
    loss per share from
    continuing
    operations............  $       --   $       --   $    (0.52)  $    (4.42)  $    (9.19)  $    (5.66)   $     (7.61)
                            ==========   ==========   ==========   ==========   ==========   ==========    ===========
Shares used to compute
  basic and diluted net
  loss per share..........   1,925,636    1,998,043    1,788,684    1,851,140    1,948,424    1,946,870      2,009,596

Pro forma basic and
  diluted net loss per
  share from continuing
  operations(1)...........                                                      $    (2.27)                $     (1.42)
                                                                                ==========                 ===========
Shares used to compute pro
  forma basic and diluted
  net loss per share(1)...                                                       7,889,323                  10,782,381


                                                                 SEPTEMBER 30, 1999
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $10,181       $69,835
Working capital.............................................    6,013        65,667
Total assets................................................   16,438        76,092
Long-term debt and capital lease obligations, less current
  portion...................................................    1,116         1,116
Redeemable convertible preferred stock......................    8,590            --
Total stockholders' equity (deficit)........................     (260)       67,984


---------------------------
(1) The pro forma information gives effect to the conversion of all outstanding shares of preferred stock on September 30, 1999 into 10,673,854 shares of common stock and the exercise of warrants to purchase 223,206 shares of common stock upon the closing of this offering at a price per share of $7.00.

(2) The as adjusted information gives effect to (i) the sale of the 4,600,000 shares of common stock that we are offering under this prospectus at an initial public offering price of $14.00 per share after deducting the underwriting discounts and estimated offering expenses and (ii) the pro forma adjustments mentioned in footnote (1) above. See "Capitalization."

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES. THESE RISKS ARE THE ONES WE CONSIDER TO BE SIGNIFICANT TO YOUR DECISION WHETHER TO INVEST IN OUR COMMON STOCK AT THIS TIME.

RISKS RELATED TO OUR BUSINESS

OUR OPERATING HISTORY IS MORE LIMITED THAN THAT OF MANY OTHER COMPANIES, SO YOU MAY FIND IT DIFFICULT TO EVALUATE OUR BUSINESS IN MAKING AN INVESTMENT DECISION.

We have limited experience in developing and providing our products and services. Since our inception, we have had limited revenues from our current Internet-based communications software products and services, and have never generated revenues from licensing our GRIC Convergent Services Platform software, or GRIC CSP software, as a separately licensed product. Many members of our senior management team and other employees have worked with us for only a short period of time. Consequently, we have not demonstrated that our business can succeed.

WE HAVE NOT BEEN PROFITABLE TO DATE, WE MAY NEVER BE PROFITABLE AND WE ANTICIPATE CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

To date, we have not been profitable. We cannot assure you that we will ever achieve or sustain profitability. We reported operating losses of $14.3 million for the first nine months of 1999, $17.5 million for 1998 and $8.2 million for 1997. As of September 30, 1999, our accumulated deficit was $40.5 million. We expect to incur operating losses for the foreseeable future. In particular, we expect to continue to invest heavily in research and development and sales and marketing, and we expect to face pressure to adopt new pricing arrangements, including volume discounts, that may lower our gross margins. If revenues do not meet levels we anticipate, or if our costs and expenses exceed our expectations, we will continue to sustain losses, and our business and the price of our common stock may be harmed. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our history of losses and anticipation of continued losses.

IF WE FAIL TO DEVELOP GRIC CSP SOFTWARE PRODUCTS OR WE OR OTHERS FAIL TO DEVISE AN APPROPRIATE PRICING MODEL FOR THESE PRODUCTS, WE ARE UNLIKELY TO ACHIEVE OUR REVENUE GOALS.

Our future growth and profitability, if any, depend, to a great extent, on our being able to develop and market future versions of our GRIC CSP software that can be licensed to current and potential customers as a separate product. This is a complex, long-term development effort in a rapidly changing and competitive arena. We may not be able to complete the effort successfully or in a timely fashion, particularly given our lack of experience in development projects of this magnitude.

Even if we succeed in developing future versions of our GRIC CSP software, we do not know whether they will achieve market acceptance at all or, if they do, that they will support the pricing levels or generate the revenues we anticipate. We have not yet established pricing for any GRIC CSP software products or related services. We have limited experience with the transaction-based revenue models that we hope to use with our GRIC CSP software. If we fail to establish a pricing model acceptable to our customers, our GRIC CSP software products will not be commercially successful. Further, we do not know whether third-party developers of Internet communications applications will be willing to develop new applications that interface with our GRIC CSP software platform, or that we will be able to develop any applications of this type ourselves. If no such applications are developed, our GRIC CSP software will not achieve market acceptance. These uncertainties make it difficult to make any judgment about our future business prospects.

OUR SUCCESS DEPENDS ON OUR ABILITY TO MAINTAIN AND INCREASE OUR CUSTOMER BASE.

Our goal of achieving profitability depends on our ability to maintain and expand our customer base. However, our customers are generally free to use competing products and services, and the costs of switching are low, so we could face significant customer losses. Our customers are generally not obligated to generate minimum revenues, and some generate very little revenue for us. These factors make it difficult to anticipate what our future revenues from existing customers will be. In addition, our success depends on our ability to expand our customer base. World Access Telecommunications accounted for approximately 10.8% of our total revenues for the nine months ended September 30, 1999. If we lose any significant customer or are unable to expand our customer base and to increase our average revenues per customer, our business will be harmed.

WE DEPEND ON OUR CUSTOMERS TO MARKET NEW INTERNET-BASED SERVICES TO THEIR END USERS, SO OUR REVENUES DEPEND ON THE ACTIVITIES OF OTHERS AND THE MARKET ACCEPTANCE OF THOSE NEW SERVICES.

Our business depends on the efforts and success of our customers in marketing Internet-based services to their end users. Our ability to promote those services is limited. Many Internet-based services, such as Internet telephony, are new and have not achieved widespread acceptance in the marketplace. As a result, our customers may be reluctant to promote these services until they gain greater commercial acceptance, which may never occur. If our customers fail to market Internet-based services effectively, for any reason, our revenues would be reduced.

WE FACE SIGNIFICANT COMPETITION IN THE MARKETS IN WHICH WE OPERATE, INCLUDING COMPETITION FROM LARGE TELEPHONE COMPANIES, WHICH COULD MAKE IT MORE DIFFICULT FOR US TO SUCCEED.

There are low barriers to entry by new or existing businesses seeking to offer services on the Internet. As a result, our business environment is intensely competitive, highly fragmented and rapidly changing. Competition can come from many sources and may be focused on different segments of our business. For example, we compete directly with iPass in the market for Internet roaming and related settlement services, and iPass has a network that competes with the GRIC Alliance. Our competitor, Transnexus, offers a clearinghouse service for Internet telephony and, like us, their service operates in multiple hardware and software environments. Providers of Internet telephony services, such as iBasis (formerly VIP Calling) and ITXC, compete with our Internet telephony offerings. Potential competitors to future stand-alone products based on GRIC CSP software may include independent software vendors and vendors of operations support system software, such as CAP Gemini, EDS and Lucent Technologies. Large telephone companies such as AT&T and MCI Worldcom have the ability and resources to compete in any or all of our markets or future markets if they choose to do so.

Many of our competitors have substantially greater resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. Any of these competitors may combine or form strategic partnerships, gaining competitive advantages as a result. Our competitors may be able to develop and market products and services that are superior to our own in terms of features, quality, pricing or other factors. In that event, our products and services may not achieve the market acceptance necessary for us to achieve success. See "Business--Competition."

IF WE ARE UNABLE TO MANAGE RAPID GROWTH, THE GRIC ALLIANCE AND OUR PRODUCT DEVELOPMENT EFFORTS EFFECTIVELY, OUR BUSINESS AND THE PRICE OF OUR STOCK WILL BE HARMED.

In recent periods, rapid growth of the GRIC Alliance and acceleration of our product development efforts have strained our network operations, product development and other managerial, operating and financial resources. We expect these strains to continue if we continue our growth, and our financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must:

  - manage our research and development efforts;

  - expand the capacity, scalability and performance of our network and software infrastructure;

  - develop our administrative, accounting and management information systems and controls;

  - improve coordination among our engineering, accounting, finance, marketing and operations personnel; and

  - hire and train additional qualified personnel.

We may not be able to accomplish these tasks, which would harm our business and the price of our stock.

INTERNET TELEPHONY HAS NOT ACHIEVED, AND MAY NEVER ACHIEVE, WIDESPREAD MARKET ACCEPTANCE.

Using Internet telephony for voice traffic may never achieve widespread acceptance. The Internet telephony market is relatively new; less than 1% of all voice calls worldwide are currently transmitted over Internet-based networks. We expect both telecommunications companies and telephone users to resist changing to Internet-based telephony unless it offers clear benefits. Historically, the sound quality of Internet telephone calls has been poor. Due to capacity constraints on the Internet over which Internet telephone calls travel, callers sometimes experience transmission delays or transmission errors. If Internet telephone calls do not achieve commercial acceptance at all or as soon as anticipated, our efforts to increase our Internet telephone call business, which is key to our business strategy, could suffer.

THE SUCCESS OF OUR INTERNET TELEPHONY BUSINESS DEPENDS ON RELATIONSHIPS WITH THIRD PARTIES, WHICH MAY BE DIFFICULT TO ESTABLISH AND MAINTAIN.

The development of our Internet telephony business will depend on our ability to establish and maintain strategic relationships with technology leaders. For example, we must maintain compatibility of our products with the Internet telephony equipment of Lucent Technologies and Cisco Systems since they are currently the most significant manufacturers of Internet telephony equipment. We must also remain compliant with industry standards set by third parties. Further, to increase traffic for our Internet telephony service, we must continue to make arrangements with third parties to originate and terminate customer calls and to expand our network. If we fail to develop and maintain relationships of this sort, we will be unable to increase our Internet telephony business, which is key to our business strategy.

WE EXPECT THE PRICING ADVANTAGE OF INTERNET TELEPHONY TO DECLINE, WHICH WOULD HAMPER OUR EFFORTS TO EXPAND THIS KEY COMPONENT OF OUR BUSINESS.

Today, Internet telephony generally enjoys a price advantage over traditional international long distance rates. We expect this price differential to decline, and it may decline more rapidly than we expect. If prices of traditional international long distance calls decline to a point where Internet telephony no longer offers a price advantage, Internet telephony will lose an important competitive advantage and the prospects for this key component of our business will decline.

OUR INTERNET TELEPHONY REVENUE IS CONCENTRATED IN ONLY A SMALL NUMBER OF CUSTOMERS, THE LOSS OF ANY ONE OF WHICH COULD HARM OUR REVENUES AND PROFITABILITY.

Only a small number of customers have end users that originate or terminate Internet telephone calls using our Internet telephony services. The loss of any of these customers could have a material adverse effect on our Internet telephony business because it would be difficult to replace that business. Any future growth depends in large part on our ability to establish relationships with new customers wishing to originate or terminate Internet telephone calls.

OUR CUSTOMERS REQUIRE A HIGH DEGREE OF RELIABILITY IN THE DELIVERY OF OUR SERVICES, AND IF WE CANNOT MEET THEIR EXPECTATIONS FOR ANY REASON, DEMAND FOR OUR PRODUCTS AND SERVICES WILL SUFFER.

Our success depends in large part on our ability to assure generally error-free clearinghouse services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our customers' end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve approximately
66 countries is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access points in those countries. In the past, we have experienced problems due to our inability to detect system malfunctions and due to errors in collecting or processing account usage and settlement data. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures, and any failure to provide accurate settlement data in connection with acting as a clearinghouse, could reduce demand for our products and services.

AS A CLEARINGHOUSE, WE HAVE GREATER COLLECTION RISKS THAN MOST COMPANIES.

Difficulties in collecting accounts receivable will harm our financial results, and this collection risk is inherently greater for us as a clearinghouse service provider because we are obligated to pay amounts owed to each customer whether or not we have collected all the amounts due to us from other customers. In addition, if end users or unauthorized third parties engage in unauthorized or otherwise fraudulent roaming or telephony activity, we may face difficulty collecting the resulting accounts receivable. If we are not able to manage this problem, our financial results will suffer.

IF WE ARE UNABLE TO DEVELOP AND INTRODUCE NEW PRODUCTS AND SERVICES, WE WILL BE LESS LIKELY TO ATTRACT OR RETAIN CUSTOMERS.

We expect the market for Internet communications products and services to continue to change rapidly. To succeed, we will be required to adapt to those changes by improving and enhancing our existing products and services, and developing and introducing new products and services. We have not demonstrated that we can consistently develop and market product enhancements and new products or services on a timely or on a cost-effective basis. On several occasions, we have altered the course of our product development efforts or discontinued products after their introduction, which has resulted in delays and increased research and development expenses. If we fail to produce technologically competitive products and services in a cost-effective manner and on a timely basis, our business will be harmed.

OUR OPERATING RESULTS FLUCTUATE AND ARE DIFFICULT TO PREDICT, SO WE MAY FAIL TO SATISFY THE EXPECTATIONS OF INVESTORS OR MARKET ANALYSTS AND OUR STOCK PRICE MAY DECLINE.

Our quarterly operating results have fluctuated in the past, and we expect them to continue to fluctuate in the future. Factors that cause these fluctuations, many of which are beyond our control, include:

  - the volume of transaction-based revenues;

  - management of growth;

  - the rate at which customers use our services;

  - our dependence on the timely and successful launch of future products, including future versions of our stand-alone GRIC CSP software products;

  - the mix of services used by our customers' end users;

  - economic conditions specific to the Internet, as well as general economic and market conditions;

  - our ability to avoid problems in managing the GRIC Alliance network;

  - intense competition;

  - our ability to collect accounts receivable; and

  - the international regulatory environment.

Business models relying on the Internet to provide Internet-based communications services are still evolving. As a result, we believe that period-to-period comparisons of our historical operating results are not meaningful. Additionally, if our operating results in one or more quarters do not meet or exceed securities analysts' or market expectations, the price of our common stock is likely to decline.

OUR LONG SALES CYCLE MAKES IT PARTICULARLY DIFFICULT FOR US TO FORECAST REVENUES, REQUIRES US TO INCUR HIGH COSTS OF SALES, AND AGGRAVATES FLUCTUATIONS IN QUARTERLY FINANCIAL RESULTS.

Our business is characterized by a long sales cycle between the time a potential customer is contacted and a new customer relationship is established, and between the time the new customer is won and when we begin to realize significant transaction-based revenues. In part this is because the markets for Internet-based communications services are new and demand is uncertain. This makes it difficult for us to predict future revenues. In addition, we incur substantial sales costs before we win a customer or recognize any related revenues, which increases the volatility of our results because we may have high costs without associated offsetting revenues.

BECAUSE MUCH OF OUR BUSINESS IS INTERNATIONAL, WE ENCOUNTER SPECIAL PAYMENT AND REGULATORY DIFFICULTIES, WHICH MAY REDUCE OUR PROFITABILITY AND HARM THE PRICE OF OUR COMMON STOCK.

Because we generate most of our revenues from business conducted internationally, we are subject to special risks. Those risks include:

  - longer payment cycles for foreign customers, including delays due to currency controls and fluctuations;

  - negative impacts of changes in foreign currency exchange rates;

  - potentially high taxes in foreign countries;

  - difficulties complying with a variety of foreign laws, trade standards and tariffs and of overcoming trade barriers; and

  - difficulties complying with telecommunications and other Internet-related regulations in many foreign jurisdictions.

We are also exposed to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. Any of these factors may reduce our profitability and harm the price of our common stock.

WE NEED TO HIRE AND RETAIN QUALIFIED PERSONNEL TO SUSTAIN THE GROWTH OF OUR BUSINESS, WHICH IS PARTICULARLY DIFFICULT FOR US BECAUSE WE COMPETE WITH OTHER INTERNET-RELATED COMPANIES IN THE SAN FRANCISCO BAY AREA WHERE WE ARE BASED.

Our future success depends, in part, on the continued service of our key executive, management and technical personnel, many of whom we hired only recently, and our ability to attract new skilled employees. From time to time we have experienced difficulty in hiring and retaining highly skilled employees, and we expect to continue to experience this sort of difficulty. Competition for employees in our industry is intense, particularly in the San Francisco Bay area where we are located, and we have experienced significant attrition. Declines in the market price of our common stock could also hurt employee morale and retention. If we are not able to retain our key employees or to attract, assimilate or retain other highly qualified employees in the future, our business could be harmed because our growth might be slowed or executive leadership might be disrupted.

LITIGATION ARISING OUT OF INTELLECTUAL PROPERTY INFRINGEMENT OR OTHER COMMERCIAL DISPUTES COULD BE EXPENSIVE AND DISRUPT OUR BUSINESS.

We cannot be certain that our products do not, or will not, infringe upon patents, trademarks, copyrights or other intellectual property rights held by third parties. See "Business--Intellectual Property." In addition, since we rely on third parties to help us develop, market and support our product and service offerings, we cannot assure you that litigation will not arise from disputes involving those third parties. From time to time we have been, and we expect to continue to be, parties to disputes with these third parties. We may incur substantial expenses in defending against these claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters or materially disrupt the conduct of our business. See Note 5 of notes to consolidated financial statements.

WE ANTICIPATE THE NEED FOR ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND GROWTH; IF FINANCING IS NOT AVAILABLE ON ACCEPTABLE TERMS, OUR ABILITY TO SUCCEED WILL BE HAMPERED.

We expect to be required to raise additional capital to fund our operations, to finance investments in the equipment and corporate infrastructure needed for the expansion of our network, to enhance and expand the range of products and services we offer and to respond to competitive pressures and perceived opportunities. To date, our cash flow from operations has not been sufficient to cover our expenses and capital needs, and we cannot assure you that it will be sufficient in the future. We also cannot assure you that any financing will be available on terms favorable to us or at all. If adequate funds are not available on acceptable terms or at all, we may be forced to curtail or cease our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

OUR EXECUTIVE OFFICERS AND DIRECTORS HOLD A SIGNIFICANT PERCENTAGE OF OUR STOCK AND WILL BE ABLE TO CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL.

Immediately after the closing of the offering, our executive officers and directors and their affiliated entities will own approximately 35.0% of our outstanding common stock. Accordingly, these stockholders, acting together, will have a substantial influence on all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration could also have the effect of delaying or preventing a change in control of our company.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER AND DEPRESS OUR STOCK PRICE.

Provisions of our certificate of incorporation, bylaws and Delaware law make it difficult for a third party to acquire us, despite the possible benefit to our stockholders, and this may potentially lower the price of our common stock. These provisions of our certificate of incorporation and bylaws:

  - authorize the board to issue preferred stock without stockholder approval;

  - prohibit cumulative voting in the election of directors;

  - limit the persons who may call special meetings of stockholders; and

  - establish advance notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we may adopt a shareholder rights plan, or "poison pill," and we have elected to remain subject to the anti-takeover provisions of the Delaware General Corporation Law. These factors may discourage takeover attempts.

THE YEAR 2000 RISKS WE FACE ARE PARTICULARLY COMPLEX AND UNPREDICTABLE BECAUSE WE INTERFACE WITH MANY OTHER SYSTEMS, WHICH INCREASES THE RISK OF LOSS FROM INTERRUPTIONS OF OUR BUSINESS OR FROM YEAR 2000 LITIGATION.

Computer systems and software used by many companies in a wide variety of industries may produce erroneous results or fail unless they correctly process date information associated with the millennium. We may face claims based on year 2000 issues arising from the integration of multiple products or services, including ours, within an overall system or network. In addition, we rely on networks, including the Internet, the circuit-switched telephone network and private data networks, and computer hardware and software, owned and maintained by third parties, some of which may not be year 2000 compliant. We have not assessed the year 2000 compliance of the many parties with which we interface. Failure of any of these parties' systems or software to process date information related to year 2000 could detract from our ability to deliver services, or involve us in expensive litigation. We do not currently have a contingency plan to deal with the worst-case scenario that might occur if technologies upon which we depend are not year 2000 compliant and fail to operate effectively as a result. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

RISKS RELATED TO OUR INDUSTRY

FUTURE DEVELOPMENTS IN INTERNET-BASED COMMUNICATIONS SERVICES, WHICH ARE CRITICAL TO OUR SUCCESS, ARE UNCERTAIN.

For us to increase our revenues, the Internet must be validated as an effective medium for the delivery of Internet roaming, Internet telephony and other Internet-based communications services. The infrastructure of the public Internet may not be able to support increased demands placed on it, and the performance of the Internet may be adversely affected. Our business will be harmed if the Internet does not continue to grow as a telecommunications medium, and that growth may be inhibited by factors such as:

  - unreliability of the Internet infrastructure;

  - inability of vendors to develop Internet networking equipment that offers telecommunications-grade communications services over the Internet;

  - security concerns;

  - new regulatory requirements;

  - inconsistent quality of service; and

  - lack of availability of cost-effective service.

SECURITY CONCERNS MAY DETER THE USE OF THE INTERNET FOR INTERNET-BASED COMMUNICATIONS WHICH WOULD REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES.

The secure transmission of confidential information over public networks is a significant barrier to widespread adoption of electronic commerce and communications. The Internet is a public network and information is sent over this network from many sources. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in compromised security on our network or the networks of others. If any well-publicized compromises of confidential information were to occur, it could reduce demand for Internet-based communications and our products and services.

U.S. OR FOREIGN GOVERNMENTAL REGULATIONS REGARDING INTERNET TELEPHONY OR THE INTERNET GENERALLY MAY BE ENACTED, WHICH COULD IMPEDE OUR BUSINESS.

To date, governmental laws and regulations applicable to access to or commerce on the Internet or use of the Internet to provide telephone service have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. For example, the Federal Communications Commission has at times considered proposals to impose surcharges or other common carrier regulations upon direct providers of Internet telephony to end users located within the U.S. It is also possible that the FCC may adopt a regulatory framework, other than traditional common carrier regulation, that would apply to Internet telephony providers. In addition, Congress and other federal entities have adopted or are considering other legislative and regulatory proposals that would further regulate the Internet. Further, a number of foreign countries prohibit Internet telephony or permit but regulate Internet telephony. Other foreign countries have considered or are considering whether to regulate Internet telephony. The European Union has also enacted several directives relating to the Internet, including one which affects U.S. companies that collect or transmit information over the Internet from individuals in European Union Member States. New domestic or foreign taxes could also be adopted that would apply to the delivery or use of communications services over the Internet. Uncertainty about and adoption of new regulations could increase our costs of doing business, or prevent us from delivering our products and services over the Internet or significantly slow the growth of the Internet. This could delay growth in demand for our products and services and harm our business. See "Business--Government Regulation."

RISKS RELATED TO THIS OFFERING

THE MARKET FOR OUR COMMON STOCK MAY BE ILLIQUID AND VOLATILE, WHICH INCREASES YOUR RISK OF OWNING OUR STOCK.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market in our common stock or how liquid that market might become. Illiquidity in that market may make it more difficult for you to sell your shares. The initial public offering price for our shares, determined by negotiations between us and the representatives of the underwriters, may not be indicative of prices that will prevail in any future trading market.

The stock market frequently experiences extreme price and volume fluctuations. In particular, the market prices of the securities of Internet-related companies have been especially volatile recently, and often these fluctuations have been unrelated or disproportionate to operating performance. This increases the risk that if you wish to sell our stock the market price may be lower than the price to the public in this offering. If the market value of our stock experiences adverse fluctuations and we become involved in class actions lawsuits by security holders, we could incur substantial legal costs and management's attention could be diverted, to the detriment of our operations and results.

OUR STOCK PRICE MAY BE SUBJECT TO WIDE FLUCTUATIONS DUE TO BUSINESS OR MARKET DEVELOPMENTS OR STOCK SALES BY CURRENT STOCKHOLDERS WHICH INCREASES YOUR RISKS OF HOLDING OUR STOCK.

We expect the market price for our common stock to be subject to wide fluctuations as a result of factors including:

  - quarterly variations in our operating results;

  - announcements of technological innovations by us or our competitors;

  - announcements of new products or services by us or our competitors;

  - investor perception of us, the market for Internet-based communications services or the Internet in general;

  - changes in financial estimates by securities analysts; and

  - general economic and market conditions.

In addition, the market price of our common stock could decrease as a result of sales of substantial amounts of common stock in the public market after the closing of this offering or the perception that substantial sales could occur. The risk of sales will increase substantially when the underwriter lockup agreements or equivalent contractual restrictions expire 180 days after closing of this offering and approximately 12,277,294 shares will then become eligible for public sale. See "Shares Eligible for Future Sale."

DILUTION INHERENT IN INVESTORS' PURCHASE OF SHARES IN THIS OFFERING MEANS THAT THEY ARE GIVING UP VALUE THAT MAY NEVER BE RETURNED.

Purchasers of shares of our common stock in this offering will incur immediate and substantial dilution in the net tangible book value of their shares. There can be no assurance that net tangible book value of the shares will increase. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus constitute forward-looking statements that involve substantial uncertainties. These statements include, among others, statements concerning the following:

  - use of proceeds;

  - projected increases in sales and marketing, research and development and capital expenditures;

  - liquidity;

  - the expansion of the GRIC Alliance;

  - our strategy of enhancing our current products and services and expanding into new products and services;

  - our efforts to increase brand awareness;

  - our development of strategic relationships; and

  - our strategy to encourage widespread adoption of GRIC CSP and to make GRIC CSP a preferred platform.

We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

In addition, this prospectus includes data relating to the long-distance telephone, Internet telephony, remote access services and Internet-based communications markets. Some of this data was obtained from industry publications and reports, such as reports by TeleGeography, International Data Corporation and the Yankee Group. These reports assume certain events, trends and activities will occur and they project information based on those assumptions. We have not independently verified this data.

We cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS


We estimate that we will receive net proceeds of approximately $59.7 million from the exercise of certain outstanding preferred stock warrants and the sale of the shares of our common stock that we are offering under this prospectus ($68.6 million if the underwriters' over-allotment option is exercised in full) at an initial public offering price of $14.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.


We currently intend to use approximately $15.0 million of the proceeds from this offering for capital expenditures to continue the expansion of our network infrastructure as well as our increasing employee base. We currently intend to use the remaining proceeds to fund operations, including working capital and general corporate requirements. We may use the proceeds for acquisitions of technologies, product lines or businesses that are complementary to our business. We have no current acquisition plans. Pending these uses, we plan to invest the net proceeds in interest-bearing, investment grade securities. Management will have broad discretion over the allocation of the net proceeds from this offering.

                                DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock or other securities. A current equipment financing arrangement prohibits us from paying cash dividends. We do not anticipate paying a cash dividend in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth the following information, as of September 30, 1999:

  - our actual capitalization;

  - our pro forma capitalization after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering; and


  - our pro forma as adjusted capitalization to give effect to the sale of the 4,600,000 shares of common stock that we are offering under this prospectus at an initial public offering price of $14.00 per share, after deducting the underwriting discount and estimated offering expenses, and the exercise of warrants to purchase 223,206 shares of common stock upon the closing of this offering at an exercise price of $7.00 per share.



                                                                       SEPTEMBER 30, 1999
                                                        -------------------------------------------------
                                                                                              PRO FORMA
                                                          ACTUAL           PRO FORMA         AS ADJUSTED
                                                        -----------       -----------       -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Current portion of long-term debt.....................    $    513          $    513            $    513
                                                          --------          --------            --------

Long-term debt and capital lease obligations..........       1,116             1,116               1,116
                                                          --------          --------            --------

Redeemable convertible preferred stock, $0.001 par
  value, 6,025,000 shares authorized, 5,213,109 shares
  issued and outstanding, actual; no shares
  authorized, issued or outstanding, pro forma or pro
  forma as adjusted...................................       8,590                --                  --
                                                          --------          --------            --------

Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value,
    6,250,000 shares authorized, actual; 5,460,745
    shares issued and outstanding, actual; 5,000,000
    shares of preferred stock authorized, none issued
    and outstanding, pro forma and pro forma as
    adjusted..........................................           5                --                  --
  Common stock, $0.001 par value, 21,428,571 shares
    authorized, 2,226,251 shares issued and
    outstanding, actual; 50,000,000 shares authorized,
    12,900,105 shares issued and outstanding, pro
    forma; 50,000,000 shares authorized, 17,723,311
    shares issued and outstanding, pro forma as
    adjusted..........................................           2                13                  18
  Additional paid-in capital..........................      41,784            50,368             110,017
  Deferred stock-based compensation...................      (1,586)           (1,586)             (1,586)
  Accumulated deficit.................................     (40,465)          (40,465)            (40,465)
                                                          --------          --------            --------
    Total stockholders' equity (deficit)..............        (260)            8,330              67,984
                                                          --------          --------            --------
      Total capitalization............................    $  9,959          $  9,959            $ 69,613
                                                          ========          ========            ========


The shares outstanding in the actual, pro forma and pro forma as adjusted columns exclude:

  - 2,051,859 shares of common stock issuable upon the exercise of options outstanding at September 30, 1999 under our stock option plans;

  - 102,699 shares of common stock and 29,509 shares of Series D Preferred Stock issuable upon the exercise of outstanding warrants as of September 30, 1999; and

  - 600,240 shares of Series E Preferred Stock that were issued on November 12, 1999 for an aggregate purchase price of $6.0 million.

                                    DILUTION


The pro forma net tangible book value of our common stock as of September 30, 1999, after giving effect to the exercise of warrants to purchase 223,206 shares of preferred stock and the conversion of all outstanding shares of preferred stock into common stock, was $8,887,000, or approximately $0.68 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 13,123,311 shares of common stock outstanding (pro forma to reflect the conversion of all outstanding shares of preferred into common stock upon the closing of this offering and the assumed exercise and conversion of preferred stock warrants for 223,206 shares) before the offering. Dilution per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share after the offering. After giving effect to this offering, our pro forma net tangible book value as of September 30, 1999 would have been $66,979,000, or $3.78 per share. This represents an immediate increase in pro forma net tangible book value of $3.10 per share to existing stockholders and an immediate dilution in net tangible book value of $10.22 per share to new investors purchasing shares at the initial public offering price. Investors participating in this offering will incur immediate, substantial dilution. The following table illustrates the per share dilution:



Initial public offering price per share.....................              $14.00
  Pro forma net tangible book value per share as of
    September 30, 1999......................................   $0.68
  Increase in pro forma net tangible book value per share
    attributable to new investors...........................   $3.10
                                                               -----
Pro forma net tangible book value per share after
  offering..................................................              $ 3.78
                                                                          ------
Dilution per share to new investors.........................              $10.22
                                                                          ======



The following table summarizes, on a pro forma basis as of September 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We based these calculations on the initial public offering price of $14.00 per share.



                                     SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                   ---------------------   -----------------------     PRICE
                                     NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                   ----------   --------   ------------   --------   ---------
Existing stockholders............  13,123,311     74.0%    $ 47,300,000     42.3%     $ 3.60
New investors....................   4,600,000     26.0       64,400,000     57.7       14.00
                                   ----------    -----     ------------    -----
  Total..........................  17,723,311    100.0%    $111,700,000    100.0%
                                   ==========    =====     ============    =====


The discussion and tables above exclude:

  - 2,051,859 shares of common stock issuable upon the exercise of options outstanding at September 30, 1999 under our stock option plans;

  - 102,699 shares of common stock and 29,509 shares of Series D Preferred Stock issuable upon the exercise of outstanding warrants as of September 30, 1999; and

  - 600,240 shares of Series E Preferred Stock that were issued on November 12, 1999 for an aggregate purchase price of $6.0 million.

The exercise of outstanding stock options or warrants would increase the dilutive effect to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and notes thereto "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

The statements of operations data for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999, and the balance sheet data at December 31, 1997 and 1998 and at September 30, 1999, are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this prospectus. The balance sheet data at December 31, 1996 is derived from our audited balance sheet not included in this prospectus. The statements of operations data for the nine months ended September 30, 1998, are derived from unaudited consolidated financial statements included elsewhere in this prospectus and, in our opinion, include all adjustments, consisting solely of normal recurring accruals, which are necessary to present fairly the data for such periods. The statements of operations data for the years ended
December 31, 1994 and 1995 and the balance sheet data at December 31, 1994 and 1995 are derived from unaudited consolidated financial statements not included in this prospectus and, in our opinion, include all adjustments, consisting of normal recurring accruals, that are necessary to present fairly the data for such periods. Historical results are not necessarily indicative of future results, and the results for interim periods are not necessarily indicative of results to be expected for the entire year.

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                                YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                               ---------------------------------------------------------   ----------------------
                                                 1994        1995        1996        1997        1998        1998         1999
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
                                                                                 (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Settlement.................................  $      --   $      --   $      --   $     254   $   1,666   $   1,073   $    4,122
  Software...................................         --          --         387         719         186         161          517
  Hardware...................................         --          --          --         226         416         294          160
  Maintenance and services...................         --          --          16         335         281         185          638
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
    Total revenues...........................         --          --         403       1,534       2,549       1,713        5,437

Costs and expenses:
  Cost of settlement revenues................         --          --          --         156       1,444         872        3,329
  Cost of software revenues..................         --          --          --         458         251         129            5
  Cost of hardware revenues..................         --          --          --         250         588         350           44
  Cost of maintenance and services revenue...         --          --          --          --         143          10           47
  Network and operations.....................         --          --          --         837       1,117         729        2,027
  Research and development...................         --          --         998       2,314       5,080       3,718        5,852
  Sales and marketing........................         --          --          49       3,723       6,373       4,524        5,844
  General and administrative.................         --          --         391       2,002       3,540       2,486        3,276
  Other operating expenses (expense
    reversals)...............................         --          --          --          --       1,500          --         (925)
  Amortization of stock-based compensation...         --          --          --          --          --          --          193
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
    Total costs and expenses.................         --          --       1,438       9,740      20,036      12,818       19,692
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
Operating loss...............................         --          --      (1,035)     (8,206)    (17,487)    (11,105)     (14,255)
Interest income and other, net...............         --          --         104          79         192         153          298
Interest expense.............................         --          --          --          --        (575)        (33)      (1,292)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
Loss from continuing operations before income
  taxes......................................         --          --        (931)     (8,127)    (17,870)    (10,985)     (15,249)
Provision for income taxes from continuing
  operations.................................         --          --          --          59          32          28           38
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
Net loss from continuing operations..........         --          --        (931)     (8,186)    (17,902)    (11,013)     (15,287)

Discontinued operations:
  Loss from discontinued operations..........        (93)       (726)     (1,683)       (774)         --          --           --
  Gain on disposal of discontinued
    operations...............................         --          --          --       5,118          --          --           --
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
Net loss.....................................  $     (93)  $    (726)  $  (2,614)  $  (3,842)  $ (17,902)  $ (11,013)  $  (15,287)
                                               =========   =========   =========   =========   =========   =========   ==========

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                                YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                               ---------------------------------------------------------   ----------------------
                                                 1994        1995        1996        1997        1998        1998         1999
                                               ---------   ---------   ---------   ---------   ---------   ---------   ----------
Basic and diluted net loss per share from
  continuing operations......................  $      --   $      --   $   (0.52)  $   (4.42)  $   (9.19)  $   (5.66)  $    (7.61)
                                               =========   =========   =========   =========   =========   =========   ==========
Basic and diluted net loss per share.........  $   (0.05)  $   (0.36)  $   (1.46)  $   (2.08)  $   (9.19)  $   (5.66)  $    (7.61)
                                               =========   =========   =========   =========   =========   =========   ==========
Shares used to compute basic and diluted net
  loss per share.............................  1,925,636   1,998,043   1,788,684   1,851,140   1,948,424   1,946,870    2,009,596
Pro forma basic and diluted net loss per
  share from continuing operations(1)(2).....                                                  $   (2.27)              $    (1.42)
                                                                                               =========               ==========
Shares used to compute pro forma basic and
  diluted net loss per share(1)(2)...........                                                  7,889,323               10,782,381

                                                                                                           PRO FORMA
                                                   DECEMBER 31,                                          -------------
                             ---------------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                               1994        1995        1996        1997        1998          1999           1999(2)
                             ---------   ---------   ---------   ---------   ---------   -------------   -------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
  equivalents..............  $      --   $      --   $   3,342   $   8,481   $   1,362     $  10,181      $   10,181
Working capital
  (deficit)................         --          --       3,368       7,839      (7,509)        6,013           6,013
Net assets of discontinued
  operations...............        367       3,100       1,563          --          --            --              --
Total assets...............        367       3,100       5,796       9,855       4,740        16,438          16,438
Long-term debt and capital
  lease obligations, less
  current portion..........         --          --          --          19       1,069         1,116           1,116
Redeemable convertible
  preferred stock..........        430       3,888       8,590       8,590       8,590         8,590              --
Total stockholders' equity
  (deficit)................        367       3,100      (3,402)         61     (14,806)         (260)          8,330

---------------------------
(1) See Note 2 of notes to consolidated financial statements for information concerning the calculation of pro forma basic and diluted net loss per share.
(2) The pro forma information gives effect to the conversion of all outstanding shares of preferred stock outstanding on September 30, 1999 into 10,673,854 shares of common stock and the exercise of warrants to purchase
    223,206 shares of common stock upon the closing of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THIS DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS.

OVERVIEW

We provide services and software that enable our customers to offer Internet-based products and services. Our customers include telecommunications companies, Internet service providers and newly-emerging communication service providers.

Settlement revenues are generated when we provide settlement services to customers whose end users initiate Internet communications. For each global Internet roaming transaction, we use our software to track the usage, collect the amount that a roamer's "home" service provider owes us, pay the appropriate amount to the service provider enabling local access, and provide the underlying usage data to our customer to enable billing of its end user. For each Internet telephony call, we use our software to track the usage, settle the amounts owed to GRIC and owed by GRIC as a result of the transaction, and provide the underlying usage data to our customers to enable billing of their end users.

We have incurred substantial losses since our inception as a result of expenses associated with building our GRIC Alliance and related network infrastructure and developing our software products. As of September 30, 1999, we had an accumulated deficit of approximately $40.5 million. We anticipate that our operating expenses will increase substantially in the future as we continue to expand our network and develop our software products. Accordingly, we expect to incur additional losses for the foreseeable future, and we cannot assure you that we will achieve or sustain profitability. See "Risk Factors--We have not been profitable to date, we may never be profitable and we anticipate continued losses for the foreseeable future."

From our inception until 1997 we were both an Internet service provider in Northern California and an independent software developer for the Internet service provider community. In 1997, we sold our local Internet service provider business and related assets. Operations through 1997 that related to our Internet service provider business are reflected as discontinued operations. We first recognized clearinghouse settlement revenues in 1997, and since 1998 we have derived our revenues primarily from clearinghouse settlement services.

Our business model has evolved in the course of our development and we believe that period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. See "Risk Factors--Our operating history is more limited than that of many other companies, so you may find it difficult to evaluate our business in making an investment decision."

RECENT EVENT

On November 12, 1999, we issued 600,240 shares of our Series E Preferred Stock, convertible into 600,240 shares of common stock, to Nokia Holdings, Inc. for an aggregate purchase price of $6.0 million.

RESULTS OF OPERATIONS

The following table sets forth certain statements of operations data as a percentage of total revenues for the periods indicated. Data for 1994 and 1995 have not been presented as no revenues were generated from continuing operations during these periods.

                                                                                            NINE MONTHS
                                                          YEAR ENDED                           ENDED
                                                         DECEMBER 31,                      SEPTEMBER 30,
                                             ------------------------------------      ----------------------
                                               1996          1997          1998          1998          1999
                                             --------      --------      --------      --------      --------
Revenues:
  Settlement...............................       --%         16.6%         65.4%         62.6%         75.8%
  Software.................................     96.0          46.9           7.3           9.4           9.5
  Hardware.................................       --          14.7          16.3          17.2           3.0
  Maintenance and services.................      4.0          21.8          11.0          10.8          11.7
                                              ------        ------        ------        ------        ------
    Total revenues.........................    100.0%        100.0%        100.0%        100.0%        100.0%
                                              ------        ------        ------        ------        ------

Costs and expenses:
  Cost of settlement revenues..............       --%         10.2%         56.7%         50.9%         61.2%
  Cost of software revenue.................       --          29.8           9.8           7.5           0.1
  Cost of hardware revenue.................       --          16.3          23.1          20.4           0.8
  Cost of maintenance and services
    revenue................................       --            --           5.6           0.7           0.9
  Network and operations...................       --          54.6          43.8          42.6          37.3
  Research and development.................    247.6         150.8         199.3         217.0         107.6
  Sales and marketing......................     12.2         242.7         250.0         264.1         107.5
  General and administrative...............     97.0         130.5         138.9         145.1          60.3
  Other operating expenses (expense
    reversals).............................       --            --          58.8            --         (17.0)
  Amortization of stock-based
    compensation...........................       --            --            --            --           3.5
                                              ------        ------        ------        ------        ------
    Total costs and expenses...............    356.8%        634.9%        786.0%        748.3%        362.2%
                                              ------        ------        ------        ------        ------
  Operating loss...........................   (256.8)%      (534.9)%      (686.0)%      (648.3)%      (262.2)%
                                              ======        ======        ======        ======        ======

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

  REVENUES

Total revenues increased to $5.4 million for the first nine months of 1999 from $1.7 million for the first nine months of 1998, representing an increase of 217.4%. Both settlement revenues and software, hardware and maintenance and services revenue grew significantly during these periods.

SETTLEMENT REVENUES. Settlement revenues increased to $4.1 million for the first nine months of 1999 from $1.1 million for the first nine months of 1998, an increase of 284.2%. This increase reflects higher volumes of both Internet roaming and Internet telephony transactions. We expect settlement revenues from Internet telephony to increase in the future at a faster rate than revenues from Internet roaming.

SOFTWARE, HARDWARE AND MAINTENANCE AND SERVICES REVENUE. Software, hardware and maintenance and services revenue increased to $1.3 million for the first nine months of 1999 from $640,000 for the first nine months of 1998, representing an increase of 105.5%. This increase is primarily due to higher sales of our prepaid Internet telephony software and related services, which we introduced in February 1999, and higher sales of our Internet roaming software and related services, offset by a reduction of hardware sales which were discontinued in June 1999.

  COSTS AND EXPENSES

COST OF SETTLEMENT REVENUES. Cost of settlement revenues represents the amounts we pay to access the Internet for Internet roaming services for our customers, and to terminate Internet telephony services for our customers. Cost of settlement revenues increased to $3.3 million for the first nine months of 1999 from $872,000 for the first nine months of 1998, an increase of 281.8%. The increase was due to higher sales volumes, primarily for our Internet roaming and Internet telephony services.

COST OF SOFTWARE, HARDWARE AND MAINTENANCE AND SERVICES REVENUE. Cost of software, hardware and maintenance and services revenue represents license fees for third-party software that is incorporated into our software products, and the cost of Internet telephony equipment. Cost of software, hardware and maintenance and services revenue decreased to $96,000 for the first nine months of 1999 from $489,000 for the first nine months of 1998, a decrease of 80.4%. This decrease is primarily attributable to our decision no longer to sell certain software and hardware products.

NETWORK AND OPERATIONS. Network and operations expenses include salaries, benefits, allocated facility and management information systems costs associated with operating our network, costs of co-location of network equipment and leased telecommunication lines, and depreciation on network equipment. Network and operations expenses increased to $2.0 million for the first nine months of 1999 from $729,000 for the first nine months of 1998, representing an increase of 178.1%. This increase was due to higher business activity and higher costs associated with the expansion of our customer support and network operation centers to a 24 hours-a-day, seven days-a-week basis. We expect that network and operations expenses will continue to increase in absolute dollars as we expand our network infrastructure to meet anticipated increases in transaction processing volume.

RESEARCH AND DEVELOPMENT. Research and development expenses include salaries, benefits and recruiting costs of employees and outside consultants and quality assurance and allocated facility, management information systems and depreciation costs. Research and development increased to $5.9 million for the first nine months of 1999 from $3.7 million for the first nine months of 1998, representing an increase of 57.4%. This increase was primarily due to the development of our GRIC CSP software. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to achieving our strategic objectives, and we expect that research and development expenses will increase significantly in absolute dollars in the future.

SALES AND MARKETING. Sales and marketing expenses include salaries, benefits and commissions earned by sales and marketing personnel, allocated facility, management information systems and depreciation costs, cost for marketing and promotional programs, and costs associated with our domestic and international sales offices. Sales and marketing expenses increased to $5.8 million for the first nine months of 1999 from $4.5 million for the first nine months of 1998, representing an increase of 29.2%. This increase reflects the hiring of additional personnel to expand the geographic coverage of and support Internet telephony, which was introduced in the fourth quarter of 1998. We expect that sales and marketing expenses will increase significantly in absolute dollars in the future as we seek to expand our customer base and increase brand awareness.

GENERAL AND ADMINISTRATIVE. General and administrative expenses consist of general corporate and facility costs as well as salary, benefits and related costs for executive, finance, legal, administrative, human resources and management information systems functions, as well as provisions for uncollectible receivables. General and administrative expenses increased to $3.3 million for the first nine months of 1999 from $2.5 million for the first nine months of 1998, representing an increase of 31.8%. This increase reflects the hiring of additional personnel, including key executives, to provide the infrastructure to support future growth. We expect that general and administrative expenses will continue to increase in absolute dollars in the future as a result of the continued expansion of our administrative staff and the expenses associated with becoming a public company, including annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and professional services fees.

OTHER OPERATING EXPENSES (EXPENSE REVERSALS). Other operating expenses (expense reversals) of $925,000 reflects a reduction of a previously expensed commitment to purchase software, as a result of the completion of a settlement agreement with the software vendor. The previous expense was recorded in the fourth quarter of 1998 when we determined that the software product was not salable and expensed $1.5 million.

AMORTIZATION OF STOCK-BASED COMPENSATION. Some stock options granted during the last 12 months are considered compensatory, as the estimated fair value for accounting purposes was greater than the stock exercise price as determined by the board of directors on the date of grant. As a result, we have recorded in general and administrative, expenses of $193,000 for the nine months ended September 30, 1999 relating to the amortization of deferred compensation expense and had an aggregate of $1,586,000 of deferred compensation remaining to be amortized as of that date. Deferred compensation is amortized on a straight-line basis over the vesting period of the options. We expect amortization of approximately $107,000 in the three months ending December 31, 1999, and $427,000 in fiscal 2000, $427,000 in fiscal 2001, $427,000 in fiscal 2002 and
$198,000 in fiscal 2003.

  INTEREST INCOME AND OTHER, NET

Interest income and other, net primarily represents interest income on cash balances. Interest income and other, net increased to $298,000 for the first nine months of 1999 from $153,000 for the first nine months of 1998, an increase of 94.8%. This increase was primarily due to higher average cash balances during the first nine months of 1999.

  INTEREST EXPENSE

Interest expense consists of amortization of warrant expense associated with the fair value of warrants issued in connection with our financing activities and interest expense associated with capital leases and bridge financing. Interest expense increased to $1.3 million for the first nine months of 1999 from $33,000 for the first nine months of 1998.

  INCOME TAXES

The provision for income taxes consists of foreign taxes. FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of these assets is more likely than not. We intend to evaluate the ability to realize the deferred tax assets on a quarterly basis.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  REVENUES

Total revenues increased to $2.5 million in 1998 from $1.5 million in 1997, an increase of 66.2%, and to $1.5 million in 1997 from $403,000 in 1996, an increase of 280.6%.

SETTLEMENT REVENUES. Settlement revenues increased to $1.7 million in 1998 from $254,000 in 1997, an increase of 555.9%. We recognized no settlement revenues in 1996. These increases were due to higher volumes of transactions.

SOFTWARE, HARDWARE AND MAINTENANCE AND SERVICES REVENUE. Software, hardware and maintenance and services revenue decreased to $883,000 in 1998 from $1.3 million in 1997, a decrease of 31.0%, and increased to $1.3 million in 1997 from $403,000 in 1996, an increase of 217.6%. The decrease in 1998 from 1997 was primarily attributable to our decision no longer to sell certain customized software, offset by an increase in sales of telecommunications equipment. The increase in 1997 from 1996 was primarily due to increased sales of Internet fax hardware and software and, to a lesser extent, increased sales of Internet roaming software and related services.

  COSTS AND EXPENSES

COST OF SETTLEMENT REVENUES. Cost of settlement revenues increased to $1.4 million in 1998 from $156,000 in 1997, an increase of 825.6%. We incurred no cost of settlement revenues in 1996. The increases during these periods were due to higher volumes of transactions, primarily for Internet roaming.

COST OF SOFTWARE, HARDWARE AND MAINTENANCE AND SERVICES REVENUE. The cost of software, hardware and maintenance and services revenue increased to $982,000 in 1998 from $708,000 in 1997, an increase of 38.7%. We incurred no cost of software and other revenues in 1996. The increase in 1998 from 1997 was primarily due to costs related to Internet telephony hardware. The increase in 1997 from 1996 was primarily due to higher volumes of fax software licenses.

NETWORK AND OPERATIONS. Network and operations expenses increased to $1.1 million in 1998 from $837,000 in 1997, an increase of 33.5%. We incurred no network and operations expenses in 1996. The increases during the periods were due to an expansion of our network operations centers.

RESEARCH AND DEVELOPMENT. Research and development expenses increased to $5.1 million in 1998 from $2.3 million in 1997, an increase of 119.5%, and to $2.3 million in 1997 from $998,000 in 1996, an increase of 131.9%. The increases are primarily due to increased spending on development of our GRIC CSP software.

SALES AND MARKETING. Sales and marketing expenses increased to $6.4 million in 1998 from $3.7 million in 1997, an increase of 71.2%. We incurred sales and marketing expenses of $49,000 in 1996. These increases are due to the costs of establishing and expanding our sales and marketing departments.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $3.5 million in 1998 from $2.0 million in 1997, an increase of 76.8%, and to $2.0 million in 1997 from $391,000 in 1996, representing an increase of 412.0%. These increases were primarily due to the recruiting and hiring of additional personnel, including key executives.

OTHER OPERATING EXPENSES (EXPENSE REVERSALS). Other operating expenses (expense reversals) of $1.5 million reflects a charge for a commitment to purchase software that we do not expect to utilize. In the fourth quarter of 1998, we determined that a recently delivered software product from a third party was not salable and accordingly we expensed the contractual minimum purchase commitment.

  INTEREST INCOME AND OTHER, NET

Interest income and other, net, increased to $192,000 in 1998 from $79,000 in 1997, an increase of 143.0%, and decreased to $79,000 in 1997 from $104,000 in 1996, a decrease of 24.0%. These fluctuations were due to changes in our average cash balances during these years.

  INTEREST EXPENSE

Interest expense of $575,000 in 1998 primarily represents amortization of warrants. We had no interest expense in 1997 and 1996.

  INCOME TAXES

Income taxes decreased to $32,000 in 1998 from $59,000 in 1997, representing a decrease of 45.8%. We incurred no income taxes in 1996.

  DISCONTINUED OPERATIONS

In 1997, we sold our interest in our Internet service provider business and related assets that we operated as a separate segment of the business. The sale has been accounted for as discontinued operations. Losses from discontinued operations were $774,000 in 1997 and $1.7 million in 1996. Gain on disposal of this operation was $5.1 million in 1997.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statement of operations data for the seven quarters ended September 30, 1999. This data is also expressed as a percentage of our total revenues for the relevant quarter. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and notes thereto. Our quarterly results have in the past been and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as an indication of the results to be expected in future periods.

                                                                                  QUARTERS ENDED
                                                   ----------------------------------------------------------------------------
                                                   MARCH 31,   JUNE 30,   SEPT 30,   DEC 31,    MARCH 31,   JUNE 30,   SEPT 30,
                                                     1998        1998       1998       1998       1999        1999       1999
                                                   ---------   --------   --------   --------   ---------   --------   --------
                                                                              (Dollars in thousands)
Revenues:
  Settlement.....................................   $   284    $   345    $   444    $   593     $   736    $ 1,230    $ 2,156
  Software, hardware, maintenance and services...       176        134        330        243         431        561        323
                                                    -------    -------    -------    -------     -------    -------    -------
    Total revenues...............................       460        479        774        836       1,167      1,791      2,479
                                                    -------    -------    -------    -------     -------    -------    -------
Costs and Expenses:
  Cost of settlement revenues....................       171        220        481        572         631        892      1,806
  Cost of software, hardware, maintenance and
    services revenue.............................        88        131        270        493          25         50         21
  Network and operations.........................       195        216        318        388         561        602        864
  Research and development.......................     1,047      1,350      1,321      1,362       1,458      1,969      2,425
  Sales and marketing............................     1,430      1,502      1,592      1,849       1,645      1,917      2,282
  General and administrative.....................       617        871        998      1,054         924        942      1,410
  Other operating expenses (expense reversals)...        --         --         --      1,500          --         --       (925)
  Amortization of stock-based compensation.......        --         --         --         --          24         62        107
                                                    -------    -------    -------    -------     -------    -------    -------
    Total costs and expenses.....................     3,548      4,290      4,980      7,218       5,268      6,434      7,990
                                                    -------    -------    -------    -------     -------    -------    -------
Operating loss...................................    (3,088)    (3,811)    (4,206)    (6,382)     (4,101)    (4,643)    (5,511)
Interest income and other, net...................        75         62         16         39          40        119        139
Interest expense.................................        --         --        (33)      (542)       (391)      (850)       (51)
                                                    -------    -------    -------    -------     -------    -------    -------
Loss from before income taxes....................    (3,013)    (3,749)    (4,223)    (6,885)     (4,452)    (5,374)    (5,423)
Provision for income taxes.......................         5         12         11          4           8         10         20
                                                    -------    -------    -------    -------     -------    -------    -------
Net loss.........................................   $(3,018)   $(3,761)   $(4,234)   $(6,889)    $(4,460)   $(5,384)   $(5,443)
                                                    =======    =======    =======    =======     =======    =======    =======

Percentage of Revenue:

Revenues:
  Settlement.....................................      61.7%      72.0%      57.4%      70.9%       63.1%      68.7%      87.0%
  Software, hardware, maintenance and services...      38.3       28.0       42.6       29.1        36.9       31.3       13.0
                                                    -------    -------    -------    -------     -------    -------    -------
    Total revenues...............................     100.0      100.0      100.0      100.0       100.0      100.0      100.0
                                                    -------    -------    -------    -------     -------    -------    -------
Costs and Expenses:
  Cost of settlement revenues....................      37.2       45.9       62.1       68.4        54.1       49.8       72.9
  Cost of software, hardware, maintenance and
    services revenue.............................      19.1       27.3       34.9       59.0         2.1        2.8        0.8
  Network and operations.........................      42.4       45.1       41.1       46.4        48.1       33.6       34.9
  Research and development.......................     227.6      281.8      170.7      162.9       124.9      109.9       97.8
  Sales and marketing............................     310.9      313.6      205.7      221.2       141.0      107.0       92.1
  General and administrative.....................     134.1      181.8      128.9      126.1        79.2       52.6       56.9
  Other operating expenses (expense reversals)...        --         --         --      179.4          --         --      (37.3)
  Amortization of stock-based compensation.......        --         --         --         --         2.1        3.5        4.3
                                                    -------    -------    -------    -------     -------    -------    -------
    Total costs and expenses.....................     771.3      895.5      643.4      863.4       451.5      359.2      322.4
                                                    -------    -------    -------    -------     -------    -------    -------
Operating loss...................................    (671.3)%   (795.5)%   (543.4)%   (763.4)%    (351.5)%   (259.2)%   (222.4)%
                                                    =======    =======    =======    =======     =======    =======    =======

The discussions of the annual and nine-month operating results for the periods ended September 30, 1999 apply generally to the comparisons of results of operations for the seven quarters ended September 30, 1999.

Our quarterly operating results have fluctuated significantly in the past, and will continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control. These factors include:

  - changes in the number of the GRIC Alliance members;

  - our ability to establish and maintain relationships with service providers and strategic partners;

  - the demand for our products and services;

  - software defects and other product quality problems;

  - the size and timing of specific sales;

  - the length of our sales cycles;

  - budgeting cycles of our customers;

  - the delay of customer purchases caused by the announcement of new hardware or software platforms;

  - the level of product and price competition;

  - changes in our pricing policies;

  - the timing and market acceptance of our new product and service introductions and enhancements;

  - our ability to hire, train and retain sales and consulting personnel to meet demand;

  - personnel changes;

  - the mix of international and domestic revenues;

  - changes in our sales force incentives;

  - changes in our strategy; and

  - general domestic and international economic and political conditions.

We have in the past experienced delays in the planned release dates of new software products or upgrades, have discovered software defects in new products after their introduction and have discontinued products after introduction. We cannot assure you that new products or upgrades will be released according to schedule or that, when released, they will not contain defects or be discontinued. Any of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against us, any of which could have a material adverse effect on our business, results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

                                                                  YEAR ENDED         NINE MONTHS
                                                                 DECEMBER 31,           ENDED
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1999
                                                              --------   --------   -------------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $ 8,481    $ 1,362       $10,181
Net cash used in operating activities.......................   (6,815)   (12,806)      (13,260)
Net cash provided by (used in) investing activities.........    4,649     (2,283)       (1,739)
Net cash provided by financing activities...................    7,305      7,970        23,818

OPERATING ACTIVITIES. Net cash used in operating activities was $13.3 million for the nine months ended September 30, 1999, $12.8 million in 1998 and $6.8 million in 1997. Net cash used in operating activities for the first nine months of 1999, and for the years ended December 31, 1998 and 1997, respectively, was primarily a result of net operating losses.

INVESTING ACTIVITIES. Our recent investing activities have consisted primarily of capital expenditures for computer hardware relating to the network infrastructure and computer hardware and software for our increasing employee base. Net cash used in investing activities was $1.7 million for the nine months ended September 30, 1999 and $2.3 million in 1998. Net cash provided by investing activities totaled $4.6 million in 1997 primarily due to the sale for $5.4 million of our interest in our Internet service provider business and related assets that we operated as a separate segment of the business. We expect that capital expenditures will increase due to continued expansion of our network infrastructure as well as our increasing employee base.

FINANCING ACTIVITIES. Net cash provided by financing activities was $23.8 million in the first nine months of 1999, $8.0 million in 1998 and $7.3 million in 1997. We have funded our operations primarily through private placement of our preferred stock, through which we have raised net proceeds of approximately $47.0 million since inception. We have also financed our operations through equipment promissory notes.

COMMITMENTS. We lease all of our facilities under operating leases that expire at various dates through 2003. As of September 30, 1999, we had $2.9 million in future operating lease commitments. As of September 30, 1999, we had $1.6 million of capital lease obligations and equipment promissory notes. In the future we expect to continue to finance the acquisition of computer and network equipment through additional capital lease arrangements.

At September 30, 1999, our principal source of liquidity was approximately $10.2 million of cash and cash equivalents.

We believe that the net proceeds of this offering, together with existing cash and cash equivalents, and funds available under existing credit facilities, will be sufficient to meet our working capital requirements for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise these additional funds through public or private debt or equity financing or from other sources. We cannot assure you that additional financing will be available on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the AICPA issued SOP No. 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP No. 98-1 requires entities to capitalize selected costs related to internal-use software once specified criteria have been met. We expect that the adoption of SOP No. 98-1 will not have a material impact on our financial position or operating results. We will be required to implement SOP No. 98-1 for the year ending December 31, 1999.

In April 1998, the AICPA issued SOP No. 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position or results of operations. We will be required to implement SOP No. 98-5 for the year ending December 31, 1999.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities.

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
Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. We will be required to implement SFAS No. 133 for the year ending December 31, 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

We have limited exposure to financial market risks, including changes in foreign currency exchange rates and interest rates. We have foreign operations in Europe and Asia. To date, our exposure to foreign currency fluctuations has not been significant.

Our interest income and interest expense is sensitive to changes in the general level of U.S. interest rates. An increase or decrease in interest rates would not significantly increase or decrease interest income on cash balances due to our cash being primarily invested in demand deposits.

Due to the short-term nature of our investments and the immaterial amount of our debt obligations, we believe that there is no material exposure to interest rate fluctuation. Therefore, no accompanying table has been provided.

YEAR 2000 COMPLIANCE

  BACKGROUND OF YEAR 2000 ISSUES.

The "year 2000" issue refers generally to the problems that some date-sensitive computer systems and software may have in recognizing and processing date information beyond the year 1999, and in particular distinguishing whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. As a result, many companies' computer and communications systems and software may need to be upgraded or replaced to become "year 2000 compliant."

We have defined "year 2000 compliant" as the ability to:

  - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

  - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

  - respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

  - store and provide output of date information in ways that are unambiguous regarding century if the date elements in interfaces and data storage specify the century; and

  - recognize year 2000 as a leap year.

  STATE OF READINESS

OUR SOFTWARE. We have conducted a review regarding year 2000 compliance for the current generally available and immediately preceding versions of our software. The review included assessment, validation testing, contingency planning and implementation, including remediation, upgrading and replacement of some software versions.

We have substantially completed all phases of our review, except for contingency planning, with respect to the current generally available and immediately preceding versions of our software. We believe that, as a result, the current generally available and immediately preceding versions of our software are year 2000 compliant when configured and used in accordance with the related documentation, provided that the underlying operating system of the host machine and any other software used with or in the host machine or our software are also year 2000 compliant and assuming any data received from third parties has been properly processed by that party's hardware and software. We have not tested our software on all platforms or all versions of operating systems that it currently supports.

THIRD-PARTY SOFTWARE. We are currently either testing software obtained from third parties (licensed software, shareware, and freeware) that is incorporated into our products or sold in conjunction with our products or seeking to confirm that this software is year 2000 compliant. We have not yet received confirmation that all of our vendors' licensed software is year 2000 compliant. Despite our testing, our products may contain undetected errors or defects associated with year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenue, diversion of development resources, damage to our reputation increased service and warranty costs, or liability from our customers, any of which could seriously harm our business.

THE NETWORKS INCLUDED IN THE GRIC ALLIANCE. We have initiated a year 2000 assessment of those components of the networks included in the GRIC Alliance that are under our control. We expect to complete this assessment in the fourth quarter of 1999. Although we are not currently aware of any material operational issues or costs associated with making our internal systems year 2000 compliant, we may experience unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems.

We may experience problems to the extent that members of the GRIC Alliance and other telecommunications carriers whose networks connect with or are a part of the networks included in the GRIC Alliance are not year 2000 compliant. Our ability to determine the year 2000 compliance of GRIC Alliance members and telecommunications carriers that are not members of the GRIC Alliance is limited. Even if we receive assurances, these third parties may still experience year 2000 problems with their software or systems, and these problems could have a materially harmful effect on our business.

END USERS. We currently have only limited information concerning the year 2000 compliance status of our end users. As is the case with other similarly situated companies, if our current or future end users fail to achieve year 2000 compliance, our business could be harmed.

OUR INTERNAL BUSINESS SYSTEMS. We have initiated an assessment of all of our business critical internal systems. We expect to complete testing of our internal systems in the fourth quarter of 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from these vendors that their systems are year 2000 compliant. Although we are not currently aware of any material operational issues or costs associated with making our internal systems year 2000 compliant, we may experience unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems.

  RISKS RELATED TO YEAR 2000 ISSUES

Although we are taking steps to make our private managed network and our software and internal systems year 2000 compliant and to evaluate the year 2000 compliance of telecommunications providers on which our business depends, the most reasonably likely worst-case year 2000 scenario is that our settlement, authentication and other services, or the Internet communications services we enable, may not operate properly or at all. If these disruptions occur and are frequent or lengthy in duration, we could lose settlement revenues and customer confidence, we may have to refund amounts paid by customers and we may lose members of the GRIC Alliance. Other potential year 2000 risks include the following:

  - the loss or alteration of data regarding usage of the Internet communications services we enable, with resulting inaccuracy of information used in connection with our settlement revenues;

  - an inability to properly authenticate or connect end users desiring to engage in Internet roaming; and

  - the inability to properly originate or terminate Internet telephony calls.

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
In addition, our future business depends on the successful operation of the Internet following the commencement of the year 2000. If the Internet is inaccessible for an appreciable period of time, our business and revenues could be materially harmed. We are also subject to external forces that might generally affect industry and commerce, such as telecommunications, utility or transportation company year 2000 compliance failures, related service interruptions and the economic impact that these failures could have on GRIC Alliance members and end users.

Some commentators have predicted significant litigation regarding year 2000 compliance issues, and we are aware of these lawsuits against other Internet and software-related companies. Because of the unprecedented nature of this litigation, we are uncertain whether, or to what extent, we may be affected by it.

  CONTINGENCY PLAN

The year 2000 compliance of third-party global, national and local communications networks and the compliance of individual Internet service providers is not within our control. Accordingly, a contingency plan for this worst-case scenario does not exist and we do not believe we will be able to develop one.

  COSTS

Costs related to our efforts to address year 2000 issues have been expensed as incurred and have not been material to date. We expect to incur additional costs related to the year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our software, product engineering and customer satisfaction. We do not expect year 2000-related costs to have a materially harmful effect on our liquidity or results of operations. Our estimates of the cost of these efforts are partially based on numerous assumptions about future events. We cannot assure you that these estimates will be correct. Actual costs could differ materially from these estimates.

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
                                    BUSINESS

OVERVIEW

We provide services and software that enable our customers to offer Internet-based products and services, such as Internet telephony and Internet roaming, to their end users worldwide. Our customers include telecommunications companies, Internet service providers and newly-emerging communications service providers. We provide our services and software through a global network of our customers that we call the GRIC Alliance. We created this alliance by forming contractual relationships with our customers that allow them to share their communications networks. We use our internally-developed software, which we call GRIC Convergent Services Platform or GRIC CSP, to manage this shared network of our customers and to provide settlement services. As a settlement services clearinghouse we have established common technical, service and payment standards to settle charges that our customers incur when their end users access the networks of other GRIC Alliance members. These end users access these networks in order to initiate Internet communications, such as Internet roaming and Internet telephony. Internet roaming is a method by which end users access the Internet using the network facilities of a provider other than the Internet service provider with which they have established an access account. Internet telephony is a method of transmitting telephone calls over the Internet rather than through traditional telephone networks.

As of September 30, 1999, the GRIC Alliance included the communications networks of over 300 GRIC Alliance members and over 4,000 Internet access points located in over 140 countries. By joining the GRIC Alliance, members allow their end users to access a global network consisting of the local, regional and international networks of the GRIC Alliance members. Through our strategic relationships with Internet telephony equipment vendors, such as Lucent Technologies and Cisco Systems, we help ensure that members can readily adopt and deploy new technology across the networks in the GRIC Alliance. Current members of the GRIC Alliance include Chunghwa Telecom, Fujitsu Nifty, Globus, MindSpring, Primus Telecommunications, Singapore Telecommunications and Telstra's On Australia subsidiary, as well as America Online, which recently began offering our Internet roaming service to its subscribers.

Our GRIC Convergent Services Platform operates on several different combinations of software and computer and network hardware. We use GRIC CSP to deliver services to our customers. Those services make it possible for our customers to manage and settle Internet-based transactions, identify and authorize end users to conduct those transactions, and determine preferred routing for Internet-based communications. GRIC CSP is designed to facilitate the introduction, deployment and management of new Internet-based services on a global scale across the multiple networks that constitute the GRIC Alliance.

INDUSTRY BACKGROUND

  GROWTH OF THE INTERNET-BASED SERVICES MARKET.

Improvements in technology, the efficiency of Internet-based communications, global deregulation of the communications industry and the convergence of the Internet-based communications and traditional telecommunications markets all have combined to create significant new opportunities for providers of Internet-based services including the opportunity to address the large and growing telecommunications market. TeleGeography, a market research firm, estimates the amount of international long distance traffic is expected to grow from approximately 94 billion minutes in 1998 to approximately 143 billion minutes in 2001.

The convergence of the Internet-based communications and traditional telecommunications markets is gaining momentum because technological improvements have recently made it more practical to utilize Internet protocol technology for telephone connections, particularly international calls, and not just to transmit data over the Internet. It is now possible to transmit phone-to-phone calls over Internet-based networks with quality approaching that of traditional, switch-based voice networks.

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
Transmitting voice over the Internet, also known as Internet telephony, presents a significant opportunity because it allows telecommunications providers to bypass incumbent long distance telephone tariff and rate structures and greatly reduces the cost of connecting international calls. Internet telephony is also more cost-effective and efficient than traditional switched telephony because Internet-based networks allow voice and data calls to be pooled, enabling telecommunications providers to carry more calls over lines with the same amount of bandwidth. As a result of these factors, Internet telephony is expected to capture an increasing share of the international long distance telephone market. According to International Data Corporation, voice minutes transmitted over Internet-based networks are expected to increase from 300 million minutes in 1998 to 135 billion minutes in 2004.

Demand for a wide variety of other Internet-based communications services, such as Internet roaming, is also expected to increase. Internet roaming enables end users to access the Internet by using the network facilities and services of a provider other than their "home provider" or provider with whom they have an Internet access account. This demand for Internet roaming services is being driven by a number of factors, including the rapid growth of Internet users worldwide, the increase in global consumer and business travel and the prevalence of e-mail as a medium for the exchange of information. According to the Yankee Group, the worldwide market for remote access services, including Internet roaming, will increase from approximately $430 million in 1998 to approximately $1.98 billion in 2002.

Finally, we believe demand for all Internet-based services, including Internet telephony and Internet roaming, will increase as a result of deregulation in global telecommunications markets. Global deregulation has also compelled communications service providers to offer additional services as a means to differentiate themselves from their competitors and to generate increased revenues.

  CHALLENGES ASSOCIATED WITH PROVIDING INTERNET-BASED COMMUNICATIONS SERVICES.

In order for providers of communications services to offer Internet-based communications services on a commercial basis, a number of needs must be met.

ACCESS TO GLOBAL INTERNET-BASED NETWORK. Access to, or ownership of, an Internet-based network with Internet access points around the world is required to enable the global delivery of multiple Internet-based services. The capital and lead time required for any one service provider to establish such a global network can be significant. Legal and regulatory impediments can create further barriers. Therefore, many individual providers must partner and share networks with multiple providers in order to enable a broad range of Internet-based services on a global basis.

NUMEROUS GLOBAL RELATIONSHIPS. As more service providers attempt to provide global services, the number and complexity of relationships among such providers will likely increase. Establishing the necessary contracts, service and payment standards, cross-marketing rights and access rights can be a costly and time consuming process.

INTERNET COMMUNICATIONS INFRASTRUCTURE. Traditional telecommunications companies require software, hardware and network management solutions, known as Operations Support System solutions, to enable them to provide their services. The market for Operations Support System solutions in the telecommunications industry is large and is currently addressed by numerous vendors. We believe that as Internet communications services become more widespread and continue to converge with traditional telecommunication services, a similar need for an Internet Operations Support System infrastructure is emerging. We believe this Internet communications infrastructure will need to include the following key functions:

  - CONFIGURATION--assigning a user name and password to establish a person's account;

  - PROVISIONING--designating one or more Internet-based services that a person is authorized to use once an account is established;

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
  - AUTHENTICATION--determining whether a person is authorized to use a particular service and then connecting that person to the appropriate authorized service;

  - ROUTE ORIGINATION AND TERMINATION--determining the appropriate network routing of an Internet connection, including the point from which it is initiated and the point it is received, based on applicable cost and quality of service parameters;

  - TRACKING--tracking each end user's individual Internet communication and service quality and collecting the corresponding accounting data necessary to bill customers; and

  - CLEARINGHOUSE SETTLEMENT--billing and collecting amounts owed by one communications service provider whose end users access a second provider's facilities or services, and paying that second provider for that access. Settlement becomes more complex as the number of parties involved increases, because all parties must agree on common rules for settlement and payment. A settlement clearinghouse is important because it establishes these common rules and provides settlement services.

Until recently no single company has had the combined expertise as an infrastructure and service provider to successfully address each of these challenges.

THE GRIC SOLUTION

We are a leading provider of Internet-based communications infrastructure products and services, including settlement services, that enable telecommunications service providers, Internet service providers, and newly-emerging communications providers to offer Internet-based products and services to their customers worldwide. Our Internet-based platform consists of a global network, our GRIC CSP software and the GRIC Alliance. We use this Internet-based platform to offer transaction management and settlement services to our customers. Our combination of software, network infrastructure and business relationships allows our customers to provide to their end users, on a global basis, Internet-based services such as global Internet roaming, including secure corporate remote access capability, and Internet telephony, including voice, fax and prepaid capabilities. As a settlement services clearinghouse managing a global alliance, we establish critical business relationships and processes and implement common technical, service and payment standards needed to enable our customers to provide services through a shared global network.

Our infrastructure platform enhances our customers' service offerings and end user relationships in several ways:

  - ENABLES BUNDLING OF MULTIPLE INTERNET-BASED SERVICES. Our solution enables new Internet-based communications services, either alone or in bundled offerings, such as global Internet roaming, including secure corporate remote access capability, and Internet telephony. We believe the ability to bundle services will also allow our customers to more easily cross-sell other Internet-based services to each end user and reduce end user turnover.

  - PROVIDES GLOBAL NETWORK TO EXPAND GEOGRAPHIC REACH. Each of our customers gains an immediate global presence for the benefit of its end users. By accessing an existing network, each customer avoids the cost and time required to negotiate, build and maintain its own network of relationships, becoming a global service provider through the GRIC Alliance.

  - LOWERS COSTS. Our customers can gain a competitive advantage or maintain competitive parity by expanding their end user service offerings without incurring the substantial capital investments and operating costs that would otherwise be required to build and deploy their own global Internet-based multiple-service network.

  - FACILITATES COMMUNICATION AMONG MANY NETWORKS. We have designed our software, structured our business and formed the GRIC Alliance to allow our customers, the members of the GRIC Alliance, to share their network facilities. Our technical, service and payment standards facilitate this network sharing by enhancing business and technical interoperability.

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
Utilizing our GRIC CSP software, we administer and monitor the GRIC Alliance network and provide transaction management and settlement services to our customers. We believe GRIC CSP benefits our customers in the following ways:

  - PROVIDES FUNCTIONALITY NECESSARY TO MANAGE A GLOBAL NETWORK. GRIC CSP provides configuration, authentication, route origination and termination, tracking, and settlement services, which are essential to integrate the dispersed networks of the GRIC Alliance members into a global interconnected network which we manage.

  - SUPPORTS EFFICIENT BILLING AND TRANSACTION MANAGEMENT. By tracking usage data through the networks in the GRIC Alliance, we use GRIC CSP to provide the information necessary for our members to bill their end users with the convenience of a single bill.

  - FACILITATES ADDITION OF NEW INTERNET-BASED SERVICES. GRIC CSP is designed to enable the introduction of new Internet-based services. This ensures that our customers can develop and quickly deploy new service offerings to their end users.

STRATEGY

Our goal is to become the preferred global provider of Internet-based communications infrastructure and clearinghouse services. In order to achieve this goal, we intend to:

  - CONTINUE TO ADD GRIC ALLIANCE MEMBERS. We believe that the benefits of the GRIC Alliance increase as the number and quality of GRIC Alliance members increase. Accordingly, we will continue to focus our efforts on identifying new GRIC Alliance members with attributes that enhance the GRIC Alliance, such as extensive network facilities, a diverse array of Internet-based service offerings and large subscriber bases, particularly those with a high percentage of roaming and telephony subscribers.

  - CROSS-SELL TO GRIC ALLIANCE MEMBERS. We intend to focus on opportunities to cross-sell our products and services to GRIC Alliance members that do not currently offer the full range of services that we enable. We are well positioned for such cross-selling because our infrastructure readily enables and supports the delivery of bundled and new Internet-based services. Our existing Internet telephony infrastructure should make it easier for us to offer new Internet telephony services, such as personal computer-to-telephone, video conferencing and collaboration, as they become available.

  - ENHANCE OUR TECHNOLOGY LEADERSHIP. We intend to continue to enhance our technology leadership by devoting significant resources to developing GRIC CSP's features and functionality, enhancing our existing Internet-based service offerings and introducing new Internet-based services. We expect that new enhancements of GRIC CSP will offer integration with third party provisioning and billing systems and the ability to allow future proprietary and third-party Internet-based services to operate on the GRIC CSP platform. We also plan to increase functionality of GRIC CSP to enable it to operate with a greater range of computing devices as well as offering fault tolerance, remote network management capabilities and improved scalability.

  - PROMOTE THE ADOPTION OF GRIC CSP. We intend to encourage the adoption of GRIC CSP as the preferred platform worldwide for delivery of multiple Internet-based services. We expect this to lead to increased settlement revenues. In addition to continuing to use GRIC CSP to manage the GRIC Alliance and provide our settlement services, we intend to license future versions of GRIC CSP directly to our customers. By licensing to our customers an enhanced GRIC CSP solution with a broader range of functionality, we hope to enable them to provide better service to their customers and to increase their transaction volume. We plan to create and market a software developer kit for GRIC CSP. Future GRIC CSP-compatible Internet-based services may include e-commerce, personal computer-to-telephone, unified messaging, multimedia, wireless and customer management software and services.

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
  - LEVERAGE STRATEGIC RELATIONSHIPS. To expand our sales channels we intend to leverage the capabilities, resources, expertise and market presence of our customers and strategic partners through joint marketing and original equipment manufacturer arrangements. For example, we intend to bundle our products and services with the offerings of hardware vendors such as Cisco Systems, Hewlett-Packard Company and Lucent Technologies, or integrate GRIC CSP with third-party billing, Internet telephony or e-commerce software solutions. We also intend to work with system integrators, who could integrate GRIC CSP into a complete Internet communications solution, and network computer system vendors, who could serve as an original equipment manufacturer or sales channel to deliver settlement services to corporate enterprises and large organizations.

  - INCREASE TRANSACTION-BASED REVENUE. By supporting and promoting the development of new Internet-based products and services, we expect to facilitate the growth of Internet transactions generated by our customers. We intend to adopt flexible pricing models to include transaction-based fees and transaction revenue sharing. For example, we are designing GRIC CSP to enable settlement of e-commerce micropayments, so as to allow content providers who operate Internet Web sites to charge very small amounts for Web site services and collect these charges using our clearinghouse service.

PRODUCTS AND SERVICES

  OVERVIEW

Our products and services enable our customers to offer multiple Internet-based services, such as global Internet roaming and Internet telephony, to their customers worldwide. Our infrastructure includes our GRIC CSP software, our worldwide managed network and the GRIC Alliance. The GRIC Alliance functions because its members generally operate in accordance with technical, quality, payment and business rules and procedures that we establish and implement through contracts and our role as a global settlement services clearinghouse. In addition to enabling our customers to expand their service offerings to include multiple Internet-based services, we also provide comprehensive clearinghouse services to our customers.

The table below summarizes our current products and services.

   INTERNET-BASED SERVICE      GRIC PRODUCTS AND SERVICES                           FEATURES
Global Internet Roaming       - GRICtraveler software       - Over 4,000 Internet access points in over 140 countries
                              - GRICdial software           - Worldwide private backbone network for enhanced quality
                              - Settlement services         of service
                                                            - 82% of Internet access points offer 56k access speed
                                                            - Easy to use
                                                            - Automatic update feature
                                                            - Network quality monitored by dialer software and 24x7
                                                              network operations centers
                                                            - Secure corporate remote access

Internet Telephony            - GRICphone service           - Allows phone-to-phone Internet telephony, including
                              - GRICprepaid software        voice, prepaid and fax
                              - Settlement services         - Provides worldwide termination
                                                            - Supports Lucent and Cisco gateways
                                                            - Worldwide private backbone network for enhanced quality
                                                            of service
                                                            - Network quality monitored by 24x7 network operations
                                                              centers

  GLOBAL INTERNET ROAMING

We enable our customers to offer global Internet roaming through the combination of our GRICtraveler, GRICdial and GRIC CSP software. Our global Internet roaming solution allows our customers to provide their end users with low cost access to the Internet throughout the world by dialing a local number, thereby eliminating the need for costly international calls to their "home" Internet service provider.

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
GRICTRAVELER. Our GRICtraveler software normally resides on our customer's server and enables the customer to provide global Internet roaming to end users who have installed GRICdial software. We can also host the GRICtraveler software at our facilities, enabling a customer to offer global Internet roaming to its end users as a virtual service provider. GRICtraveler authenticates end users' access to the networks included in the GRIC Alliance, enables access to services offered by other GRIC Alliance members and sends a record of the transaction to our central clearinghouse server for settlement. Settlement records may be reviewed by our customers at any time using our Web site.

GRICDIAL. After our customers' end users install our GRICdial software on their computer, they are able to use the global Internet roaming service to access the Internet through the networks included in the GRIC Alliance. GRICdial can be customized for branding purposes, which benefits our customers by allowing them to create special or premium-rate access services. Three steps are needed to access the Internet using our roaming product:

       LAUNCH GRICdial, which automatically updates an electronic phone book of available Internet access points to ensure the most current listing;

       CHOOSE an Internet access point by entering the country and city and selecting among the phone numbers listed by GRICdial or automatically using a number that has been previously bookmarked; and

       CONNECT and be authenticated using the name and password information previously stored in GRICdial.

Secure corporate remote access provides a business traveler with an integrated solution for secure remote access to his or her corporate network through a public Internet connection. We enable our customers to offer this service through a combination of our GRICtraveler and GRICdial software as well as third-party virtual private networking software. Our GRICdial software is compatible with and launches a variety of industry-leading, third-party virtual private networking software.

  INTERNET TELEPHONY

Our Internet telephony services enable our customers to offer their end users low-cost, high quality, Internet-based phone calls.

GRICPHONE. Our GRICphone is a phone-to-phone Internet telephony service enabling phone calls to be made across the Internet to many locations throughout the world. Generally, end users make an Internet telephony call in the same way as they would make a traditional telephone call. GRICphone requires our customers to operate an Internet telephony gateway from GRIC-compatible vendors, which currently are Cisco Systems and Lucent Technologies. Our GRIC CSP software and these Internet telephony gateways handle authentication, routing of phone calls based on quality of service and cost parameters, and settlement services. Our customers may elect to originate or terminate calls, select the countries to which calls may be made and offer different quality of service levels. To help ensure the quality of our Internet telephony service, we operate a worldwide, private asynchronous transfer mode network over which calls can be routed.

GRICPREPAID. GRICprepaid software enables our customers to offer prepaid Internet telephony services to their end users. The convenience to end users and the reduced collection risk for customers have made prepaid services increasingly popular. Utilizing our GRICprepaid software together with an Internet telephony gateway from a GRIC-supported vendor, our customers can immediately enter the prepaid telecommunications market at a fraction of the cost associated with traditional prepaid telephony systems and offer their end users access to our existing international Internet telephony network. Additional functions allow our customers to perform administrative tasks such as monitoring balances, increasing balances or changing the status of accounts.

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
  CLEARINGHOUSE SETTLEMENT SERVICES

The combination of our clearinghouse settlement services and GRIC CSP software establishes critical business relationships and processes needed to enable our customers to provide services through a shared global network. We generate settlement revenues when we act as a clearinghouse by providing settlement services to customers whose end users initiate Internet roaming services or originate Internet telephony communications. For each global Internet roaming transaction, we use GRIC CSP to track the usage, collect the amount that a roamer's "home" service provider owes us, pay the appropriate amount to the service provider enabling local access, and provide the underlying usage data to our customer to enable billing of its end user. For each Internet telephony call, we use GRIC CSP to monitor usage, settle the amounts owed for use of the networks available through the GRIC Alliance between participating customers and provide the underlying usage data to facilitate our customer's billing of its end user.

  FUTURE PRODUCTS AND SERVICES

We intend to make significant investments to enhance GRIC CSP and to develop and market other products and services. However, we cannot assure you that we will be able to successfully develop or implement any new or enhanced product or service in the future, and we may offer new products not listed below.

GRIC CSP AS A LICENSED PRODUCT. We currently use GRIC CSP internally to administer and monitor the networks included in the GRIC Alliance. However, we are developing an enhanced version of GRIC CSP that we expect to license directly to our customers. We expect to offer our next generation of GRIC CSP software in three editions:

  - We are designing one edition to be offered to our current installed base of GRIC Alliance members to support both global Internet roaming and Internet telephony, as well as future Internet-based services. This edition will add significant features and functionality over our current GRIC CSP software, including enhanced scalability, extensibility, portability, security and remote network management capabilities, fault tolerance, and integration with third-party provisioning and billing systems. Two important benefits of this edition are the ability to update GRIC CSP features remotely to ease network administration and allow future proprietary and third-party Internet-based services to operate on and plug into GRIC CSP so that they can be deployed throughout an existing marketing channel--the GRIC Alliance. Given the substantially increased functionality to be offered by this edition, we believe our customers will view GRIC CSP as a flexible platform for quickly adding and bundling new Internet-based services for use by their end users.

  - We intend to license a GRIC CSP software development kit to independent software vendors and hardware companies that wish to develop new or improve existing Internet-based services to be deployed throughout the GRIC Alliance. This software development kit will consist of documentation and software tools, bundled with consulting and training. We expect that third party developers will enhance the value of GRIC CSP by increasing the number of available Internet-based services, making it a more attractive and widely adopted platform for GRIC Alliance members.

  - We intend to license a third edition of GRIC CSP that will enable large service providers, principally telecommunications companies, to use GRIC CSP to provide Internet-based services and clearinghouse services within their own network domain. We are designing this edition of GRIC CSP to allow us and our customers to partition the networks included in the GRIC Alliance into multiple sub-networks. We intend to continue to provide settlement services as a clearinghouse and to track and price transactions among and between these sub-networks and to allocate payments among multiple parties.

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
E-COMMERCE. We intend to enhance our GRIC CSP software capability to enable us to provide clearinghouse services for e-commerce transactions. We believe that this will be attractive to e-commerce companies in a variety of settings, including high volume settlement of business-to-business transactions among more than two parties and settling of micro-payments, which are typically very small, high volume payments for products and services offered over a Web site.

PERSONAL COMPUTER-TO-PHONE, UNIFIED MESSAGING AND OTHER INTERNET-BASED SERVICES. We intend to partner with leading hardware and software vendors to facilitate the development of other new GRIC CSP-compatible Internet-based services, which may include personal computer-to-telephone, unified messaging, call center, multimedia, wireless and customer management solutions.

OUR INTERNET-BASED TECHNOLOGY AND COMMUNICATIONS INFRASTRUCTURE

Our Internet-based infrastructure consists of a worldwide managed network, distributed software and the GRIC Alliance. Using this infrastructure, we provide settlement services for, and enable our customers to offer, multiple Internet-based services.

  GRIC CONVERGENT SERVICES PLATFORM

GRIC CSP currently consists of software that we use to manage and operate the networks included in the GRIC Alliance, provide settlement services, and enable our customers to offer Internet-based communications services to their end users. GRIC CSP's capabilities and features fall into the following three categories:

OPERATIONS. GRIC CSP provides the functionality to support our network operation by providing:

  - AUTHENTICATION. GRIC CSP determines whether a user is permitted to use a particular service, based upon that user's name and password.

  - TRACKING. GRIC CSP monitors each end user's individual service transaction and service quality, collects the corresponding accounting data necessary to bill customers and forwards it to our central settlement server.

  - ROUTE ORIGINATION AND TERMINATION. For Internet telephony, GRIC CSP helps locate and process the information that an Internet telephony gateway needs to route an Internet communication over the network of GRIC Alliance members for the lowest cost and desired quality of service.

  - CLEARINGHOUSE AND SETTLEMENT. GRIC CSP currently provides the functionality that we need to settle charges through our central clearinghouse server.

CONFIGURATION. These services perform functions such as defining subscribers and their account information and defining the use, configuration and provisioning of Internet-based services such as global Internet roaming, including secure corporate remote access and Internet telephony.

ARCHITECTURE. We have designed GRIC CSP to support a distributed network architecture, which means the servers and software are located around the globe. GRIC CSP supports several widely-adopted Internet protocols, which enable our customers and their end users to transfer information across our customers' network boundaries in a reliable manner without sacrificing the security of our customers' networks. GRIC CSP supports the Open Standards Protocol, which is a specification designed to facilitate inter-domain communications for future Internet telephony architectures, and which we use to facilitate the interface between GRIC CSP and Internet telephony gateways and gatekeepers. We believe our adoption of this standard will facilitate compliance with new Internet telephony standards in the future.

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
  GRIC ALLIANCE

As of September 30, 1999, the combined network of over 300 GRIC Alliance members included over 4,000 Internet access points located in over 140 countries. GRIC Alliance members that connect their networks to the GRIC Alliance enable their end users to access the networks of other members. Current members of the GRIC Alliance include Chunghwa Telecom, Fujitsu Nifty, Globus, MindSpring, Primus Telecommunications, Singapore Telecommunications, Telstra's On Australia subsidiary and America Online, which recently began offering our Internet roaming service to its subscribers.

  OUR PHYSICAL NETWORK

The following is a summary of the primary components of our physical network:

  - our central clearinghouse, phone-book and network management servers in Milpitas, California;

  - our regionally distributed servers and Internet routing equipment in Los Angeles, New York, San Jose, Washington, D.C., London and Singapore;

  - Lucent Technologies and Cisco Systems Internet routing equipment owned either by us or our customers, through which we have the capability to terminate calls in 27 countries; and

  - our worldwide private asynchronous transfer mode-based network, which we use to maintain quality of service for Internet telephony calls. This network has hubs in Los Angeles, New York, London and Singapore that are connected by leased lines.

To ensure the quality of our network, we monitor the performance of each Internet access point. This information enables us to identify the highest quality Internet access points, update routes and remove poor quality Internet access points from the electronic phone book contained in GRICdial and from the network.

Prior to permitting new customers to enter the GRIC Alliance, we evaluate the quality of their Internet telephony capabilities to help ensure call quality. Routing tables are established that facilitate routing of Internet telephony calls through the public Internet, our worldwide, private asynchronous transfer mode-based network or traditional switch-based phone networks depending on our customer's desired call quality. We monitor our network 24 hours-a-day, seven days-a-week using a Hewlett-Packard OpenView system. Additionally, each new GRIC Alliance member desiring to provide Internet telephony agrees to maintain specified quality levels for that service.

STRATEGIC RELATIONSHIPS

While we have no material agreements with Lucent Technologies or Cisco Systems, we work with both these companies in order to promote our settlement services and software.

LUCENT TECHNOLOGIES. We have been enabling Internet telephony service over the networks included in the GRIC Alliance with Lucent Technologies ITS-SP gateways since 1997. These Lucent Technologies ITS-SP gateways are configured to interface with our GRIC CSP software. We believe the deployment of more than 100 Internet telephony gateways owned either by our GRIC Alliance members or by us makes the GRIC Alliance one of the largest alliance networks of Lucent Technologies ITS-SP gateways in the world. Our GRIC prepaid software has been available on the Lucent Technologies ITS-SP gateway since February 1999. We co-market and recruit customers for the GRIC Alliance with the Lucent Technologies sales force.

CISCO SYSTEMS. Working together with Cisco Systems, we have developed standards-based inter-domain settlement software, based on the widely supported standard known as Open Settlement Protocol, which is used to enable Cisco Systems' AS5300 Internet telephony gateways and 36xx series gatekeepers to interface with our GRIC CSP software. In many instances, our customers will be able

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
to utilize their existing Cisco Systems equipment, such as routers and gateways, to support Internet telephony through inexpensive hardware and software upgrades. Beta testing of the GRICphone network with Cisco Systems Internet telephony gateways began in September 1999. We are involved in joint sales and marketing activities with the Cisco Systems sales force.

CUSTOMERS

Our typical customers are service providers that benefit from a global multi-service network built over an Internet-based infrastructure for providing and managing Internet-based services. As of September 30, 1999, the GRIC Alliance comprised over 300 members.

Our top ten customers by revenue during the period from January 1, 1999 to September 30, 1999, by geographic region, were:

            ASIA-PACIFIC                  EUROPE, MIDDLE EAST AND AFRICA                    AMERICAS
                ACCOS                                Belgacom                                Cernet
        Amtel Communications                Emirates Telecommunications                      Globus
         Chembell Technology                France Telecom Interactive                  HCI Technologies
          Chunghwa Telecom                            Nacamar                               Interpath
              Circlecom                             Net Vision                          KF Communications
        Dream Train Internet                          o.tel.o                              MindSpring
            Fujitsu Nifty                         Sovam Teleport                       New Global Telecom
             NEC Biglobe                            TeleDanmark                     Primus Telecommunications
            On Australia                               U-NET                         WinStar Communications
    Singapore Telecommunications                   UUNET France                  World Access Telecommunications

For the nine-month period ended September 30, 1999, World Access
Telecommunications accounted for approximately 10.8% of our revenues. No single customer accounted for 10% or more of our revenues in 1998.

SALES, MARKETING AND CUSTOMER SERVICE AND SUPPORT

  SALES

Our sales strategy is to pursue targeted accounts both directly through our internal sales force and indirectly through our strategic partners. To date, we have targeted our sales efforts at medium and large Internet service providers, Internet divisions of traditional telecommunications providers and other providers of Internet-based services. In many instances, we have initially established a customer relationship based on our Internet roaming capabilities and subsequently sold additional value-added services, such as Internet telephony and prepaid Internet telephony services. As our service offerings have expanded, we have broadened our sales focus to include regional and emerging telephone companies and telecommunications providers.

We maintain direct sales personnel domestically in our Milpitas, California headquarters, Florida, Texas and Virginia, and internationally in France, Germany, Jordan, Malaysia, Singapore, South Korea, Taiwan and the United Kingdom. The direct sales force is organized into individual regional account teams, which include both sales representatives and systems and marketing engineers. As of September 30, 1999, our direct sales force comprised 22 individuals. We intend to increase the size of our direct sales force and establish additional sales offices domestically and internationally.

We complement our direct sales force with value-added resellers, systems integrators, and hardware and software developers such as Lucent Technologies and Cisco Systems. These parties provide a global extension of our direct sales force and serve as a source of leads and referrals.

We also maintain an extensive Web site which, among other things, provides information to prospective customers and affiliates concerning the technical and other requirements for becoming a member of the GRIC Alliance.

  MARKETING

Our marketing programs are targeted at providers of Internet-based services and are currently focused on creating awareness of, and generating interest in, GRIC CSP and our services. We engage in a variety of marketing activities, including:

  - conducting direct mailings and ongoing public relations campaigns;

  - conducting seminars;

  - creating and placing advertisements;

  - managing and maintaining our Web site; and

  - establishing and maintaining close relationships with recognized industry analysts.

We are an active participant in technology-related conferences and demonstrate our products at trade shows targeted at providers of Internet-based services. We also focus on a range of joint marketing strategies and programs with our partners in order to leverage their existing strategic relationships and resources.

  CUSTOMER SERVICE AND SUPPORT

We believe that customer service and support are critical to maintaining existing customer relationships and developing relationships with new customers. Our customer service group performs pre-sales support, product installation and customization, technical support and consulting services, customer training and product maintenance. Through our network operation centers in California, Malaysia and France, we have established a globally distributed sales and support capability that provides support coverage 24 hours-a-day, seven days-a-week.

RESEARCH AND DEVELOPMENT

Our research and development efforts are currently focused on improving the functionality and performance of our existing products and developing new products, such as a stand-alone, separately licensable version of GRIC CSP. See "Future Products and Services." We obtain extensive product development input from our customers and monitor our customers' needs and changes in the marketplace. We are currently working on key areas such as electronic commerce and the interoperability of our products with those of other vendors. In addition, we are developing improved network management capabilities and enhanced end users features.

We believe our success will depend, in part, on our ability to develop and introduce new products and enhancements to our existing products. In the past we have made, and intend to continue to make, significant investments in research and development. Our research and development expenditures were approximately $5.9 million for the first nine months of 1999, $5.1 million in 1998, $2.3 million in 1997 and $1.0 million in 1996. If we are unable to develop new products or enhancements to existing products on a timely basis, or if the new products or enhancements fail to achieve market acceptance, our business, prospects and results of operations will suffer.

COMPETITION

We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing, primarily on the basis of the following factors:

  - breadth of geographic presence;

  - availability and breadth of Internet-based communications services;

  - ease of integration;

  - ability to offer turnkey solutions;

  - price;

  - performance;

  - flexibility;

  - customer service;

  - scalability;

  - reliability; and

  - network quality and capacity.

There are low barriers to entry to new or existing businesses seeking to offer services on the Internet. As a result, our business environment is intensely competitive, highly fragmented and rapidly changing. Competition can come from many sources and may be focused on different segments of our business. We presently compete directly with iPass in the market for Internet roaming and related settlement services and iPass has formed a competing alliance. Providers of Internet telephony services such as iBasis (formerly VIP Calling) and ITXC compete with our Internet telephony services. Transnexus offers a clearinghouse service for Internet telephony that supports the Open Standards Protocol. Potential competitors to future stand-alone GRIC CSP products include operations support system vendors, such as CAP Gemini, EDS and Lucent Technologies. AT&T and other large telecommunications companies, such as MCI Worldcom, may compete, or have the ability and resources to compete, in each of our markets, including by offering clearinghouse and roaming services. Some companies, such as AT&T, may in the future develop an intelligent platform network that competes with existing or planned future versions of our GRIC CSP software.

Other companies specialize only in a single Internet-based service, such as Internet roaming or Internet telephony. While we believe that the multi-service nature of our product offering may give us a competitive advantage in general, the narrower focus of these competing companies may give them the ability to compete more effectively in the market for their respective individual products and services.

The long distance telephony market and the Internet telephony market are highly competitive. There are several large and numerous small competitors, and we expect to face continuing competition for Internet telephony based on price and service offerings from existing competitors and new market entrants in the future. Our competitors in these markets include major and emerging telecommunications carriers in the United States and foreign telecommunications carriers. These include AT&T Global Clearinghouse, iBasis and ITXC, which compete in both the business and retail segments, and other Internet telephony service providers which currently focus only on a retail customer base. In addition, companies currently in related markets have begun to enter the Internet telephony market.

Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. In addition, a number of these competitors may merge or form strategic partnerships. As a result, certain of these competitors may be able to offer, or bring to market earlier, products or services that are superior to our own in terms of features, quality, pricing or other factors. Our failure to compete successfully in any of the markets in which we compete could have a material adverse effect on our business, prospects, results of operations or financial condition or on the price of our common stock.

GOVERNMENT REGULATION

We are not currently subject to federal or state telecommunications common carrier regulation, and we do not believe that we are subject to local regulation or laws or regulations applicable to access to

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
or commerce on the Internet or use of the Internet to provide telephone service, other than regulations applicable to businesses generally.

  REGULATION OF INTERNET TELEPHONY

The use of the Internet to provide telephone service is a recent market development. We are currently aware of no domestic and few foreign, laws or regulations that prohibit voice communications over the Internet.

UNITED STATES. We believe that, under United States law, the Internet-related services that we provide constitute information services and are not regulated as telecommunications services and therefore are not currently actively regulated by the Federal Communications Commission, or any state agencies charged with regulating telecommunications carriers. We cannot assure you that Internet-related services will not be actively regulated in the future. Several efforts have been made in the U.S. to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. Increased regulation of the Internet generally may slow our growth, particularly if other countries also impose regulations. Such regulation could materially adversely affect our business, prospects, operating results and financial condition.

Recently, the FCC has considered whether to impose surcharges or other common carrier regulations upon certain providers of Internet telephony, primarily those that, unlike us, provide Internet telephony services to end users located within the U.S. While the FCC has presently decided that information service providers, including Internet telephony providers, are not telecommunications carriers, various companies have challenged that decision. Congressional dissatisfaction with FCC conclusions could result in legislation requiring that the FCC impose greater or lesser regulation, which in turn could materially adversely affect our business, financial condition, operating results and future prospects. On April 10, 1998, the FCC issued a report to Congress discussing the implementation of certain universal service provisions contained in 1996 amendments to the Communications Act of 1934. In the report, the FCC indicated that it would examine the question of whether certain forms of phone-to-phone Internet protocol telephony are information services, which are exempt from Universal Service Fund contribution requirements, or telecommunications services, which must make these contributions. The FCC noted that it did not have, as of the date of the report, an adequate record on which to make a definitive pronouncement, but that the record suggested that certain forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet protocol telecommunications services and lack the characteristics that would render them classified as information services, which are exempt from Universal Service Fund contribution requirements, or telecommunications services, which must make such contributions. The FCC previously has expressly found that at least one kind of data communications service using the frame relay protocol should be regulated as a basic telecommunications service. This means that any service provider that is providing voice over frame relay service could be classified as a telecommunications common carrier and therefore subject to regulation, including being required to contribute to universal service subsidies. The FCC has not expressly made any similar regulatory determination with respect to transmissions made over asynchronous transfer mode protocols. Additionally, to the present time, transmission services provided over leased lines that are "contaminated" with true information services have been categorized by the FCC as unregulated. Any determination by the FCC that the simple transmission of voice over asynchronous transfer mode or Internet protocols constitutes a basic telecommunications service similar to frame relay could affect the regulatory treatment of our customers, particularly customers that operate their own transmission facilities. A determination by the FCC that we or any of our customers should be regulated as telecommunications service providers could materially affect the way we conduct our business.

On February 25, 1999, the FCC ruled that telephone traffic bound for Internet service providers is predominantly "interstate" traffic that is subject to federal jurisdiction. Incumbent local exchange carriers, also known as "ILECs," have since argued on this basis that Internet service providers should be required to pay the same kinds of access charges that are presently applied to traditional-style interstate voice telephone services. However, having found that most Internet service-bound traffic is jurisdictionally interstate, the FCC has clarified that its jurisdictional determination does not preclude states from continuing to apply local service tariffs to calls made by end users to Internet service providers. The FCC emphasized that its finding that dial-up calls to Internet service providers are subject to federal jurisdiction did not compel it to hold that dial-up calls to Internet service providers must be federally tariffed. The FCC could later change its position on this issue, however, or be compelled to do so by a court or directed to do so by Congress. For the time being, despite its acknowledgement that state authorities may regulate the dial-up portion of voice calls made to Internet service providers, the FCC has continued to make statements supporting the continued treatment of Internet-related services as "unregulated" information services. However, the FCC is continuing to examine these issues, and expanded reliance on Internet-protocol or Internet-based services by traditional telephone carriers may result in changes to FCC policies in the future.

If the FCC were to determine that Internet-based telephony services are subject to FCC regulations as telecommunications services, the FCC could require providers of Internet telephony services to be subject to traditional common carrier regulation, make Universal Service Contributions or pay access charges. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation that would apply to Internet telephony providers. Any FCC regulatory regime could materially adversely affect our business, prospects, operating results and financial condition to the extent that it would negatively affect the cost of doing business over the Internet or otherwise slow the growth of the Internet.

The FCC has the jurisdiction to determine that enhanced services, such as Internet services, should be treated as unregulated information services. To the extent that the Internet telephony services provided by our customers are inseparable from other Internet services, they are subject exclusively to federal jurisdiction. Consequently, currently, state regulatory authorities may not assert jurisdiction to regulate the provision of such intrastate Internet telephony services. In the event FCC policies change, however or to the extent that phone-to-phone Internet telephony is separable from other Internet services state authorities may assert jurisdiction to regulate intrastate Internet telephony.

INTERNATIONAL. The regulatory treatment of Internet telephony outside of the U.S. varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony also prohibit Internet telephony. Other countries permit but regulate Internet telephony. Some countries will evaluate proposed Internet telephony service on a case-by-case basis and determine whether it should be regulated, for example, as a voice service or as another telecommunications service. In many countries, Internet telephony has not yet been addressed by legislation. Increased regulation of the Internet or Internet telephony providers or the prohibition of or significant restrictions upon Internet telephony in one or more countries could materially adversely affect our business, prospects, operating results and financial condition.

The European Union regulatory regime, for example, distinguishes between voice telephony services and other telecommunications services. In Services Directive 90/388/EEC, issued in 1990, the European Commission required its Member States to allow competition for all telecommunications services except voice telephony and certain other services. The Services Directive was amended in 1996 by Commission Directive 96/19/EC, which required the liberalization of all telecommunications services, including voice telephony, by January 1, 1998. In addition, Services Directive 96/19/EC held that services other than voice telephony could be subjected to no more than a general authorization or declaration procedure. In contrast, voice telephony may be subject to individual licenses. For purposes of these Services Directives, "voice telephony" is defined as the commercial provision for the public of the direct transport and switching of speech in real time between public switch network termination points.

On January 10, 1998, the European Commission issued a communication that addressed whether Internet telephony was voice telephony and thus subject to regulation by the Member States.

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
Consistent with its earlier directives, the European Commission stated that Internet telephony could properly be considered voice telephony, and thus subject to regulation by the Member States, only if all elements of its "voice telephony" definition were met. In this January 1998 communication, the European Commission concluded that no form of Internet telephony currently meets the definition of "voice telephony." The European Commission stated that only phone-to-phone communications reasonably could be considered voice telephony and that, at present, even phone-to-phone Internet telephony does not meet all elements of its voice telephony definition. Therefore, the European Commission concluded that voice over Internet services cannot "for the time being" be classified as "voice telephony."

Under the European Commission's analysis, Internet telephony must be permitted and providers of Internet telephony should be subjected to no more than a general authorization or declaration requirement by the Member States. However, in practice more stringent regulatory requirements may be imposed by individual Member States, since European Commission communications, unlike directives, are not binding on the Member States. The Member States therefore are not obligated to reach the same conclusions as the European Commission on this subject so long as they adhere to the definition of "voice telephony" in the Services Directive. In fact, some countries have moved forward through national regulatory procedures to adopt an individual licensing requirement for certain types of Internet telephony providers. In Germany the national regulator has looked at Internet telephony providers on an individual basis and has found that several of them meet the "real time" standard and required them to obtain an individual license. The United Kingdom has not formally pronounced Internet telephony as voice telephony however in the context of international voice resale, the Department of Trade and Industry recommends that providers obtain an individual resale license. Finally, France recently has taken comments on a consultation document concerning the regulation of Internet telephony, although no formal decision or regulation has been released. Thus, services provided over our global network could be deemed voice telephony subject to heightened regulation by one or more European Union Member States. Our failure or the failure of any of our customers or affiliates to obtain any necessary authorizations could have a material adverse effect on our business, prospects, operating results and financial condition. Moreover, the European Commission is continuing to examine the regulatory treatment of Internet telephony in inquiries on convergence of telecommunications and information services technologies.

As our services are made available in foreign countries, and as we facilitate sales by our customers and affiliates to end users located in foreign countries, these countries may claim that we or our customers are required to qualify to do business in the particular foreign country, that we are otherwise subject to regulation, including requirements to obtain authorization, or that we or our customers are prohibited in all cases from conducting business as currently conducted in that foreign country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so or to comply with foreign laws and regulations could subject us to taxes and penalties or preclude us from, or limit our ability in, enforcing contracts in these jurisdictions, which could materially adversely affect our business, prospects, operating results and financial condition.

Our customers and affiliates may also currently be, or in the future may become, subject to requirements to qualify to do business in a particular foreign country, to comply with regulations, including requirements to obtain authorization, or to cease from conducting their business as conducted in that foreign country. We cannot be certain that our customers and affiliates are currently in compliance with any of these requirements, will be able to comply with any of these requirements, or will continue in compliance with any of these requirements. The failure of our customers and affiliates to comply with these requirements could materially adversely affect our business, prospects, operating results and financial condition.

  OTHER REGULATIONS AFFECTING THE INTERNET

UNITED STATES. Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress is, for example, currently considering legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow our growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect our business, prospects, results of operations and financial condition.

INTERNATIONAL. The European Union has also enacted several directives relating to the Internet. The European Union has, for example, adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, citizens of the European Union are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directives could, among other things, affect U.S. companies that collect or transmit information over the Internet from individuals in Member States, and will impose restrictions that are more stringent than current Internet privacy standards in the U.S. In particular, companies with offices located in European Union countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. Although we do not engage in the collection of data for purposes other than routing our services and billing for our services, the directive is broad and the European Union privacy standards are stringent. Accordingly, the potential effect on us is uncertain.

In response to the European Union directive, the U.S. has entered into negotiations with the European Union to establish certain "Safe Harbor" principles which will provide companies operating in the U.S. that choose to adhere to them a presumption of adequate protection of privacy. These Safe Harbor principles will likely include requirements, for example, that the host of a web site or other providers of information services and collectors of personal data, including billing and collection data, establish certain procedures to disclose and provide notice to users of privacy and security policies, obtain consent from users for certain collection and use of information and provide users with the ability to access, correct and delete personal information that is being stored. The principles may also include enforcement and redress provisions. The U.S. information services industry has advocated that the principles be implemented through self-regulation and industry certification. In the future, however, the requirements embodied in the principles may become mandatory under U.S. law. Additionally, the European Union directive requirements are likely to be supplemented in the U.S. by other state and federal privacy legislation. In conducting our business internationally, we must comply with similar privacy and data protection rules in all countries in which we do business. Any such requirements may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide targeted advertisements. Although we will endeavor to meet the requirements of the European Union directive and any U.S. regulations, we cannot guarantee that adequacy of our compliance will not be subject to challenge.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trademark and trade secret protection, nondisclosure agreements and licensing restrictions and arrangements to establish and protect our proprietary rights. We cannot assure you that these forms of protection will be effective. We have been issued United States Patent Number 5,898,780 dated April 27, 1999 for "Method and Apparatus for Authorizing Remote Internet Access," and have two other U.S. patents pending relating to Internet telephony and Internet settlement. We cannot assure you that patents will issue from the pending applications or, if any patents are issued, that they will be sufficiently broad to protect our technology adequately. We have a number of trademarks and trademark applications and use copyright and trade secret protection to protect our software and other original works.

We enter into confidentiality and proprietary information and invention agreements with our customers, employees and consultants, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products or technology or otherwise appropriate our proprietary network information. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. The laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many United States companies have encountered substantial infringement problems in these countries, some of which are countries in which we operate.

From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products or services. We have not conducted an exhaustive search of patents issued to others. Because of the number of patents issued and patent applications filed relating to the transmission of voice over packet-switched networks, current or potential customers, competitors and other third parties may have filed, or may file applications for, or may have received or in the future receive, patents or obtain additional intellectual property rights relating to materials or processes that we use or intend to use. If these third-party patents or other proprietary rights have been or are issued, or are otherwise asserted by third parties, the holders of these patents or other proprietary rights may bring infringement claims against us. Furthermore, former employers of our current or future employees may assert that our employees have improperly disclosed confidential or proprietary information to us. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights and the rights of others. Any of these claims, with or without merit, may be time-consuming, may result in costly litigation, may divert technical and management personnel, or may require us to develop non-infringing technology, which may be costly and time consuming. Alternatively, others may claim that we infringe their intellectual property rights, and we may be required to obtain a license or royalty agreement from those parties claiming the infringement. We cannot assure you that any license or royalty agreement would be available. The terms of any license or royalty agreement that is available may be very unfavorable to us. In addition, an adverse ruling could result in substantial damages or the issuance of an injunction against us requiring that we cease development and withdraw some products and services from the marketplace. Limitations on our ability to market our products and services, and delays and costs associated with monetary damages and redesigns in compliance with an adverse judgment or settlement, could seriously harm our business, prospects, results of operations and financial condition.

TRADEMARKS

GRIC is our registered trademark and GRIC Alliance, GRIC Network, GRIC Alliance Network, Global Reach Internet Connection, GRICprepaid, GRICtraveler, GRICphone, GRICfax, GRIC CSP, GRIC Convergent Services Platform, the GRIC logo and "Technology that brings intelligence to the Internet" are our trademarks. This prospectus also contains trademarks of other companies and organizations.

EMPLOYEES

As of September 30, 1999, we had 151 employees: 14 in network and operations, 52 in research and development, 56 in sales and marketing and 29 in finance, administration and management information systems. Our future performance depends, in significant part, on our ability to retain existing personnel in key areas such as engineering, technical support, sales and senior management.

The competition for these individuals in the San Francisco Bay area, and in the Internet field in particular, is intensely competitive, and we cannot assure you that we will be able to attract and retain enough qualified employees in the future. None of our employees is subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

FACILITIES

We occupy approximately 31,000 square feet of space in Milpitas, California under a lease that expires in February 2003. We also lease sales and support offices in France, Malaysia and South Korea. In the event that existing facilities are not adequate for our needs, we anticipate that additional facilities will be available on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and directors, and their ages and positions as of September 30, 1999, are as follows:

NAME                                          AGE                       POSITION
----                                        --------                    --------
Roger L. Peirce (1).......................     58      Chairman

Dr. Hong Chen.............................     36      President, Chief Executive Officer and
                                                       Director

Lynn Y. Liu...............................     40      Regional President, Asia Pacific and
                                                       Director

Joseph M. Zaelit..........................     54      Senior Vice President, Finance and
                                                       Administration and Chief Financial Officer

Philip M. Sakakihara......................     56      Senior Vice President, Engineering and
                                                       Network Operations

Kristin L. Steinmetz......................     39      Senior Vice President, Marketing and
                                                       Business Development

Christophe J. Culine......................     35      Regional President, Europe, Americas and
                                                       Africa

David L. Teichmann........................     43      Vice President, General Counsel and
                                                       Secretary

Barron B. Cox.............................     46      Vice President, Human Resources

Dr. Ta-Lin Hsu............................     56      Director

Dr. Yen-Son (Paul) Huang (2)..............     53      Director

Kheng Nam Lee.............................     52      Director

Jozef Lernout.............................     51      Director

Stanley J. Meresman (1) (2)...............     52      Director

---------------------
(1) Member of the audit committee
(2) Member of the compensation committee

ROGER L. PEIRCE has served as our Chairman since July 1999 and as a director since March 1998. From August 1998 to March 1999, Mr. Peirce was Chairman and Chief Executive Officer of U.S. Wireless Data, a wireless point-of-sale services provider. From January 1994 to June 1998, he was Group President of Merchant Services for First Data Corp., a credit card processing services company. From 1981 to January 1994, he held various positions at VISA International, a credit card company, most recently as Chief Operating Officer. Mr. Peirce holds a B.A. degree in Mathematics from San Jose State University.

DR. HONG CHEN, one of our co-founders, has served as our Chief Executive Officer since our inception in February 1994 and as our President since July 1999. Dr. Chen also served as Chairman from February 1994 to July 1999 and continues to serve as a director. From February 1993 to February 1994, Dr. Chen was Senior Consultant with TRW Financial Systems, a systems integrator. Dr. Chen also serves as a technical advisory board member for the Industry Technology Research Institute in Taiwan. Dr. Chen holds a B.S. degree in Computer Science from Xian Jiaotong University and M.S. and Ph.D degrees in Computer Science from State University of New York at Stony Brook. Dr. Chen is married to Ms. Liu.

LYNN Y. LIU, one of our co-founders, has served as our Regional President, Asia Pacific since December 1998 and as a director since our inception in February 1994. From our inception to November 1998, she was our Chief Operating Officer and Executive Vice President responsible for product management, network operations and engineering. From October 1991 to October 1994, she held the positions of architect and engineering manager at MARCorp, a multimedia library software company. Ms. Liu holds a B.SA. degree in Library Science from National Taiwan University and an M.S. degree in Computer Science from State University of New York at Stony Brook. Ms. Liu is married to Dr. Chen.


JOSEPH M. ZAELIT has served as our Senior Vice President, Finance and Administration and Chief Financial Officer since January 1999. From August 1993 to June 1998, he was employed by VeriFone, Inc., a manufacturer of electronic payment equipment, most recently as Senior Vice President, Finance and Administration and Chief Financial Officer. From 1973 to 1993, Mr. Zaelit held a variety of senior financial positions at Hewlett-Packard Company, most recently as Corporate Treasury Manager. Mr. Zaelit holds a B.S. degree in Accounting and an M.B.A. degree, each from the University of Utah, and is a Certified Public Accountant in California.


PHILIP M. SAKAKIHARA has served as our Senior Vice President, Engineering and Network Operations since December 1998. From December 1995 to November 1998, he was Vice President, Engineering and Worldwide Support for Prism Solutions, Inc., an enterprise software solutions company. From July 1994 to December 1995, he was Vice President, Engineering for Viewstar Corporation, an enterprise software solutions company. From May 1972 to July 1994, Mr. Sakakihara held various senior engineering and management positions with Hewlett-Packard Company, including General Manager of the Distributed Computing Products Operation.
Mr. Sakakihara holds a B.S. degree in Applied Mathematics from San Jose State University and an M.S. degree in Applied Mathematics from Santa Clara University.

KRISTIN L. STEINMETZ has served as our Senior Vice President, Marketing and Business Development since July 1999. From June 1991 to July 1999, she served in various positions at AT&T Corporation, a global telecommunications company, most recently as Vice President of Global Services, Consumer Marketing Vice President and Director of Strategy and Business Planning. From 1989 to 1991, she held the position of Senior Management Consultant at Edgar, Dunn and Company, a consulting firm. Ms. Steinmetz holds a B.A. degree in Zoology from the University of California at Berkeley and an M.B.A. degree from Cornell University.

CHRISTOPHE J. CULINE has served as our Regional President, Europe, Americas and Africa since December 1998. From September 1996 to November 1998, he was our Vice President, Worldwide Sales. From April 1991 to August 1996, Mr. Culine held various positions, including Vice President, Worldwide Sales and Vice President, European Sales, with NCD Software, a wholly-owned subsidiary of NCD Corporation, an Internet software company. Mr. Culine holds a diploma from EUDIL (the University of Lille) in France.

DAVID L. TEICHMANN has served as our Vice President, General Counsel and Secretary since July 1998. From October 1993 to July 1998, he served in various positions at Sybase, Inc., a software company, including Vice President, International Law as well as Director of European Legal Affairs based out of Sybase's Netherlands headquarters. From March 1989 to October 1993,
Mr. Teichmann was Assistant General Counsel handling legal matters in Asia-Pacific, Japan, Canada and Latin America for Tandem Computers Corporation, a computer company. Mr. Teichmann holds a B.A. degree in Political Science from Trinity College, an M.A.L.D. degree in Law & Diplomacy from the Fletcher School of Law & Diplomacy and a J.D. degree from the University of Hawaii School of Law.

BARRON B. COX has served as our Vice President of Human Resources since August 1999. From May 1999 to July 1999, Mr. Cox served as our Senior Director of Human Resources. From September 1997 to April 1999, he was Vice President of Human Resources at Prism Solutions. From 1993 to

1997, he was Director of Human Resources at Scios, Inc., a biopharmaceutical company. From 1988 to 1993, Mr. Cox held various positions at Apple Computer's Enterprise Systems Division, most recently as its Director of Human Resources. From 1984 to 1988, Mr. Cox served in various human resources positions at Digital Equipment Corporation. Mr. Cox holds a B.S. degree in Political Science from Northeastern University.

DR. TA-LIN HSU has served as a director since August 1996. Since 1986, Dr. Hsu has served as Chairman of H & Q Asia Pacific. Dr. Hsu holds a B.S. degree in Physics from National Taiwan University and a Ph.D in Electrical Engineering from the University of California at Berkeley.

DR. YEN-SON (PAUL) HUANG has served as a director since August 1995. Since June 1996, Dr. Huang has served as Chairman and Chief Executive Officer of Novas Software, Inc., an integrated circuit debugging company. From January 1990 to May 1996, Dr. Huang was a co-founder and Vice President of Quickturn Design Systems, an integrated circuit emulation company. Dr. Huang serves on the board of directors of Quickturn Design Systems. Dr. Huang holds B.S. and M.S. degrees in Electrical Engineering from the National Chiao-Tung University in Taiwan and a Ph.D degree in Electrical Engineering from Santa Clara University.

KHENG NAM LEE has served as a director since August 1999. Since 1983, Mr. Lee has served Vertex Group in several capacities, including as President of Vertex Management (II) Pte Ltd., a consulting firm, since March 1995. Mr. Lee holds a B.S. degree in Mechanical Engineering from Queen's University in Canada, an M.S. degree in Operations Research and System Analysis from the U.S. Naval Postgraduate School and a degree in Business Administration from the University of Singapore.

JOZEF LERNOUT has served as a director since April 1999. Mr. Lernout has served as Co-Chairman and Managing Director of Lernout & Hauspie, a speech recognition software company, since its inception in December 1987, as President from January 1994 until November 1996, as Co-Chairman of the Board since
November 1996, as a member of the Office of the Chief Executive since
February 1996 and as Co-Chairman in the Office of Chief Executive since
October 1996. Mr. Lernout holds a B.Sc. degree in Physics from the Vlerick School in Ghent, Belgium.

STANLEY J. MERESMAN has served as a director since August 1997. From May 1989 to May 1997, Mr. Meresman was Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc., a computer manufacturer. Mr. Meresman serves on the board of directors of Polycom, Inc., a teleconference and video conferencing equipment company, and a number of private companies. Mr. Meresman holds a B.S. degree in Industrial Engineering and Operations Research from the University of California at Berkeley and an M.B.A. degree from Stanford University.

Executive officers are appointed by the board of directors and serve until their successors are qualified and appointed. Except for Dr. Chen and Ms. Liu, who are married, there are no family relationships among any of our directors or executive officers.

BOARD COMPOSITION

We currently have eight directors. Directors are elected by the stockholders at each annual meeting of stockholders and serve for one year or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors may be changed by resolution of the board of directors.

BOARD COMMITTEES

Our board of directors has a compensation committee and an audit committee.

COMPENSATION COMMITTEE. The current members of our compensation committee are Dr. Huang and Mr. Meresman. The compensation committee reviews and makes recommendations to our board concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our stock plans.

AUDIT COMMITTEE. The current members of our audit committee are Messrs. Meresman and Peirce. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers currently serves, or has previously served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Prior to the creation of our compensation committee, compensation decisions with respect to officers and directors and with respect to option grants to employees were made by our full board.

DIRECTOR COMPENSATION

Mr. Peirce's offer letter, dated July 22, 1999, provides for an annual salary of $50,000 and a grant of a stock option to purchase 17,857 shares. The option vests at a rate of 8.3% per month over the next 12 months and will be fully vested on July 19, 2000.

Each non-employee director who is a member of our board on the date of this prospectus or becomes a member of our board after that date will be granted an option to purchase 10,000 shares under our 1999 Equity Incentive Plan, unless that director has received an option grant before the effective date. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an additional option to purchase 7,500 shares under the plan if the director has served continuously as a member of the board for at least one year. Each of these options will have a ten-year term and will terminate three months following the date the director ceases to be one of our directors or consultants or 12 months if the termination is due to death or disability. All options granted under the plan will be immediately exercisable. For initial grants, we will have a right to repurchase the option shares subject to the option at the exercise price. This option will expire as to 20% of the shares 10 months after the date of grant and as to the remainder in equal monthly installments over the next 40 months. Grants subsequent to the initial grant to directors will also be subject to repurchase. For these grants, our right to repurchase the shares will lapse in equal installments over 50 months.

EXECUTIVE COMPENSATION

The following table shows compensation awarded to, earned by or paid for services rendered to GRIC in all capacities during 1998 by our Chief Executive Officer and each of our other executive officers whose salary and bonus for 1998 was more than $100,000.

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                                                              ---------------------
NAME AND PRINCIPAL POSITIONS                                   SALARY      BONUS
----------------------------                                  --------   ----------
Dr. Hong Chen...............................................  $180,551           --
  Chairman and Chief Executive Officer

Christophe J. Culine........................................   207,322           --
  Regional President, Europe, Americas and Africa

Lynn Y. Liu.................................................   160,490           --
  Regional President, Asia Pacific

Thomas Oswold...............................................   197,856           --
  Former Senior Vice President, Finance and Chief Financial
  Officer

Mr. Oswold's employment with us terminated as of April 1999.

Philip M. Sakakihara, our Senior Vice President, Engineering and Network Operations, was compensated at an annual rate of $200,000 in 1998.

David L. Teichmann, our Vice President, General Counsel and Secretary, was compensated at an annual rate of $160,000 in 1998.

                             OPTION GRANTS IN 1998

We did not grant any stock options in 1998 to any of the officers named in the summary compensation table above. Mr. Sakakihara was granted options to purchase 178,571 shares at an exercise price of $2.80 per share in 1998.
Mr. Sakakihara's options represented 12.9% of the total options granted to our employees in 1998. Mr. Teichmann was granted options to purchase 35,714 shares at an exercise price of $2.80 per share in 1998. Mr. Teichmann's options represented 2.6% of the total options granted to our employees in 1998.

                       OPTION VALUES AT DECEMBER 31, 1998


No officer named in the summary compensation table above exercised an option in 1998. The following provides information concerning unexercised options held by these officers as of this date that are "in-the-money", meaning that the initial public offering price of $14.00 per share exceeds the exercise price per share. In the following table, the heading "vested" refers to the number of shares as to which the option can be exercised.



                                                             SECURITIES
                                                             UNDERLYING
                                                             UNEXERCISED       VALUE OF UNEXERCISED
                                                             OPTIONS AT        IN-THE-MONEY OPTIONS
                                                          DECEMBER 31, 1998    AT DECEMBER 31, 1998
                                                         -------------------   ---------------------
NAME                                                      VESTED    UNVESTED    VESTED     UNVESTED
----                                                     --------   --------   ---------   ---------
Dr. Hong Chen..........................................       --         --    $     --     $    --
Christophe J. Culine...................................   40,178     31,250     551,242     428,750
Lynn Y. Liu............................................       --         --          --          --
Thomas Oswold..........................................   18,571     52,857     218,395     621,598


Upon the termination of Mr. Oswold's employment with us in April 1999, all of his unvested options were returned to our available option pool.

EMPLOYEE BENEFIT PLANS

1995 STOCK OPTION PLAN. As of September 30, 1999, options to purchase 184,166 shares of common stock were outstanding under the 1995 Stock Option Plan and options to purchase 304,181 shares had been exercised, of which 15,290 shares remained subject to our repurchase right. No additional options will be granted under this plan. Options granted under plan are subject to terms substantially similar to those described below with respect to options granted under the 1999 Equity Incentive Plan.

1997 STOCK OPTION PLAN. As of September 30, 1999, options to purchase 1,867,693 shares of common stock were outstanding under the 1997 Stock Option Plan and options to purchase 118,494 shares had been exercised, of which 56,001 shares remained subject to our right of repurchase. No additional options will be granted under this plan. Options granted under the plan are subject to terms substantially similar to those described below with respect to options granted under the 1999 Equity Incentive Plan.

1999 EQUITY INCENTIVE PLAN. In September 1999, the board adopted, subject to stockholder approval, the 1999 Equity Incentive Plan and reserved 4,500,000 shares of common stock to be issued under this plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will automatically increase by a number of shares equal to 5% of our outstanding shares on December 31 of the preceding year. In addition, 692,385 shares under the 1995 Stock Option Plan and the 1997 Stock Option Plan not issued on the date of this prospectus and any shares issued under these plans that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full will be available for grant and issuance under the Equity Incentive Plan. In addition, shares will again be available for grant and issuance under the Equity Incentive Plan that:

  - are subject to issuance upon exercise of an option granted under the equity incentive plan and that cease to be subject to the option for any reason other than exercise of the option;

  - have been issued upon the exercise of an option granted under the equity incentive plan that are subsequently forfeited or repurchased by us at the original purchase price;

  - are subject to an award granted pursuant to a restricted stock purchase agreement under the equity incentive plan that are subsequently forfeited or repurchased by us at the original issue price; or

  - are subject to stock bonuses granted under the equity incentive plan that terminate without shares being issued.

This plan will become effective on the consummation of this offering and will terminate after ten years, unless it is terminated earlier by our board. The plan authorizes the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 3,000,000 shares in any calendar year under the plan.

The plan will be administered by our compensation committee, all of the members of which are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Also, our non-employee directors are entitled to receive automatic annual grants of fully vested options to purchase shares of our common stock, as described under "Director Compensation."

The plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary, if any. All awards other than incentive stock options may be granted to employees, officers, directors, consultants, independent contractors and advisors of ours or of our parent or subsidiary, if any, provided the consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value, and the exercise price of nonqualified stock options must be at least equal to 85% of that value.

Options may either be exercisable only as they vest or be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a 50-month period. The maximum term of options granted under the plan is ten years.

Awards granted under the plan may not be transferred in any manner other than by will or by the laws of descent and distribution. They may be exercised during the lifetime of the optionee only by the optionee. The compensation committee could determine otherwise and provide for these provisions in the award agreement, but only with respect to awards that are not incentive stock options. Options granted under the plan generally may be exercised for a period of time after the termination of the optionee's service to us or to our parent or subsidiary, if any. Options will generally terminate immediately upon termination of employment for cause.

The purchase price for restricted stock will be determined by our compensation committee. Stock bonuses may be issued for past services or may be awarded upon the completion of certain services or performance goals.

If we are dissolved or liquidated or have a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. In the discretion of the compensation committee, the vesting of these awards may accelerate upon one of these transactions.

1999 EMPLOYEE STOCK PURCHASE PLAN. In September 1999, the board adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan and reserved 500,000 shares for issuance under this plan. On each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan will automatically increase by a number of shares equal to 1% of our outstanding shares on December 31 of the preceding year. The plan will be administered by our compensation committee, which will have the authority to construe and interpret the plan.

Employees generally will be eligible to participate in the plan if they are employed ten days before the beginning of an offering period and they are customarily employed by us, or our parent or any subsidiaries that we designate, for more than 20 hours per week and more than five months in a calendar year and are not, and would not become as a result of being granted an option under the plan, 5% stockholders of us or any designated parent or subsidiary.

Under the plan, eligible employees will be permitted to acquire shares of our common stock through payroll deductions. Eligible employees will select a rate of payroll deduction between 2% and 15% of their compensation and be subject to maximum purchase limitations. Participation in the plan will end automatically upon termination of employment for any reason.

Each offering period under the plan will be for two years and consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. Offering periods and purchase periods will begin on February 1 and August 1 of each year. However, because the first day on which price quotations for our common stock will be available on the Nasdaq National Market may not be February 1 and August 1, the length of the first offering period may be more or less than two years, and the length of the first purchase period may be more or less than six months.

The plan provides that, in the event of our proposed dissolution or liquidation, each offering period that commenced prior to the closing of the proposed event will terminate immediately prior to the consummation of such proposed event, provided that the compensation committee may fix a different date for termination of the plan. The purchase price for our common stock purchased under the plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period. The compensation committee will have the power to change the duration of offering periods without stockholder approval, if the change is announced at least 15 days prior to the beginning of the affected offering period.

The plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code. Rights granted under the plan will not be transferable by a participant other than by will or the laws of descent and distribution.

The plan will terminate ten years from its inception, unless it is terminated earlier under the terms of the plan. The board will have the authority to amend, terminate or extend the term of the plan, except that no action may adversely affect any options previously granted under the plan. Except for the automatic annual increase of shares described above, stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the plan. The board may make amendments to the plan that it determines to be advisable if the financial accounting treatment for the plan is different from the financial accounting treatment in effect on the date the plan was adopted by the board.

401(k) Plan. We sponsor a defined contribution plan intended to qualify under
Section 401(k) of the Internal Revenue Code. Employees are generally eligible to participate and may enter the plan as of the first day of each calendar quarter. Participants may make pre-tax contributions to the plan up to the statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Contributions to the plan by the participants or by us, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. Participant and company contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

EMPLOYMENT AGREEMENTS

On March 1, 1994, we entered into an employment agreement with Dr. Hong Chen. The employment agreement provides that Dr. Chen will receive a salary and additional compensation such as a bonus or stock options as determined by our board.

On March 1, 1994, we entered into an employment agreement with Lynn Y. Liu. The employment agreement provides that Ms. Liu will receive a salary and additional compensation such as a bonus or stock options as determined by our board.

OFFER LETTERS AND SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

Mr. Zaelit's offer letter, dated January 15, 1999, provides for an initial annual salary of $190,000 and an annual bonus of up to 25% of his annual salary. Mr. Zaelit also received options to purchase 160,713 shares of our common stock, of which options to purchase 32,142 shares will vest in November 1999 and options to purchase 3,214 shares will vest monthly thereafter. Mr. Zaelit also has the right to receive options to purchase an additional 53,571 shares of our common stock that will be granted upon the fulfillment of certain objectives. In the event we are acquired and Mr. Zaelit's employment is terminated without cause, the outstanding options will become fully vested. If Mr. Zaelit's employment is terminated without cause, he will receive a severance payment equivalent to six months' base salary. If Mr. Zaelit's employment is terminated with cause and the termination is not due to a violation of state or federal law, he will receive a severance payment equivalent to three months' base salary. If Mr. Zaelit's employment is terminated without cause within the first ten months of his employment date we will immediately vest the portion of the stock options that would have vested in November 1999, at the same price and terms, except in the event we engage in a change of control transaction.
Mr. Zaelit's employment is at will and may be terminated at any time, with or without cause.

Mr. Sakakihara's offer letter, dated October 15, 1998, provides for an initial annual salary of $200,000 and an annual bonus of up to 30% of his annual salary. Mr. Sakakihara received options to purchase 124,999 shares of common stock, of which options to purchase 25,000 shares vested in September 1999 and options to purchase 2,500 shares vest monthly thereafter. In the event we are acquired, one-half of the then unvested options will become fully vested. If
Mr. Sakakihara's employment is terminated without cause, he will receive a severance payment equivalent to six months' base salary. If Mr. Sakakihara's employment is terminated with cause and the termination is not due to a violation of state or federal law, he will receive a severance payment equivalent to three months' base salary. Mr. Sakakihara's employment is at will and may be terminated at any time, with or without cause.

Mr. Culine's offer letter, dated August 21, 1996, provides for an initial annual salary of $100,000. The letter provides for additional annual compensation of $100,000 to be mutually agreed upon. Mr. Culine received options to purchase 71,428 shares of common stock, which vest over a four-year period. In the event we are acquired and Mr. Culine's employment is terminated, 50% of the then unvested options will become fully vested. In addition, if Mr. Culine's employment is terminated, he will receive a severance payment equivalent to three months' base salary. Mr. Culine's employment is at will and may be terminated by either party with two weeks' notice.

Ms. Steinmetz's offer letter, dated July 28, 1999, provides for an initial annual salary of $192,310 per year and a one-time sign-on bonus of $50,000.
Ms. Steinmetz received options to purchase 124,999 shares of common stock, of which options to purchase 25,000 shares will vest in May 2000 and options to purchase 2,500 shares will vest monthly thereafter. In the event we are acquired and Ms. Steinmetz's employment is terminated without cause, the options will become fully vested. If Ms. Steinmetz's employment is terminated without cause, she will receive a severance payment equivalent to six months' base salary. If Ms. Steinmetz's employment is terminated with cause and the termination is not due to a violation of state or federal law, she will receive a severance payment equivalent to six months' base salary. Ms. Steinmetz's employment is at will and may be terminated at any time, with or without cause.

Mr. Teichmann's offer letter, dated June 8, 1998, provides for an initial annual salary of $160,000 and an annual bonus of up to $30,000. Mr. Teichmann received options to purchase 35,714 shares of common stock, of which options to purchase 7,142 shares vested in July 1999 and options to purchase 714 shares vest monthly thereafter. In the event we are acquired, the options will become fully vested. In the event we are acquired and Mr. Teichmann's employment is terminated, Mr. Teichmann will receive a severance payment equivalent to six months' base salary and bonuses. If Mr. Teichmann's employment is terminated without cause, he will receive a severance payment equivalent to three months' base salary and bonuses. Mr. Teichmann's employment is at will and may be terminated at any time, with or without cause.

Mr. Cox's offer letter, dated May 11, 1999, provides for an initial annual salary of $140,000 and an annual bonus of up to 20% of his annual salary. Mr. Cox received options to purchase 30,357 shares of common stock, of which options to purchase 6,071 shares will vest in March 2000 and options to purchase 607 shares will vest monthly thereafter. In the event that we are acquired and Mr. Cox's employment is terminated, the options will become fully vested. If
Mr. Cox's employment is terminated without cause, he will receive a severance payment equivalent to three months' base salary. If Mr. Cox's employment is terminated with cause and the termination is not due to a violation of state or federal law, he will receive a severance payment equivalent to three months' base salary. Mr. Cox's employment is at will and may be terminated at any time, with or without cause.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

Our certificate of incorporation that will be effective upon the completion of this offering includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as a director, except for liability:

  - for any breach of the director's duty of loyalty to us or our stockholders;

  - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  - under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

  - for any transaction from which the director derived an improper personal benefit.

Our bylaws that will be effective upon the completion of this offering provide that:

  - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

  - we may indemnify our other employees and agents to the same extent that we indemnify our directors and officers, unless otherwise required by law, our certificate of incorporation or agreements;

  - we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to limited exceptions;

  - the rights conferred in the bylaws are not exclusive; and

  - we may not retroactively amend the bylaws' provisions relating to indemnity.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections.

We maintain liability insurance for our directors and officers and expect to obtain additional coverage for securities matters.

The above items limiting the liability of our directors may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement for and damage awards against directors and officers as required by these items.

Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

Other than the employment agreements, offer letters and severance and change of control agreements described in "Management," and the transactions described below, since January 1, 1996 there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  - in which the amount involved exceeded or will exceed $60,000; and

  - in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

SERIES D PREFERRED STOCK AND BRIDGE FINANCINGS

Between December 1997 and June 1999, we sold an aggregate of 5,460,745 shares of Series D Preferred Stock at an effective purchase price of $7.00 per share, as adjusted by subsequent repricing amendments. Between September 1998 and March 1999, in connection with our bridge financings, we issued warrants to purchase an aggregate of 223,206 shares of our Series D Preferred Stock at a purchase price of $7.00 per share as adjusted by subsequent repricing amendments. See
Note 4 of notes to consolidated financial statements.

The following directors, executive officers and holders of more than 5% of our common stock participated in our preferred stock and bridge financings. Share numbers reflect the number of shares of common stock into which the preferred stock or warrants are convertible.

                                                              SERIES D   WARRANT
STOCKHOLDER                                                    SHARES     SHARES
-----------                                                   --------   --------
Vertex Investment (II) Ltd..................................   71,428         --
Vertex Technology Fund Ltd..................................  588,241    100,000
SingTel Ventures (Cayman) Pte. Ltd..........................  932,473     21,428
L&H Investment Company N.V..................................  525,908     26,071
Asia Pacific Growth Fund II L.P.............................  142,856         --
Dr. Yen-Son (Paul) Huang....................................   29,193      2,857

Kheng Nam Lee, a director, is the President of Vertex Investment (II) Ltd. and Vertex Technology Fund Ltd. Jozef Lernout, a director, is the Co-Chairman and Managing Director of L&H Investment Company N.V. Dr. Ta-Lin Hsu, a director, is a member of H&Q Asia Pacific II LLC, the general partner of Asia Pacific Growth Fund II L.P.

SINGAPORE TELECOMMUNICATIONS LTD. AGREEMENT

In August 1999, we entered into an agreement with Singapore
Telecommunications Ltd. SingTel Ventures (Cayman) Pte. Ltd., a subsidiary of Singapore Telecommunications Ltd., is the holder of more than 5% of our common stock. Under this agreement, we provide GRIC CSP settlement services in exchange for licensing, maintenance, settlement and training and professional fees. The term of this agreement is two years and is automatically renewed on an annual basis unless sooner terminated for breach.

EMPLOYMENT AGREEMENTS AND OFFER LETTERS

Several of our officers have entered into employment agreements with us or accepted offer letters from us. See "Management--Employment Agreements" and "Management--Offer Letters and Severance and Change of Control Agreements."

                             PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of the common stock in this offering by:

  - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  - each of our directors;

  - each of our executive officers; and

  - all executive officers and directors as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed stockholder is c/o GRIC Communications, Inc., 1421 McCarthy Boulevard, Milpitas, California 95035.

The number of shares of common stock outstanding after this offering includes the shares of common stock being offered under this prospectus but does not include the shares that are subject to the underwriters' over-allotment option. The percentage of common stock outstanding as of September 30, 1999 is based on 12,900,105 shares of common stock outstanding on that date.

                                                                                PERCENTAGE OF
                                                               NUMBER OF     SHARES OUTSTANDING
                                                                 SHARES      -------------------
                                                              BENEFICIALLY    BEFORE     AFTER
NAME OF BENEFICIAL OWNER                                         OWNED       OFFERING   OFFERING
------------------------                                      ------------   --------   --------
Kheng Nam Lee (1)...........................................   2,634,668       20.4%      14.9%
Dr. Hong Chen (2)...........................................   1,242,857        9.6        7.0
SingTel Ventures (Cayman) Pte. Ltd. (3).....................     953,901        7.4        5.4
Dr. Ta-Lin Hsu (4)..........................................     696,428        5.4        3.9
Jozef Lernout (5)...........................................     551,979        4.3        3.1
Lynn Y. Liu (6).............................................     535,714        4.2        3.0
Dr. Yen-Son (Paul) Huang (7)................................     233,834        1.8        1.3
Roger L. Peirce (8).........................................      82,142       *          *
Stanley J. Meresman (9).....................................      64,285       *          *
Christophe J. Culine (10)...................................      62,680       *          *
Philip M. Sakakihara (10)...................................      43,034       *          *
Joseph M. Zaelit (10).......................................      35,892       *          *
David L. Teichmann (10).....................................      13,928       *          *
Barron B. Cox (10)..........................................         856       *          *
Kristin L. Steinmetz........................................          --         --         --
All 14 directors and executive officers as a group (11).....   6,198,297       48.0%      35.0%

---------------------

   * Represents less than 1% of our outstanding common stock.

 (1) Represents 1,946,427 shares held of record by Vertex Investment (II) Ltd. and 588,241 shares and immediately exercisable warrants to purchase 100,000 shares held of record by Vertex Technology Fund Ltd. Mr. Lee is the President of these entities. Mr. Lee disclaims beneficial ownership of the shares held by these entities, except to the extent he has a pecuniary interest in these entities. The address of these entities is 77 Science Park Drive, #02-15 Cintech III, Singapore Science Park, Singapore 118256.

 (2) Does not include 535,714 shares held by Dr. Chen's spouse, Lynn Y. Liu.

 (3) Represents 932,473 shares and immediately exercisable warrants to purchase 21,428 shares. The address of SingTel Ventures (Cayman) Pte. Ltd. is 31 Exeter Road, Comcentre, Singapore, 239732.

 (4) Represents 696,428 shares held by Asia Pacific Growth Fund II L.P. Dr. Hsu is a member of H&Q Asia Pacific II LLC, the General Partner of Asia Pacific Growth Fund II L.P.

 (5) Represents 525,908 shares and immediately exercisable warrants to purchase 26,071 shares held of record by L&H Investment Company, N.V., of which Mr. Lernout is Co-chairman and Managing Director. Mr. Lernout disclaims beneficial ownership of these shares.

 (6) Does not include 1,242,857 shares held by Ms. Liu's spouse, Dr. Hong Chen.

 (7) Includes 94,642 shares held of record by The Huang Revocable Living Trust dated February 7, 1996, of which Mr. Huang is a trustee. Also includes immediately exercisable warrants to purchase 2,857 shares held of record by Mr. Huang.

 (8) Represents shares subject to options exercisable within 60 days of September 30, 1999.

 (9) Includes 10,714 shares held of record by Stanley J. Meresman and Sharon A. Meresman, Trustees of the Meresman Family Trust U/D/T dated September 19, 1989, as amended, of which Mr. Meresman is a trustee. Also includes 25,000 shares held of record by Mr. Meresman, and 28,571 shares subject to options currently exercisable.

 (10) Represents shares subject to options exercisable within 60 days of September 30, 1999.

 (11) Includes 156,390 shares subject to options exercisable within 60 days of September 30, 1999, and immediately exercisable warrants to purchase 128,928 shares.

                          DESCRIPTION OF CAPITAL STOCK

Immediately following the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Prior to the effectiveness of this offering, we will reincorporate in the State of Delaware. Following the closing of this offering, we intend to amend and restate our certificate of incorporation. Our certificate of incorporation, bylaws and fourth amended and restated registration rights agreement, described below, are included as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

As of September 30, 1999, 2,226,251 shares of common stock were outstanding and held of record by approximately 69 stockholders.

DIVIDEND RIGHTS. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board may from time to time determine.

VOTING RIGHTS. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

NO PREEMPTIVE OR SIMILAR RIGHTS. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS. Upon a liquidation, dissolution or winding-up of our company, the assets legally available for distribution to stockholders would be distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

PREFERRED STOCK

Upon the closing of this offering, each outstanding share of preferred stock will be converted into one share of common stock. See Note 7 of notes to consolidated financial statements for a description of this preferred stock.

Following this offering, our board will be authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board will be able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and might adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

WARRANTS

As of September 30, 1999, we had outstanding warrants to purchase:

  - 102,699 shares of common stock at an exercise price of $7.00 per share, which will expire on the earlier of November 11, 2003 or the first anniversary of the date on which the roaming agreement with the holder is terminated;

  - 223,206 shares of Series D Preferred Stock at an exercise price of $7.00, which will terminate on the closing of this offering if they are not exercised;

  - 17,724 shares of Series D Preferred Stock at an exercise price of $11.20 per share, which will expire in November 2003; and

  - 11,785 shares of Series D Preferred Stock at an exercise price of $7.00 which will expire as to 1,785 shares in December 2003 and as to 10,000 shares on the fifth anniversary of the completion of this offering.

REGISTRATION RIGHTS

As of September 30, 1999, the holders of 12,682,773 shares of common stock will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

RIGHT TO DEMAND REGISTRATION. At any time six months after this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in that registration statement.

WHO MAY MAKE A DEMAND. America Online initially will be able to require that we file a registration statement on a form other than Form S-3. After we are eligible to use Form S-3, America Online can only require that we file a registration statement on a form other than Form S-3 if the anticipated offering price per share exceeds $5.00. America Online also can require that we file a registration statement on Form S-3 if the reasonably anticipated offering price exceeds $500,000.

Holders of registrable shares may request a registration of their shares in an offering in which the anticipated offering price per share exceeds $5.00. Holders that will register shares in an offering in which the reasonably anticipated aggregate offering price exceeds $500,000, or holders of at least 20% of the shares, can require that we file a registration statement on a Form S-3. If the anticipated offering price exceeds $10,000,000, holders of at least 20% of the shares can require that we file a registration statement on a form other than a Form S-3.

NUMBER OF TIMES HOLDERS CAN MAKE DEMANDS. We can be required to file up to two registration statements on a form other than a Form S-3 for America Online and up to five total registration statements, excluding any registration statements that are filed at the request of Dr. Chen, Ms. Liu and their affiliated entities. However, we cannot be required to file more than one registration statement during any six-month period.

POSTPONEMENT. We have the ability to postpone the filing of a registration statement for up to 120 days on one occasion before we comply with a request to file a registration statement if we determine that the filing would be seriously detrimental to us or our stockholders.

PIGGYBACK REGISTRATION RIGHTS. If we register any securities for public sale, the stockholders with the registration rights described above will have the right to include their shares in the registration statement. We have the right to limit the number of shares to be so included in a registration statement to a maximum of 70% of the total value of the securities to be registered.

EXPENSES OF REGISTRATION. We will pay for the expenses relating to any demand or piggyback registration. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to certain limited exceptions.

EXPIRATION OF REGISTRATION RIGHTS. The registration rights described above will expire on December 31, 2009. The registration rights will terminate earlier with respect to a particular stockholder if that holder owns less than 1% of our outstanding securities or can resell all of its securities in a three month period under Rule 144 of the Securities Act and we are subject to the reporting requirements of the Securities Exchange Act of 1934.

ANTI-TAKEOVER PROVISIONS

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or preventing a change in control of our company or changes in management.

  DELAWARE LAW

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

  - the transaction is approved by the board prior to the date the "interested stockholder" attained that status;

  - upon the closing of the transaction that resulted in the stockholder's becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  - on or subsequent to that date the "business combination" is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

A Delaware corporation may "opt out" of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not "opted out" of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, might discourage attempts to acquire us.

  CHARTER AND BYLAW PROVISIONS

Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may only be taken if it is properly brought before the meeting. Thus, our stockholders may only take actions at a stockholders meeting and may not take any action by written consent. Our bylaws and certificate of incorporation provide that special meetings of the stockholders may only be called by our board, the chairman of our board, our chief executive officer or our president.

Our certificate of incorporation provides that our board of directors may issue preferred stock with voting or other rights without stockholder action. This provision may have the effect of delaying, deferring or preventing a takeover attempt.

Our bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR


The transfer agent and registrar for our common stock is Equiserve LLP.


LISTING




Our common stock will be listed on the Nasdaq National Market under the symbol "GRIC."

                        SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock, including sales of shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. No shares currently outstanding will be available for sale immediately after this offering due to contractual restrictions on resale. However, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, based on shares outstanding at September 30, 1999, we will have outstanding 17,723,311 shares of common stock. Of these shares, the 4,600,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates."

The balance of such shares will become eligible for public sale as follows:

                                       APPROXIMATE NUMBER OF
                                       ADDITIONAL SHARES THAT
DATE                                        MAY BE SOLD                         COMMENT
----                                   ----------------------   ----------------------------------------
Date of this prospectus                               0         Freely tradable shares.

181 days after the date of this              12,277,294         Underwriters' lock-up released. These
  prospectus                                                    shares may be sold under Rules 144,
                                                                144(k) or 701.

Various times thereafter                        846,017         Restricted securities held for at least
                                                                one year may be sold under Rule 144.

In addition, 600,240 shares that were issued to Nokia Holdings, Inc. on November 12, 1999 may be sold under Rule 144 beginning on November 12, 2000.

  LOCK-UP AGREEMENTS

All of our officers and directors and substantially all of our shareholders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of CIBC World Markets for a period of 180 days after the date of this prospectus.

CIBC World Markets may choose to release some of these shares from these restrictions prior to the expiration of this 180-day period, although it has no current intention to do so.

  RIGHT OF REPURCHASE

Directors who are granted options under our option plans may immediately exercise such options and acquire the total number of shares of common stock subject to such options. We have a right of repurchase on shares of common stock acquired by such directors to the extent that the number of shares acquired exceeds the number of shares that have vested.

  RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  - 1% of the number of shares of common stock then outstanding, which, based on shares outstanding as of September 30, 1999, will equal approximately 177,233 shares; or

  - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

  RULE 144(k)

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares that have been held by a non-affiliate for at least two years may be sold in the open market immediately after the lock-up agreements expire.

  RULE 701

Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements or other contractual resale restrictions and will only become eligible for sale when the 180-day lock-up agreements or other contractual resale restrictions expire.

  REGISTRATION RIGHTS

As of September 30, 1999, the holders of 12,682,773 shares of common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a discussion of these rights please see "Description of Capital Stock--Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

  STOCK OPTIONS

Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our stock option and employee stock purchase plans. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates and our repurchase rights applicable to certain shares held by directors, be available for sale in the open market immediately after the lock-up agreements expire. As of September 30, 1999, options to purchase 2,051,859 shares of common stock were issued and outstanding of which options to purchase 389,215 shares were immediately exercisable.

  WARRANTS

Upon completion of this offering, we will have outstanding warrants to purchase 132,208 shares of common stock. If these warrants are exercised and the exercise price is paid in cash, the shares must be held for one year before they can be sold under Rule 144. Each of the warrants also contains cashless, or net, exercise provisions. If these warrants are exercised pursuant to these cashless, or net, exercise provisions, the shares must be held until one year from the date the warrant was issued. After the lock-up agreements described above expire, each of the outstanding warrants will have been outstanding for at least one year.

                                  UNDERWRITING


We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc. and Prudential Securities Incorporated are acting as representatives of the underwriters.


The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:


UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp.....................................     2,125,000
U.S. Bancorp Piper Jaffray Inc..............................     1,283,000
Prudential Securities Incorporated..........................       862,000
Deutsche Bank Securities Inc................................        60,000
Brean Murray & Co., Inc.....................................        30,000
Jefferies & Company.........................................        30,000
Legg Mason Wood Walker, Incorporated........................        30,000
Parker/Hunter Incorporated..................................        30,000
Pennsylvania Merchant Group.................................        30,000
Preferred Capital Markets, Inc..............................        30,000
Raymond James & Associates, Inc.............................        30,000
The Robinson-Humphrey Company, LLC..........................        30,000
H.G. Wellington & Co. Inc...................................        30,000
                                                                 ---------
    Total...................................................     4,600,000
                                                                 =========


This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.


The shares should be ready for delivery on or about December 20, 1999, against payment in immediately available funds. The representatives have advised GRIC that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $0.59 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.



GRIC has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 690,000 additional shares from GRIC to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $74,060,000, and the total proceeds to GRIC will be $68,875,800. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us.


                                                                     TOTAL WITHOUT    TOTAL WITH FULL
                                                                      EXERCISE OF       EXERCISE OF
                                                                     OVER-ALLOTMENT   OVER-ALLOTMENT
                                                         PER SHARE       OPTION           OPTION
                                                         ---------   --------------   ---------------
GRIC...................................................   $ 0.98      $ 4,508,000       $ 5,184,200
                                                          ------      -----------       -----------


We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1.8 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors, and substantially all securityholders have agreed to a 180-day "lock up" with respect to 13,123,311 shares of common stock and certain other GRIC securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This "lock up" means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, GRIC and such persons may not offer, sell, pledge or otherwise dispose of these GRIC securities.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.


The underwriters have reserved for sale up to 327,000 shares for employees, directors and other persons associated with GRIC. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in this offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.


There is no established trading market for the shares. The offering price for the shares has been determined by GRIC and the representatives, based on the following factors:

  - our record of operations;

  - our current financial position and future prospects;

  - the experience of our management;

  - the economics of our industry in general; and

  - prevailing market and economic conditions.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

  - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

Fenwick & West LLP, Palo Alto, California, will provide a legal opinion regarding the validity of the issuance of the shares of common stock offered under this prospectus. Gibson, Dunn & Crutcher LLP, San Francisco, California, will pass upon specified legal matters on behalf of the underwriters. A partnership comprised of partners of Fenwick & West LLP owns 10,714 shares of our Series D Preferred Stock.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1997, 1998, and September 30, 1999 and for the three years in the period ended December 31, 1998 and nine-month period ended September 30, 1999 as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The registration statement, including exhibits and schedule, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial data for the first three quarters of each year.

                           GRIC COMMUNICATIONS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Ernst & Young LLP, Independent Auditors...........  F-2

Consolidated Balance Sheets.................................  F-3

Consolidated Statements of Operations.......................  F-4

Consolidated Statements of Redeemable Convertible Preferred
  Stock
  and Stockholders' Equity (Deficit)........................  F-5

Consolidated Statements of Cash Flows.......................  F-6

Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GRIC Communications, Inc.

We have audited the accompanying consolidated balance sheets of GRIC Communications, Inc. as of December 31, 1997 and 1998 and September 30, 1999, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998 and the nine-month period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GRIC Communications, Inc. at December 31, 1997 and 1998 and September 30, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and nine-month period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                           /s/ ERNST & YOUNG LLP

San Jose, California
October 25, 1999

                           GRIC COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDERS'
                                                                                                      EQUITY AT
                                                                 DECEMBER 31,       SEPTEMBER 30,   SEPTEMBER 30,
                                                              -------------------   -------------   -------------
                                                                1997       1998         1999            1999
                                                              --------   --------   -------------   -------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 8,481    $  1,362     $ 10,181
  Accounts receivable, net of allowances of $214, $384, and
    $628 at December 31, 1997 and 1998, and September 30,
    1999....................................................      395         750        1,604
  Inventories...............................................      102         125           56
  Other current assets......................................       46         141        1,164
                                                              -------    --------     --------
Total current assets........................................    9,024       2,378       13,005
Property and equipment......................................      778       2,055        3,114
Other assets................................................       53         307          319
                                                              -------    --------     --------
Total assets................................................  $ 9,855    $  4,740     $ 16,438
                                                              =======    ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   670    $  3,975     $  4,569
  Accrued compensation and benefits.........................      345         881        1,027
  Other current liabilities.................................      170         595          883
  Current portion of long-term debt and capital lease
    obligations ($2,700 and $0 in stockholder notes at
    December 31, 1998 and September 30, 1999,
    respectively--see Note 4)...............................       --       4,436          513
                                                              -------    --------     --------
Total current liabilities...................................    1,185       9,887        6,992
Long-term debt and capital lease obligations................       19       1,069        1,116
Commitments and contingencies
Redeemable convertible preferred stock, $0.001 par value:
  6,025,000 shares authorized at December 31, 1997 and 1998, and September 30, 1999, no shares authorized pro forma;
    5,213,109 shares issued and outstanding at December 31,
    1997 and 1998, and September 30, 1999 (aggregate
    liquidation preference $8,642), no shares issued and
    outstanding pro forma...................................    8,590       8,590        8,590              --
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value:
      1,190,476, 1,190,476 and 6,250,000 shares authorized
      at December 31, 1997, 1998 and September 30, 1999,
      respectively, 5,000,000 shares of preferred stock
      authorized pro forma; 431,547, 870,535 and 5,460,745
      shares issued and outstanding at December 31, 1997 and
      1998 and September 30, 1999, respectively (aggregate
      liquidation preferences $7,250, $9,750 and $38,225,
      respectively), no shares of preferred stock issued and
      outstanding pro forma.................................       --          --            5              --
  Common stock, $0.001 par value:
      10,714,285, 10,714,285 and 21,428,571 shares
      authorized at December 31, 1997, 1998 and
      September 30, 1999, respectively, 50,000,000 shares
      authorized pro forma; 1,952,059, 1,980,994 and
      2,226,251 shares issued and outstanding at
      December 31, 1997 and 1998 and September 30, 1999,
      respectively, 12,900,105 shares issued and outstanding
      pro forma.............................................        2           2            2              13
  Additional paid-in capital................................    7,335      10,370       41,784          50,368
  Deferred stock-based compensation.........................       --          --       (1,586)         (1,586)
  Accumulated deficit.......................................   (7,276)    (25,178)     (40,465)        (40,465)
                                                              -------    --------     --------        --------
Total stockholders' equity (deficit)........................       61     (14,806)        (260)       $  8,330
                                                              -------    --------     --------        ========
Total liabilities and stockholders' equity (deficit)........  $ 9,855    $  4,740     $ 16,438
                                                              =======    ========     ========

                            See accompanying notes.

                           GRIC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  YEAR ENDED                   NINE MONTHS ENDED
                                                                 DECEMBER 31,                    SEPTEMBER 30,
                                                      ----------------------------------   -------------------------
                                                        1996        1997         1998         1998          1999
                                                      ---------   ---------   ----------   -----------   -----------
                                                                                           (UNAUDITED)
Revenues:
  Settlement........................................  $      --   $     254   $    1,666    $   1,073    $    4,122
  Software..........................................        387         719          186          161           517
  Hardware..........................................         --         226          416          294           160
  Maintenance and Services..........................         16         335          281          185           638
                                                      ---------   ---------   ----------    ---------    ----------
    Total revenues..................................        403       1,534        2,549        1,713         5,437
                                                      ---------   ---------   ----------    ---------    ----------
Costs and Expenses:
  Cost of settlement revenues.......................         --         156        1,444          872         3,329
  Cost of software revenue..........................         --         458          251          129             5
  Cost of hardware revenue..........................         --         250          588          350            44
  Cost of maintenance and services revenue..........         --          --          143           10            47
  Network and operations............................         --         837        1,117          729         2,027
  Research and development..........................        998       2,314        5,080        3,718         5,852
  Sales and marketing...............................         49       3,723        6,373        4,524         5,844
  General and administrative........................        391       2,002        3,540        2,486         3,276
  Other operating expenses (expense reversals)......         --          --        1,500           --          (925)
  Amortization of stock-based compensation..........         --          --           --           --           193
                                                      ---------   ---------   ----------    ---------    ----------
    Total costs and expenses........................      1,438       9,740       20,036       12,818        19,692
                                                      ---------   ---------   ----------    ---------    ----------
Operating loss......................................     (1,035)     (8,206)     (17,487)     (11,105)      (14,255)

Interest income and other, net......................        104          79          192          153           298
Interest expense....................................         --          --         (575)         (33)       (1,292)
                                                      ---------   ---------   ----------    ---------    ----------
Loss from continuing operations before income
  taxes.............................................       (931)     (8,127)     (17,870)     (10,985)      (15,249)

Provision for income taxes from continuing
  operations........................................         --          59           32           28            38
                                                      ---------   ---------   ----------    ---------    ----------
Net loss from continuing operations.................       (931)     (8,186)     (17,902)     (11,013)      (15,287)

Discontinued operations:
  Loss from discontinued operations.................     (1,683)       (774)          --           --            --
  Gain on disposal of discontinued operations.......         --       5,118           --           --            --
                                                      ---------   ---------   ----------    ---------    ----------
Net loss............................................  $  (2,614)  $  (3,842)  $  (17,902)   $ (11,013)   $  (15,287)
                                                      =========   =========   ==========    =========    ==========
Basic and diluted net loss per share from continuing
  operations........................................  $   (0.52)  $   (4.42)  $    (9.19)   $   (5.66)   $    (7.61)
                                                      =========   =========   ==========    =========    ==========
Basic and diluted net loss per share................  $   (1.46)  $   (2.08)  $    (9.19)   $   (5.66)   $    (7.61)
                                                      =========   =========   ==========    =========    ==========
Shares used to compute basic and diluted net loss
  per share.........................................  1,788,684   1,851,140    1,948,424    1,946,870     2,009,596
                                                      =========   =========   ==========    =========    ==========
Pro forma basic and diluted net loss per share from
  continuing operations.............................                          $    (2.27)                $    (1.42)
                                                                              ==========                 ==========
Shares used to compute pro forma basic and diluted
  net loss per share................................                           7,889,323                 10,782,381
                                                                              ==========                 ==========

                            See accompanying notes.

                           GRIC COMMUNICATIONS, INC.
       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                             REDEEMABLE CONVERTIBLE PREFERRED STOCK
                           ---------------------------------------------------------------------------
                               SERIES A           SERIES B           SERIES C             TOTAL
                           -----------------  -----------------  -----------------  ------------------
                            SHARES    AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT    SHARES    AMOUNT
                           ---------  ------  ---------  ------  ---------  ------  ----------  ------
Balance at December 31,
  1995...................  1,214,282   $680   2,310,705  $3,208         --  $  --    3,524,987  $3,888
  Issuance of Series C
    convertible preferred
    stock to investors
    for cash, exercise of
    warrants, and
    conversion of bridge
    loans at $2.80 per
    share, net of
    issuance costs of
    $25..................         --     --          --     --   1,688,122  4,702    1,688,122  4,702
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....         --     --          --     --          --     --           --     --
  Net loss...............         --     --          --     --          --     --           --     --
                           ---------   ----   ---------  ------  ---------  ------  ----------  ------
Balance at December 31,
  1996...................  1,214,282   $680   2,310,705  $3,208  1,688,122  $4,702   5,213,109  $8,590
  Issuance of Series D
    convertible preferred
    stock to investors
    for cash and
    cancellation of notes
    payable at $16.80 per
    share................         --     --          --     --          --     --           --     --
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....         --     --          --     --          --     --           --     --
  Net loss...............         --     --          --     --          --     --           --     --
                           ---------   ----   ---------  ------  ---------  ------  ----------  ------
Balance at December 31,
  1997...................  1,214,282    680   2,310,705  3,208   1,688,122  4,702    5,213,109  8,590
  Issuance of Series D
    convertible preferred
    stock to adjust the
    cost of previously
    issued shares from
    $16.80 to $11.20 per
    share................         --     --          --     --          --     --           --     --
  Issuance of Series D
    convertible preferred
    stock to investors
    for cash and
    cancellation of notes
    payable at $11.20 per
    share, net of
    issuance costs of
    $15..................         --     --          --     --          --     --           --     --
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....         --     --          --     --          --     --           --     --
  Issuance of Series D
    warrants and common
    stock warrants.......         --     --          --     --          --     --           --     --
  Net loss...............         --     --          --     --          --     --           --     --
                           ---------   ----   ---------  ------  ---------  ------  ----------  ------
Balance at December 31,
  1998...................  1,214,282    680   2,310,705  3,208   1,688,122  4,702    5,213,109  8,590
  Conversion of 1998
    bridge financing to
    Series D convertible
    preferred stock at
    $7.00 per share......         --     --          --     --          --     --           --     --
  Issuance of Series D
    convertible preferred
    stock to adjust the
    cost of previously
    issued shares from
    $11.20 to $7.00 per
    share................         --     --          --     --          --     --           --     --
  Issuance of Series D
    convertible preferred
    stock at $7.00 per
    share, net of
    issuance costs of
    $326.................         --     --          --     --          --     --           --     --
  Issuance of Series D
    warrants.............         --     --          --     --          --     --           --     --
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....         --     --          --     --          --     --           --     --
  Warrant revaluation....         --     --          --     --          --     --           --     --
  Deferred stock-based
    compensation.........         --     --          --     --          --     --           --     --
  Amortization of
    stock-based
    compensation.........         --     --          --     --          --     --           --     --
  Issuance of common
    stock to previous
    board member.........         --     --          --     --          --     --           --     --
  Net loss...............         --     --          --     --          --     --           --     --
                           ---------   ----   ---------  ------  ---------  ------  ----------  ------
Balance at September 30,
  1999...................  1,214,282   $680   2,310,705  $3,208  1,688,122  $4,702   5,213,109  $8,590
                           =========   ====   =========  ======  =========  ======  ==========  ======

                                                  STOCKHOLDERS' EQUITY (DEFICIT)
                           ----------------------------------------------------------------------------
                                SERIES D
                              CONVERTIBLE                                                                    TOTAL
                            PREFERRED STOCK      COMMON STOCK     ADDITIONAL    DEFERRED                 STOCKHOLDERS'
                           ------------------  -----------------   PAID-IN    STOCK-BASED   ACCUMULATED     EQUITY
                             SHARES    AMOUNT   SHARES    AMOUNT   CAPITAL    COMPENSATION    DEFICIT      (DEFICIT)
                           ----------  ------  ---------  ------  ----------  ------------  -----------  -------------
Balance at December 31,
  1995...................          --   $--    1,785,719   $ 2     $    29            --     $   (820)      $  (789)
  Issuance of Series C
    convertible preferred
    stock to investors
    for cash, exercise of
    warrants, and
    conversion of bridge
    loans at $2.80 per
    share, net of
    issuance costs of
    $25..................          --    --           --    --          --            --           --            --
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....          --    --        4,910    --           1            --           --             1
  Net loss...............          --    --           --    --     $    --            --       (2,614)       (2,614)
                           ----------   ---    ---------   ---     -------      --------     --------       -------
Balance at December 31,
  1996...................          --   $--    1,790,629   $ 2          30            --     $ (3,434)      $(3,402)
  Issuance of Series D
    convertible preferred
    stock to investors
    for cash and
    cancellation of notes
    payable at $16.80 per
    share................     431,523    --           --    --       7,250            --           --         7,250
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....          --    --      161,430    --          55            --           --            55
  Net loss...............          --    --           --    --          --            --       (3,842)       (3,842)
                           ----------   ---    ---------   ---     -------      --------     --------       -------
Balance at December 31,
  1997...................     431,523    --    1,952,059     2       7,335            --       (7,276)           61
  Issuance of Series D
    convertible preferred
    stock to adjust the
    cost of previously
    issued shares from
    $16.80 to $11.20 per
    share................     215,774    --           --    --          --            --           --            --
  Issuance of Series D
    convertible preferred
    stock to investors
    for cash and
    cancellation of notes
    payable at $11.20 per
    share, net of
    issuance costs of
    $15..................     223,214    --           --    --       2,486            --           --         2,486
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....          --    --       28,935    --          13            --           --            13
  Issuance of Series D
    warrants and common
    stock warrants.......          --                 --    --         536            --           --           536
  Net loss...............          --    --           --    --          --            --      (17,902)      (17,902)
                           ----------   ---    ---------   ---     -------      --------     --------       -------
Balance at December 31,
  1998...................     870,511    --    1,980,994     2      10,370            --      (25,178)      (14,806)
  Conversion of 1998
    bridge financing to
    Series D convertible
    preferred stock at
    $7.00 per share......     250,010    --           --    --       2,801            --           --         2,801
  Issuance of Series D
    convertible preferred
    stock to adjust the
    cost of previously
    issued shares from
    $11.20 to $7.00 per
    share................     672,328     1           --    --          (1)           --           --            --
  Issuance of Series D
    convertible preferred
    stock at $7.00 per
    share, net of
    issuance costs of
    $326.................   3,667,896     4           --    --      25,345            --           --        25,349
  Issuance of Series D
    warrants.............          --    --           --    --         689            --           --           689
  Issuance of common
    stock upon exercise
    of employee stock
    options for cash.....          --    --      227,400    --         324            --           --           324
  Warrant revaluation....          --    --           --    --         327            --           --           327
  Deferred stock-based
    compensation.........          --    --           --    --       1,779        (1,779)          --            --
  Amortization of
    stock-based
    compensation.........          --    --           --    --          --           193           --           193
  Issuance of common
    stock to previous
    board member.........          --    --       17,857    --         150            --           --           150
  Net loss...............          --    --           --    --          --            --      (15,287)      (15,287)
                           ----------   ---    ---------   ---     -------      --------     --------       -------
Balance at September 30,
  1999...................   5,460,745   $ 5    2,226,251   $ 2     $41,784      $ (1,586)    $(40,465)      $  (260)
                           ==========   ===    =========   ===     =======      ========     ========       =======

                            See accompanying notes.

                           GRIC COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  YEARS ENDED                 NINE MONTHS ENDED
                                                                  DECEMBER 31,                  SEPTEMBER 30,
                                                         ------------------------------   -------------------------
                                                           1996       1997       1998        1998          1999
                                                         --------   --------   --------   -----------   -----------
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net loss...............................................  $ (2,614)  $ (3,842)  $(17,902)   $(11,013)     $(15,287)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization of property and
    equipment..........................................       557        272      1,006         701         1,182
  Amortization of stock-based compensation.............        --         --         --          --           193
  Gain on sale of discontinued operations..............        --     (5,118)        --          --            --
  Noncash interest expense.............................        --         --         --          --           275
  Noncash issuance of stock............................        --         --         --          --           150
  Noncash warrant expense--preferred stock.............        --         --        408          --           922
  Noncash warrant expense--common stock................        --         --          1          --            81
  Net changes in assets and liabilities:
    Accounts receivable................................      (184)      (210)      (355)       (365)         (854)
    Inventories........................................        --       (101)       (23)       (305)           69
    Other current assets...............................       (43)        (2)       (95)       (101)       (1,023)
    Other assets.......................................        --        (53)      (127)       (121)
    Net assets relating to discontinued operations.....      (372)     1,236         --          --            --
    Accounts payable...................................       169        500      3,305       1,017           594
    Accrued compensation and benefits..................        32        312        536         293           146
    Other current liabilities..........................        --        171        425         292           288
    Other long-term liabilities........................        --         20         15           2             4
                                                         --------   --------   --------    --------      --------
Net cash used in operating activities..................    (2,455)    (6,815)   (12,806)     (9,600)      (13,260)

INVESTING ACTIVITIES
Capital expenditures...................................      (819)      (797)    (2,283)     (1,624)       (1,739)
Proceeds from sale of discontinued operations..........        --      5,446         --          --            --
                                                         --------   --------   --------    --------      --------
Net cash provided by (used in) investing activities....      (819)     4,649     (2,283)     (1,624)       (1,739)

FINANCING ACTIVITIES
Proceeds from issuance of debt.........................        --         --      5,753       3,742            --
Payment of debt........................................        --         --       (282)         --        (1,680)
Proceeds from sales of preferred stock.................     4,702      7,250      2,486       2,486        25,174
Proceeds from sales of common stock....................         1         55         13          10           324
                                                         --------   --------   --------    --------      --------
Net cash provided by financing activities..............     4,703      7,305      7,970       6,238        23,818
                                                         --------   --------   --------    --------      --------

Net increase (decrease) in cash and cash equivalents...     1,429      5,139     (7,119)     (4,986)        8,819
Cash and cash equivalents at beginning of period.......     1,913      3,342      8,481       8,481         1,362
                                                         --------   --------   --------    --------      --------
Cash and cash equivalents at end of period.............  $  3,342   $  8,481   $  1,362    $  3,495      $ 10,181
                                                         ========   ========   ========    ========      ========

SUPPLEMENTAL DISCLOSURES OF CASH PAID DURING THE PERIOD
Tax paid...............................................  $     --   $      9   $      7    $      2      $      1
Interest paid..........................................  $     --   $     --   $    165    $     --      $    436
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
  ACTIVITIES
Conversion of 1999 bridge notes interest into Series D
  preferred stock......................................  $     --   $     --   $     --    $     --      $    175
Conversion of 1998 bridge notes (principal and
  interest) into Series D preferred stock..............  $     --   $     --   $     --    $     --      $  2,801
Purchase of equipment under capital leases.............  $     --   $     --   $     --    $     --      $    502

                            See accompanying notes.

                           GRIC COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (INFORMATION FOR THE NINE MONTHS ENDED

                        SEPTEMBER 30, 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS

GRIC Communications, Inc. ("GRIC" or the "Company") is a global provider of Internet-based products and services that enable telecommunication companies, Internet service providers, and emerging telecommunications service providers, to offer Internet-based products and services, such as Internet roaming and Internet telephony, to their end users worldwide.

GRIC's predecessor corporation, incorporated in California in 1994, was both an Internet service provider in Northern California and an independent software provider for the Internet service provider community. In 1997, the local Internet service provider business and related assets were sold. Operations through 1997 related to the Internet service provider business are reflected as discontinued operations. We first recognized clearinghouse settlement revenues in 1997, and since then we have derived our revenues primarily from clearinghouse settlement services and software licenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

The consolidated financial statements include all the accounts of GRIC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements for the nine-month period ended September 30, 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's results of its operations and its cash flows for the nine months ended
September 30, 1998. Results for the nine-month period ended September 30, 1998 are not necessarily indicative of results for the full fiscal year of 1998 or any future period.

  DISCONTINUED OPERATIONS

In May 1997, the Company sold a 55% interest in its local internet access service provider subsidiary, Aimnet, in exchange for approximately $2,004,000 of cash and in September 1997, it sold the remaining 45% for approximately $3,442,000 of cash. Aimnet operated as a separate segment of the business as an Internet service provider and its operations have been accounted for as discontinued operations. Revenues earned by Aimnet were approximately $3,010,000 and $1,632,000 in the years ended December 31, 1996 and 1997, respectively.

  USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED

                        SEPTEMBER 30, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  FOREIGN CURRENCY REMEASUREMENT

Adjustments resulting from the process of remeasurement into U.S. dollars of the foreign currency financial statements of the Company's wholly-owned foreign subsidiaries, for which the U.S. dollar is the functional currency, are included in operations and have not been material.

  REVENUE RECOGNITION

The Company derives revenues primarily from settlement services it provides to customers through its network. The Company also derives revenues from licenses of software to customers seeking to offer Internet roaming and Internet telephony services to their end users, and from sales of maintenance and support services and hardware.

Settlement revenues are generated when customers' end users initiate Internet roaming services or originate Internet telephony communications. Cost of settlement revenues represents the amounts paid to access our customers' networks for the completion of services provided. The Company recognizes roaming services revenue and related costs at the time services are rendered to users. The Company has minimum purchase commitments with some alliance members that it expects to utilize provided the supplier maintains the required pricing under the contract. In addition, the Company bears the risk of loss related to collection for services.

Software and other revenues consist primarily of revenues from software licenses and to a lesser extent from related services, maintenance and support and hardware sales. In accordance with Statement of Position (SOP 97-2), Software Revenue Recognition, revenue earned on software arrangements involving multiple elements is required to be allocated to each element based upon the relative fair values of the elements. Software revenues consist of license revenues which are recognized upon the delivery of application products, provided no significant vendor obligation or contingencies remain, and collection of the receivable is probable, or where the license is for enabling software, ratably over the contractual services period as enabling licenses have not been sold separately. Maintenance and support service includes technical support, consulting, installation and training services. Revenue allocated to maintenance is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed. Hardware revenue related to telephony gateways, internet dialers and fax cards is recognized upon shipment of the equipment.

  CASH AND CASH EQUIVALENTS

GRIC considers all highly liquid instruments purchased with an original maturity of 90 days or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents consist solely of monies held in demand deposits.

  INVENTORIES

Inventories, which consist of finished goods, are valued at the lower of cost or market on a first-in, first-out basis.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED

                        SEPTEMBER 30, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the respective assets, generally the shorter of the lease term or two to three years.

  INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which provides for the establishment of deferred tax assets and liabilities based on the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions of high credit standing. The Company is exposed to credit risks in the event of default by these institutions to the extent of the amount recorded on the balance sheet. The credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process. The Company generally does not require collateral and maintains adequate reserves for potential credit losses.

  ADVERTISING EXPENSES

Advertising expenditures are charged to operations as incurred and were not material for any of the periods presented.

  RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred until technological feasibility has been established. To date, the Company's service offerings have been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized.

  COMPREHENSIVE INCOME

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS 130 in the year ended December 31, 1998. The Company had no items of other comprehensive income to report in any of the periods presented.

  SEGMENT INFORMATION

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED

                        SEPTEMBER 30, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
131"). SFAS 131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to stockholders. The Company adopted SFAS 131 in the year ended December 1998. The Company operates solely in one segment, providing a global network for Internet service providers and telecommunications companies and, therefore, there is no impact to the Company's consolidated financial statements from the adoption of SFAS 131.

The following is a summary of revenue and long-lived assets by geographical area for the periods presented (in thousands):

                                                                                    NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                ------------------------------   -----------------------
                                                  1996       1997       1998        1998         1999
                                                --------   --------   --------   -----------   ---------
                                                                                 (UNAUDITED)
Revenue by external customers:
  United States...............................    $ 12      $  407     $  640       $  584      $1,802
  South East Asia.............................     309         415        623          352       1,280
  Japan.......................................      39         151        454          265         894
  Europe......................................      --         193        282          244         534
  China.......................................      39         223        212          119         359
  Rest of World...............................       4         145        338          149         568
                                                  ----      ------     ------       ------      ------
                                                  $403      $1,534     $2,549       $1,713      $5,437
                                                  ====      ======     ======       ======      ======
Long-lived assets:
  United States...............................    $255      $  705     $1,954       $1,614      $3,015
  Rest of World...............................      --          73        101           86          99
                                                  ----      ------     ------       ------      ------
                                                  $255      $  778     $2,055       $1,700      $3,114
                                                  ====      ======     ======       ======      ======

Revenue by external customer is based on the customer's billing locations. Long-lived assets are those assets used in each geographic location. For the nine-month period ended September 30, 1999, one customer accounted for 10% of consolidated revenues. No single customer accounted for 10% of consolidated revenues for the year ended December 31, 1998. For the year ended December 31, 1997, one customer accounted for 22% of consolidated revenues. For the year ended December 31, 1996, another customer accounted for 12% of consolidated revenues.

  STOCK-BASED COMPENSATION

The Company has elected to account for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), using an intrinsic value approach to measure compensation expense, if any. Appropriate disclosures using a fair-value based method, as provided by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), are also reflected in the accompanying notes to the consolidated financial statements. Options issued to non-employees are accounted for in accordance with SFAS 123 using a fair value approach.

  NET LOSS PER SHARE

Basic net loss per share and diluted net loss per share are presented in conformity with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") for all periods presented.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED

                        SEPTEMBER 30, 1998 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
In accordance with SFAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities have been excluded from the computation of basic and diluted net loss per share as their effect is antidilutive.

  UNAUDITED PRO FORMA PRESENTATIONS

As more fully discussed in Note 7, all preferred stock will automatically be converted into shares of common stock in the event of the Company's undertaking an initial public offering. The Company intends to obtain from the preferred stockholders waivers or consents sufficient to ensure the automatic conversion of all preferred stock to common stock upon the Company's initial public offering. The unaudited pro forma stockholders' equity included on the balance sheet reflects the conversion of the preferred stock into 10,673,854 shares of common stock as if the conversion had occurred on September 30, 1999.

Unaudited basic and diluted pro forma net loss per share, as presented in the consolidated statements of operations, has been computed using the weighted average number of common stock outstanding, adjusted to include the pro forma effects of the conversion of the preferred stock to common stock as if such conversion had occurred on January 1, 1998 for the year ended December 31, 1998 and on January 1, 1999 for the nine-month period ended September 30, 1999, or at the date of original issuance, if later.

  RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance regarding accounting for computer software developed or obtained for internal use, including the requirement to capitalize specified costs and amortize such costs. The Company does not expect the adoption of this standard to have a significant impact on the Company's results of operations, financial position or cash flows.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Since the Company has expensed these costs as incurred, the adoption of this standard had no impact on the Company's results of operations, financial position, or cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As the Company does not currently engage in derivatives or hedging transactions, there would be no current impact to the Company's results of operations, financial position, or cash flows upon the adoption of SFAS 133.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

3. PROPERTY AND EQUIPMENT

Property and equipment comprised the following (in thousands):

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                        -------------------   SEPTEMBER 30,
                                                          1997       1998         1999
                                                        --------   --------   -------------
Computer hardware and software........................   $  749    $ 2,515       $ 4,197
Office furniture and equipment........................      363        834           869
Leased equipment......................................       --         --           502
Leasehold improvements................................       --         46            68
                                                         ------    -------       -------
                                                          1,112      3,395         5,636
Less accumulated depreciation and amortization........     (334)    (1,340)       (2,522)
                                                         ------    -------       -------
                                                         $  778    $ 2,055       $ 3,114
                                                         ======    =======       =======

4. DEBT

  BRIDGE LOAN

On November 5, 1998, the Company entered into an agreement with a bank for a short-term loan of up to $1.5 million with a maturity date of December 31, 1998 (the "Bridge Loan"). On December 31, 1998, this agreement was extended to the earlier of March 31, 1999 or the sale of preferred stock equal to or greater than the loan amount. The maximum amount available during the renewal period was $1 million. The interest rate during the initial period was 0.50 percentage points above the lender's prime rate and the interest rate changed to 1.25 percentage points above the lender's prime rate during the renewal period.

Substantially all of the Company's assets were pledged as collateral for the Bridge Loan, other than assets held under permitted liens, which included purchase money liens on equipment incurred for financing of the equipment.

At December 31, 1998, $1.5 million was outstanding under this facility. The lenders' prime rate at December 31, 1998 was 7.75%. Prior to March 20, 1999 the outstanding amount was repaid.

  CONVERTIBLE PROMISSORY NOTES

On September 1, 1998, certain stockholders of the Company advanced loans to the Company totaling $2.7 million in exchange for convertible promissory notes, (the 1998 Bridge Financing). The loans bore interest at 1% above the Bank of America reference rate and were convertible into shares of Series D preferred stock at a conversion price of $4.00 per share at the earlier of the initial closing of the first preferred stock financing following September 1, 1998 and January 31, 1999. The warrants issued in connection with the promissory notes incorporated antidilution protection.

At December 31, 1998, $2.7 million was outstanding under these notes. On
January 31, 1999, $2.7 million in principal and approximately $101,000 in accrued interest were converted into 250,010 shares of Series D preferred stock.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

4. DEBT (CONTINUED)
During the period from January through March 1999, certain stockholders of the Company and additional third parties advanced loans to the Company totaling $12.75 million in exchange for convertible promissory notes (the "1999 Bridge Financing"). The loans bore interest at 1% above the Bank of America reference rate and, together with interest thereon of approximately $175,000, were converted into 1,846,468 shares of Series D preferred stock at a conversion price of $7.00 per share in April 1999.

5. COMMITMENTS AND CONTINGENCIES

GRIC leases all of its facilities under operating leases that expire at various dates through 2003. The Company also leases certain equipment under capital lease arrangements and equipment promissory notes. The future minimum operating lease and capital lease commitments (including equipment promissory notes) were as follows at September 30, 1999 (in thousands):

                                                              OPERATING   CAPITAL
                                                               LEASES      LEASES
                                                              ---------   --------
1999........................................................   $  197      $  178
2000........................................................      814         685
2001........................................................      839         686
2002........................................................      893         374
2003........................................................      150          --
                                                               ------      ------
                                                               $2,893       1,923
                                                               ======
Less amounts representing interest..........................                  330
                                                                           ------
Present value of future lease payments......................                1,593
Less current portion........................................                  513
                                                                           ------
Long-term portion...........................................               $1,080
                                                                           ======

Rent expense charged to operations totaled approximately $32,000, $263,000, $688,000 and $602,000 for the years ended December 31, 1996, 1997 and 1998, and the nine months ended September 30, 1999, respectively. The cost and accumulated depreciation of assets under capital lease was $502,000 and $29,700 respectively at September 30, 1999. In addition, the Company has collateralized equipment purchased for $1.3 million under the equipment promissory notes.

During the year ended December 31, 1998, the Company recorded a charge of $1.5 million related to a commitment to purchase licenses of certain customized software as the Company does not anticipate the utilization of the required volume of purchases. In October 1999, the Company settled with the third party for $600,000 and recorded the adjustment of $925,000 in the quarter ended September 30, 1999.

  LEGAL MATTERS

The Company is involved in certain claims and legal actions arising in the normal course of business. Management does not expect that the outcome of these cases will have a material effect on the Company's financial position or results of operations.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

6. INCOME TAXES

The provision for income taxes attributable to continuing operations consists of foreign income and withholding taxes of approximately $59,000, $32,000 and $38,000 for the years ended December 31, 1997 and 1998, and the nine-month period ended September 30, 1999, respectively.

The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate (35%) to income before taxes is as follows (in thousands):

                                                            DECEMBER 31       SEPTEMBER 30
                                                        -------------------   ------------
                                                          1997       1998         1999
                                                        --------   --------   ------------
Tax at federal statutory rate.........................  $(2,844)   $(6,255)      $(5,337)
Unutilized net operating losses.......................    2,844      6,255         5,337
Foreign tax...........................................       59         32            38
                                                        -------    -------       -------
Total.................................................  $    59    $    32       $    38
                                                        =======    =======       =======

Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                          DECEMBER 31,       SEPTEMBER 30
                                                       -------------------   ------------
                                                         1997       1998         1999
                                                       --------   --------   ------------
Deferred tax assets:
  Net operating loss carryforwards...................  $ 2,682    $  8,912     $ 12,621
  Tax credit carryforwards...........................      257         400          600
  Accruals and reserves not currently deductible.....      203       1,210        1,854
                                                       -------    --------     --------
Total deferred tax assets............................    3,142      10,522       15,075
Valuation allowance..................................   (3,142)    (10,522)     (15,075)
                                                       -------    --------     --------
Net deferred tax assets..............................  $    --    $     --     $     --
                                                       =======    ========     ========

SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

The valuation allowance increased by approximately $1.7 million, $7.4 million and $4.6 million during the years ended December 31, 1997 and 1998, and the nine-month period ended September 30, 1999, respectively.

As of September 30, 1999, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $33,100,000 and $17,500,000, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $400,000 and $380,000, respectively. The federal and state net operating loss carryforwards and tax credit carryforwards will expire at various dates beginning in 2002 through 2019, if not utilized.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

6. INCOME TAXES

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of the net operating loss and tax credit carryforwards before utilization.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

The Company has convertible preferred stock that consists of (i) Series A, B and C redeemable convertible preferred stock and (ii) Series D convertible preferred stock, collectively referred to as "preferred stock."

  REDEEMABLE CONVERTIBLE PREFERRED STOCK

Redeemable convertible preferred stock at December 31, 1997 and 1998, and September 30, 1999 was as follows:

                                                                      SHARES ISSUED AND OUTSTANDING
                                                                 ---------------------------------------
                                       PER SHARE                      DECEMBER 31,
                                      LIQUIDATION   AUTHORIZED   -----------------------   SEPTEMBER 30,
              SERIES                  PREFERENCE      SHARES        1997         1998          1999
              ---------------------   -----------   ----------   ----------   ----------   -------------
              A..........                $0.56       1,214,285    1,214,282    1,214,282     1,214,282
              B..........                $1.40       2,310,715    2,310,705    2,310,705     2,310,705
              C..........                $2.80       2,500,000    1,688,122    1,688,122     1,688,122
                                                    ----------   ----------   ----------    ----------
                                                     6,025,000    5,213,109    5,213,109     5,213,109
                                                    ==========   ==========   ==========    ==========

At any time after August 16, 2001, the holders of a majority of the then outstanding shares of Series C convertible preferred stock may request the redemption of all of the outstanding shares of Series C convertible preferred stock. If so requested, the Company must redeem those shares at a price per share of $2.80 plus any declared and unpaid dividends for Series C convertible preferred stock.

At any time after the Series C convertible preferred stockholders have requested redemption, the holders of a majority of the then outstanding Series A and B convertible preferred stock may request the redemption of all the outstanding shares of Series A and B convertible preferred stock. If so requested, the Company must redeem those shares at a price per share of $0.56 and $1.40 for the Series A and B Convertible Preferred Stock, respectively, plus any declared and unpaid dividends for the Series A and B convertible preferred stock, respectively.

If the Company chooses not to redeem the Series A, B or C convertible preferred stock when requested by the majority holders of such outstanding shares, the Series A, B and C convertible preferred stock would begin accruing dividends equal to 8% of the redemption price per annum.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) CONVERTIBLE PREFERRED STOCK

Convertible preferred stock at December 31, 1997 and 1998 and September 30, 1999 was as follows:

                                                                      SHARES ISSUED AND OUTSTANDING
                                                                 ---------------------------------------
                                       PER SHARE                      DECEMBER 31,
                                      LIQUIDATION   AUTHORIZED   -----------------------   SEPTEMBER 30,
              SERIES                  PREFERENCE      SHARES        1997         1998          1999
              ---------------------   -----------   ----------   ----------   ----------   -------------
              D..........               $ 16.80      1,190,476      431,523           --            --
              D..........               $ 11.20      1,190,476           --      870,511            --
              D..........               $  7.00      6,250,000           --           --     5,460,745

The holders of the preferred stock are entitled to receive noncumulative dividends, when and if declared by the Board of Directors, out of legally available funds, in an amount per share of preferred stock equal to 10% per annum of their respective liquidation values, payable before any dividends may be paid on common stock. As of September 30, 1999, no dividends had been declared or paid by the Company.

The holders of the preferred stock have the right to convert their shares into a like number of shares of common stock, subject to adjustments for future dilution. The preferred stock automatically converts into common stock, at the then applicable conversion price, at the earlier of (i) the Company's undertaking an initial public offering at a price per share of not less than $14.00 per share (as to the Series A, B, and C convertible preferred stock only) or not less than $28.00 per share (as to the Series D convertible preferred stock only) and with aggregate proceeds in excess of $10,000,000 or (ii) the affirmative vote or written consent of holders of at least two-thirds of the outstanding shares of all series of preferred stock voting as a single class and the holders of at least two-thirds of the outstanding shares of Series D preferred stock voting as a separate class. The Company intends to obtain from the preferred stockholders waivers or consents sufficient to ensure the automatic conversion of all preferred stock to common stock upon the Company's initial public offering. All preferred stockholders are entitled to vote on all matters in the same manner and with the same effect as if their stock had been converted into common stock. At December 31, 1998 and September 30, 1999, the Company had reserved 7,215,476 and 12,275,000 shares of common stock for issuance upon the conversion of the preferred stock, respectively.

In the event of liquidation, the preferred stockholders are entitled to a per share liquidation preference distribution plus declared and unpaid dividends, if any, on each share of preferred stock. The remaining balance of proceeds is to be paid ratably to common stockholders and preferred stockholders, as if converted into common stock.

In April 1999, the Board of Directors and stockholders of the Company authorized the sale and issuance of additional shares of Series D convertible preferred stock at a price of $7.00 per share. In addition, the Board of Directors and stockholders of the Company approved the repricing of the Series D convertible preferred stock sold to investors prior to April 1999 from $11.20 to $7.00, and the Company entered into agreements with those investors to amend the purchase price accordingly and issue the requisite additional shares resulting therefrom (the 1999 Series D Convertible Repricing). The Board of Directors also approved the repricing of the warrants issued in connection with the 1998 Bridge Financing from $11.20 per share to $7.00 per share, which in turn results in a

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) modification of the number of shares that may be purchased upon exercise of the warrants such that the aggregate number of shares of Series D convertible preferred stock purchasable increased from 60,268 to 96,427 shares.

Pursuant to an additional Series D convertible preferred stock purchase agreement, the Company issued and sold a total of 1,821,428 shares of Series D convertible preferred stock in a series of closings from April 1999 through June 1999. In addition, the Company converted bridge loan principal and interest from the 1999 Bridge Financing into 1,846,468 shares of Series D convertible preferred stock and issued 672,328 shares of Series D convertible preferred stock due to the 1999 Series D convertible Repricing. As of September 30, 1999, an aggregate total of 5,460,745 shares of Series D convertible preferred stock had been issued and were outstanding.

  PREFERRED STOCK WARRANTS

In connection with the granting of the Bridge Loan, the Company issued a warrant to purchase 16,071 shares of Series D preferred stock at $11.20 per share. The warrant was fully exercisable at December 31, 1998, and expires on November 5, 2003. In connection with the original terms of the warrant, the number of shares of Series D Preferred Stock purchasable upon exercise of the warrants was increased from 16,071 to 17,724 as a result of the 1999 Series D Convertible Repricing. The warrant was valued utilizing the Black-Scholes option pricing model, and resulted in a fair market value of $9.30 per share utilizing a volatility factor of 1.02, interest rate of 5.18% and expected life of 4 years.

In connection with the extension of the Bridge Loan in December 1998, the Company issued an additional warrant to purchase up to 7,142 shares of Series D preferred stock, subject to adjustment, at the price per share at which the Company closed its Series D preferred stock financing ($7.00). In the first quarter of 1999, the warrant became exercisable as to 1,785 shares only, based upon the conditions in the original warrant. The warrant was valued utilizing the Black-Scholes option pricing model, and resulted in a fair value of $9.30 per share utilizing a volatility of 1.02, interest rate of 5.18% and expected life of 4 years. The warrant expires on December 31, 2003.

In connection with the equipment promissory notes, the Company issued fully exercisable warrants for the purchase of 10,000 shares of Series D preferred stock at $11.20 per share. The warrants expire on the earlier of August 10, 2008 or the fifth anniversary of an initial public offering of the Company's common stock and were exercisable at December 31, 1998. The Company repriced these warrants from $11.20 to $7.00 in the third quarter of fiscal 1999. The warrants were valued utilizing the Black-Scholes option pricing model, and resulted in a fair value of $8.34 per share utilizing a volatility of 1.02, interest rate of 5.18% and an expected life of 9 years.

In connection with the 1998 Bridge Financing from certain stockholders, the Company issued fully exercisable warrants for the purchase of 60,267 shares of the Company's Series D preferred stock at $11.20 per share. These warrants expire on the earliest of five years from the date of the warrants
(September 1998), the date of a firm commitment for an initial public offering of Company's common stock, a merger or sale of the Company, or the liquidation of the Company. In connection with the 1999 Series D convertible repricing, the number of warrants to purchase Series D convertible preferred stock was increased from 60,267 to 96,427, and the exercise price per share was adjusted

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) from $11.20 to $7.00. The additional warrants and change in exercise price was effective in July 1999. The warrants were valued utilizing the Black-Scholes option pricing model, and resulted in a fair value of $1.94 per share utilizing a volatility of 1.02, interest rate of 5.18% and an expected life of
5.43 years.

In connection with the 1999 Bridge Financing, the Company issued fully exercisable warrants for the purchase of 126,779 shares of Series D preferred stock at $7.00 per share. These warrants expire on the earliest of five years from the date of the warrants (between January and March 2004), the date of a firm commitment for an initial public offering of the Company's common stock, the merger or sale of the Company, and the liquidation of the Company. The warrants were valued utilizing the Black-Scholes option pricing model, and resulted in a fair value of $1.99 per share utilizing a volatility of 1.02, interest rate of 5.12% and an expected life of 5.57 years.

The Company had recorded approximately $531,000 at December 31, 1998 and an additional $837,000 at September 30, 1999 to reflect the fair value of the above warrants, which are being amortized over the lives of the respective underlying arrangements. Amortization of approximately $408,000 and $925,000 has been included in the year ended December 31, 1998 and nine-month period ended September 30, 1999, respectively. The fair value of the warrants was calculated using the Black-Scholes option pricing model.

As of December 31, 1998 and September 30, 1999 the Company had reserved 93,480 and 252,715 shares of Series D convertible preferred stock for the exercise of these warrants, respectively.

  COMMON STOCK WARRANTS

In connection with entering into a roaming agreement with a certain customer, the Company issued a warrant for the purchase of 92,857 shares of the Company's common stock at the lower of the last price at which Series D preferred stock is issued or $11.20 per share. As a result of the $7.00 per share issuance of Series D preferred stock in 1999, the warrant was adjusted pursuant to its terms such that the number of shares exercisable increased to 102,699 effective
May 1999. The warrant, which will expire on the earlier of November 12, 2003 or the first anniversary of the date on which the roaming agreement with the customer is terminated, was exercisable at December 31, 1998.

The warrant was valued utilizing the Black-Scholes option pricing model. The Company was required to reevaluate the warrant fair value for all periods through September 30, 1999 at which point a final measurement date existed. The fair value of the warrant at September 30, 1999 was determined to be $184,000 utilizing a volatility of 1.02, interest rate of 5.12% and expected life of 5 years. The fair value of the warrant is being amortized over the life of the agreement. The Company included an immaterial charge to operations for all periods presented.

At December 31, 1998 and September 30, 1999, the Company had reserved 92,857 and 102,699 shares of common stock for the exercise of the warrant, respectively.

  STOCK OPTION PLANS

On July 17, 1995, the Company adopted the 1995 Stock Option Plan (the 1995
Plan), which provides for the granting of incentive stock options to employees and directors and nonqualified stock options

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) to employees, consultants, and directors. Under the 1995 Plan, the Board of Directors determines the term of each award and the award price. In the case of incentive stock options, the exercise price may be established at an amount not less than the fair market value at the date of grant, while nonstatutory stock options may have exercise prices 85% of the fair market value as of the date of grant. The exercise price of each option granted to individuals who, at the time the option is granted, own stock representing more than 10% of the combined voting power of all stock of the Company, shall be at least 110% of the fair market value. Options generally vest with respect to 25% of the shares twelve months after the options' grant date and the remainder ratably over the following twelve calendar quarters and expire no later than ten years from the date of grant.

On August 20, 1997, the Company adopted the 1997 Stock Option Plan (the 1997
Plan), which provides for the granting of incentive stock options to employees and directors and nonqualified stock options to employees, consultants, and directors. The first grants under the 1997 Plan were made as of November 1997. Under the 1997 Plan, the Board of Directors determines the term of each award and the award price. In the case of incentive stock options, the exercise price may be established at an amount not less than the fair market value at the date of grant, while nonstatutory stock options may have exercise prices not less than 85% of the fair market value as of the date of grant. The exercise price of any option granted to a 10% shareholder will not be less than 110% of the fair market value of the shares on the date of grant. Options granted under the 1997 Plan for new employees generally vest with respect to 20% of the shares ten months after the employee's hire date and the remainder vesting ratably over the following forty months and options generally expire no later than ten years from the date of grant. As of April 1999, follow-on grants to existing employees generally vest ratably over fifty months from the date of grant. Prior to April 1999, follow-on grants to employees vested on the same schedule as grants made to new employees.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)

Stock option activity was as follows:

                                                                  OPTIONS OUTSTANDING
                                                              ---------------------------
                                                                              WEIGHTED
                                                                NUMBER        AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ----------   --------------
Outstanding at December 31, 1995............................     300,353        $0.28
  Granted...................................................     342,289        $0.28
  Exercised.................................................      (4,910)       $0.28
  Canceled..................................................     (23,725)       $0.28
                                                              ----------
Outstanding at December 31, 1996............................     614,007        $0.28
  Granted...................................................     464,604        $1.65
  Exercised.................................................    (161,430)       $0.34
  Canceled..................................................    (229,507)       $0.31
                                                              ----------
Outstanding at December 31, 1997............................     687,674        $1.20
  Granted...................................................   1,383,005        $2.63
  Exercised.................................................     (28,935)       $0.48
  Canceled..................................................    (190,575)       $1.88
                                                              ----------
Balance at December 31, 1998................................   1,851,169        $2.21
  Granted...................................................   1,492,376        $5.46
  Exercised.................................................    (227,400)       $1.43
  Canceled..................................................  (1,064,286)       $2.88
                                                              ----------
Balance at September 30, 1999...............................   2,051,859        $4.28
                                                              ==========

The following tables summarize information about options outstanding at September 30, 1999:

                                          OUTSTANDING OPTIONS           EXERCISABLE OPTIONS
                                   ----------------------------------   --------------------
                                                WEIGHTED     WEIGHTED               WEIGHTED
                                                 AVERAGE     AVERAGE                AVERAGE
                 RANGE OF          NUMBER OF   CONTRACTUAL   EXERCISE   NUMBER OF   EXERCISE
              EXERCISE PRICE        SHARES        LIFE        PRICE      SHARES      PRICE
           ---------------------   ---------   -----------   --------   ---------   --------
                                                 (YEARS)
           $0.28...............      177,952     6.95         $ 0.28     132,619     $ 0.28
           $0.70...............        5,824     7.74         $ 0.70       3,012     $ 0.70
           $1.68--$2.24........      246,030     8.48         $ 2.21     101,846     $ 2.20
           $2.80--$8.40........    1,566,524     9.52         $ 4.80     151,641     $ 3.43
           $12.60..............       55,529     9.90         $12.60          97     $12.60

In connection with the grant of share options to employees through September 30, 1999, the Company recorded deferred compensation of $1,779,000 for the aggregate differences between the exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the common shares subject to these options. Such amount is included as a reduction of stockholders' equity and is being amortized on a straight-line basis over the option vesting periods, which are

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) generally four years. The compensation expense of $193,000 through September 30, 1999 relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

  COMMON STOCK RESERVED FOR FUTURE ISSUANCE

Shares of common stock of the Company reserved for future issuance at September 30, 1999 were as follows:

Warrants....................................................     355,414
Stock options...............................................   2,791,609
Series A redeemable convertible preferred stock.............   1,214,285
Series B redeemable convertible preferred stock.............   2,310,715
Series C redeemable convertible preferred stock.............   2,500,000
Series D convertible preferred stock........................   6,250,000
                                                              ----------
                                                              15,422,023
                                                              ==========

  PRO FORMA INFORMATION

The Company has elected to follow APB Opinion No. 25 in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS 123. The fair value of options granted in fiscal years 1996, 1997 and 1998 and the nine months ended September 30, 1999 reported below has been estimated at the date of grant using the minimum value method assuming no expected dividends and the following weighted average assumptions:

                                                              EMPLOYEE STOCK OPTIONS
                                               -----------------------------------------------------
                                                           DECEMBER 31,
                                               ------------------------------------   SEPTEMBER 30,
                                                  1996         1997         1998           1999
                                               ----------   ----------   ----------   --------------
Expected life (years)........................        4-5          4-5          4-5             4-5
Risk-free interest rate (percentage).........        7-8          7-8          7-8             5-6

Existing option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                           GRIC COMMUNICATIONS, INC.

                     (INFORMATION FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) The weighted average estimated fair values of employee stock options for fiscal years 1996, 1997 and 1998 and the nine months ended September 30, 1999 were $0.08, $0.50, $0.76 and $1.20 per share, respectively.

The effect of applying the minimum value option valuation model to the Company's stock option grants did not result in pro forma net income materially different from historical amounts reported. Therefore, this pro forma information is not separately presented herein.

8. SUBSEQUENT EVENTS

  REINCORPORATION AND PUBLIC OFFERING

In September 1999, the Board of Directors approved (i) the Company's reincorporation in the state of Delaware and an associated exchange of shares of common stock and preferred stock in the California predecessor for shares of common stock and preferred stock in the Delaware corporation that has the effect of a 1-for-2.8 reverse stock split, (ii) the designation of common stock and preferred stock with $0.001 par value per share and (iii) the filing of a Registration Statement with the Securities and Exchange Commission permitting the Company to sell up to $80,000,000 of its common stock to the public. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation and reverse stock split. On December 8, the reincorporation in the State of Delaware occurred.

  STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLAN

In September 1999, the Board of Directors approved, effective upon the date of the Company's initial public offering of its common stock, (i) the termination of the 1995 Plan and the 1997 Plan such that no new options may be granted under these plans, (ii) the adoption of the 1999 Equity Incentive Plan (the "Equity Plan") and the reservation of 4,500,000 shares for issuance under the Equity Plan and (iii) the adoption of the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and the reservation of 500,000 shares of the Company's common stock for issuance under the Purchase Plan.

--------------------------------------------------------------------------------

                                     [LOGO]


                                4,600,000 SHARES


                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------


                               December 14, 1999


                               CIBC WORLD MARKETS
                           U.S. BANCORP PIPER JAFFRAY
                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.


UNTIL JANUARY 8, 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.